    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 6, 1999

                                                      REGISTRATION NO. 333-89181
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                                AMENDMENT NO. 2
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           --------------------------

                              OPTIO SOFTWARE, INC.
             (Exact Name of Registrant as Specified in its Charter)

           GEORGIA                           5045                  58-1435435
 (State or other Jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
Incorporation or Organization)                                      Number)

                           --------------------------

                              3015 WINDWARD PLAZA
                              WINDWARD FAIRWAYS II
                           ALPHARETTA, GEORGIA 30005
                                 (770) 576-3500
               (Address, Including Zip Code and Telephone Number,
       Including Area Code, of Registrant's Principal Executive Offices)
                           --------------------------

                                 C. WAYNE CAPE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              OPTIO SOFTWARE, INC.
                              3015 WINDWARD PLAZA
                              WINDWARD FAIRWAYS II
                           ALPHARETTA, GEORGIA 30005
                                 (770) 576-3500
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)
                           --------------------------

                                   COPIES TO:

      LARRY W. SHACKELFORD, ESQ.               WILLIAM J. GRANT, JR., ESQ.
        NEIL H. DICKSON, ESQ.                    WILLKIE FARR & GALLAGHER
   MORRIS, MANNING & MARTIN, L.L.P.                 787 SEVENTH AVENUE
    1600 ATLANTA FINANCIAL CENTER                NEW YORK, NEW YORK 10019
      3343 PEACHTREE ROAD, N.E.                       (212) 728-8000
        ATLANTA, GEORGIA 30326                     (212) 728-8111 (FAX)
            (404) 233-7000
         (404) 365-9532 (FAX)

                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement is declared effective.

    If any of the securities being registered on this Form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") please check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             SUBJECT TO COMPLETION
                 PRELIMINARY PROSPECTUS DATED DECEMBER 6, 1999


PROSPECTUS
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                5,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                                 --------------

        This is Optio Software, Inc.'s initial public offering of common stock.

        We expect the public offering price to be between $8.00 and $10.00 per share. Currently, no public market exists for the shares. After pricing the offering, we expect that the common stock will be quoted on the NASDAQ National Market System under the symbol "OPTO."

       INVESTING IN THE COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 4 OF THIS PROSPECTUS.
                               --------------------

                                                               PER SHARE    TOTAL
                                                               ---------  ---------
Public offering price........................................      $          $
Underwriting discount........................................      $          $
Proceeds, before expenses, to Optio..........................      $          $

        The underwriters may also purchase from Optio and some of our shareholders up to an additional 750,000 shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        The shares will be ready for delivery on or about         , 1999.

                               ----------------------

  MERRILL LYNCH & CO.

          BEAR, STEARNS & CO. INC.

                     THE ROBINSON-HUMPHREY COMPANY
                               ------------------

               The date of this prospectus is December   , 1999.

                            DESCRIPTION OF GRAPHICS
                              OPTIO SOFTWARE, INC.

1)  The Evolving Business Continuum

    At the bottom center of the graphic is a circle that contains the Optio logo that contains:

    - The word "Optio" printed horizontally with the letters "O - P - T - O" in plain black type and a stylized "I" that is rendered in red type.

    - The word "Optio" is underlined and there is a thin vertical line extending from the second "O" to the top of the letter.

    - To the right of the vertical line is the word "Software" in red sans serif type oriented vertically.

    - Below the underline is the phrase "Optimizing Information" in black sans serif type. The "I" in the word "Information" is formed by the lower extension of the stylized "I" that forms the "I" in Optio.

    Extending upward from the logo is a fan-shaped image that is made up of 5 smaller fan-shaped sections. There is a labeled arc that crosses the lower half of the fan that contains the words "Paper-Intensive Commerce" on the left-hand side and "e-business" on the right-hand side. Across the top of the fan-shaped image is a second arc that is labeled to correspond with each of the fan-shaped sections which reads from left to right: "Forms, Dynamic Documents, Process, Internet, e-Commerce".

    Each fan-shaped section has a graphic superimposed on a circle described as:

    - Forms -- Stylized to represent two plain sheets of paper or letterhead laid one over the other with the top sheet offset to the lower left.

    - Dynamic Documents -- Stylized to represent three overlaid documents each with different graphical layouts to represent customized content and information.

    - Process -- Stylized to represent a document with an arrow encircling it in a counter-clockwise direction.

    - Internet -- A stylized sphere with a horizontal ring around its circumference at the midline. The globe is labeled with the letters "WWW".

    - E-Commerce -- Stylized to represent a computer workstation with a monitor. On the screen of the monitor is a lower case letter "e".

    Across the top of the fan-shaped image and conforming to the radius of the fan are the words "Evolving Business Continuum" in sans serif red type.

    The caption at the bottom of the page states that:

    "Our software enables organizations to extend their reach from paper-intensive commerce to e-business by delivering customized information in real time to a global network of destinations. For example, our software can take the information contained in an invoice that was originally designed to be printed and customize it into a form that can be transmitted to an e-commerce system.

    E-business refers to using the Internet to conduct business, and e-commerce, a subset of e-business, focuses on using the Internet to perform transactions."

                               TABLE OF CONTENTS


                                                                                                               PAGE
                                                                                                             ---------
Prospectus Summary.........................................................................................          1
Risk Factors...............................................................................................          4
Forward Looking Statements.................................................................................         13
Use of Proceeds............................................................................................         13
Dividend Policy............................................................................................         13
Capitalization.............................................................................................         14
Dilution...................................................................................................         15
Selected Financial Data....................................................................................         16
Management's Discussion and Analysis of Financial Condition and Results of Operations......................         17
Business...................................................................................................         29
Management.................................................................................................         43
Certain Transactions.......................................................................................         49
Principal Shareholders.....................................................................................         51
Description of Capital Stock...............................................................................         52
Shares Eligible for Future Sale............................................................................         54
Underwriting...............................................................................................         56
Legal Matters..............................................................................................         59
Experts....................................................................................................         59
Additional Information.....................................................................................         59
Index to Financial Statements..............................................................................        F-1


                               ------------------

    You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed after that date.

    "Optio" and "MedForms" are registered trademarks of Optio Software, Inc. This prospectus also contains trademarks and registered trademarks of companies other than Optio Software, Inc.

                      (This page intentionally left blank)

                                    SUMMARY


    This summary does not contain all of the information that you should consider before investing in the common stock. You should read the entire prospectus carefully, including the financial data and related notes, before making an investment decision. The terms "Optio," "Optio Software" and "we" as used in this prospectus refer to Optio Software, Inc. Any reference to a fiscal year refers to our fiscal year ending on January 31 of that calendar year. For example, "fiscal 1999" refers to our fiscal year ended January 31, 1999.


                                     OPTIO


    We are a leading provider of software that enables organizations to customize and deliver information to a global network of digital destinations, including printers, faxes, e-mail and, with the recent release of our e-business software, the Internet and wireless devices. Our software takes real-time information from enterprise applications, external databases and files, customizes it to suit business needs and delivers it to an organization's customers, suppliers and partners when, where and how they need it. By using our software, organizations are able to unlock the value of their investments in existing enterprise systems and extend their operations from paper-intensive commerce to e-business. For example, organizations use our software to customize their purchase orders according to business preferences, securely publish reports to the Internet and send invoices as e-business transactions to other organizations. Importantly, these functions are performed seamlessly, without modifying the software or the business processes that created the original information.



    Organizations are constantly seeking ways to use information to operate more productively and cost-effectively. The emergence of e-business, which refers to the use of the Internet to conduct business, has challenged organizations to gather information from a greater number of sources, tailor it to more specific requirements and deliver it to a wider array of people and systems than previously possible. This demanding and constantly changing environment has created the need for a comprehensive and flexible solution that optimizes the use of business information and maximizes the power of the Internet. According to AMR Research, Inc., enterprise spending on software applications that automate and integrate the business processes of organizations will grow from $16.7 billion in 1998 to $66.6 billion in 2003. Furthermore, International Data Corporation estimates that spending for software that facilitates electronic commerce, a subset of e-business that addresses transactions performed over the Internet, will grow from $444 million in 1998 to $13 billion in 2003.


    Our objective is to be the leading provider of software that enables organizations to extend their operations from paper-intensive commerce to e-business. Key elements of our strategy include continuing to enhance the e-business capabilities of our software to increasingly enable the exchange of information, expanding our global sales and marketing efforts, extending our network of strategic relationships, leveraging our significant customer base and pursuing strategic acquisitions.


    We market and sell our software products primarily through our direct sales force and a network of certified resellers. As of October 31, 1999 we employed 46 sales personnel and provided distribution through approximately 100 resellers. We also offer our customers consulting services including implementation and training. Our customers come from a wide variety of industries including manufacturing, retail, technology and healthcare. We have developed versions of our software targeted for the healthcare industry. As of October 31, 1999, we had over 3,800 customers worldwide, including The Home Depot, Inc., JFK Medical Center, Reynolds Metals Company and Telxon Corporation, which we believe makes us a leading provider of information customization and delivery software relative to our competitors. We have strategic marketing relationships with six major enterprise and healthcare software vendors, which are Baan Company, N.V., J.D. Edwards & Company, McKesson HBOC, Inc., Oracle Corporation, QAD Inc. and SAP AG, that provide us valuable customer referrals and recommendations of our software.


    Optio was incorporated in Georgia in 1981 under the name Technology Marketing, Inc., changed its name to Xpoint Corporation in 1982, and further changed its name to Optio Software, Inc. in 1997. Our principal executive office is located at 3015 Windward Plaza, Windward Fairways II, Alpharetta, GA 30005. Our telephone number is (770) 576-3500. Our Web site is located at www.optiosoftware.com. Information contained on our Web site does not constitute a part of this prospectus.

                                  THE OFFERING

Common stock offered by Optio...............  5,000,000 shares

Shares outstanding after the Offering.......  16,918,640 shares

Use of proceeds.............................  We intend to use the net proceeds from this offering for:

                                              - expansion of our business, including sales
                                              and marketing expenditures;

                                              - product development;

                                              - potential future acquisitions;

                                              - repayment of debt; and

                                              - for general corporate purposes, including
                                              working capital.

Risk Factors................................  See "Risk Factors" and the other information included in this prospectus for a discussion
                                              of factors you should carefully consider
                                              before deciding to invest in shares of the
                                              common stock.

Proposed Nasdaq National Market Symbol......  "OPTO"

    Unless otherwise noted, all information in the prospectus, including share and per share information, gives effect to a 5-for-1 split of the common stock on October 15, 1999, assumes no exercise of the underwriters' overallotment option and excludes up to 12,500,000 shares reserved for issuance under our stock incentive plan.

                         SUMMARY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The following table presents table summarizes our financial data for the periods indicated. Our balance sheet data is presented on an actual basis and on an as adjusted basis giving effect to the sale of the common stock in this offering and the application of the proceeds from the sale.

                                                                  FISCAL YEAR ENDED          NINE MONTHS ENDED
                                                                     JANUARY 31,                OCTOBER 31,
                                                           -------------------------------  --------------------
                                                             1997       1998       1999       1998       1999
                                                           ---------  ---------  ---------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
Revenue:
  License fees...........................................  $   5,802  $   9,150  $  12,014  $   8,081  $  11,948
  Services, maintenance and other........................      3,200      4,419      7,525      4,999     11,254
                                                           ---------  ---------  ---------  ---------  ---------
    Total revenue........................................      9,002     13,569     19,539     13,080     23,202
Gross profit.............................................      6,546     10,267     14,537      9,787     16,791
Total operating expenses.................................      5,852     10,144     13,923      9,059     14,475

Income from operations...................................        694        123        614        728      2,316
Net income...............................................  $     419  $      22  $     316  $     575  $   1,276
Net income per share--basic..............................  $    0.03  $    0.00  $    0.03  $    0.04  $    0.11
Net income per share--diluted............................  $    0.03  $    0.00  $    0.02  $    0.03  $    0.07
Weighted average shares outstanding--basic...............     12,380     12,891     12,825     12,928     11,919
Weighted average shares outstanding--diluted.............     15,478     16,424     17,305     16,753     19,347


                                                                                            AS OF OCTOBER 31, 1999
                                                                                            ----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                            ---------  -----------
BALANCE SHEET DATA:
  Cash and cash equivalents...............................................................  $   1,286   $  40,937
  Working capital (deficiency)............................................................       (857)     39,461
  Total assets............................................................................     12,392      52,043
  Long-term debt, net of current portion..................................................        578          46
  Total shareholders' equity..............................................................      1,288      42,138

                                  RISK FACTORS

    You should carefully consider the following risk factors before making an investment decision. Our business, operating results or financial condition could be harmed by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. You should also refer to the other information set forth in this prospectus, including our financial statements and the related notes.

                         RISKS RELATED TO OUR BUSINESS

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE IN FUTURE PERIODS; AS A RESULT, WE MAY FAIL TO MEET EXPECTATIONS OF INVESTORS AND ANALYSTS AND OUR STOCK PRICE MAY DECLINE.

    Our revenue and operating results may vary from quarter to quarter. As a result, we may fail to meet expectations of investors and analysts, which may cause our stock price to decline. These fluctuations may occur as a result of the following factors:

       - variations in market acceptance of and demand for our software;

       - the size and timing of our customer orders;

       - increased expenses, whether related to sales and marketing, product development or administration;

       - delays in introducing new software or software enhancements;

       - new software introductions or changes in pricing policies by our competitors;

       - costs related to acquisitions of technologies or businesses; and

       - the amount and timing of expenditures related to expansion of our operations.

    The purchase of our software involves a significant commitment of resources and recurring expenses and attendant delays frequently associated with approving capital expenditures and reviewing new technologies that affect key operations. The decision-making processes of our customers' senior management requires us to provide a significant level of training to prospective customers regarding the use and benefits of our software. We may expend substantial funds and management resources during the sales cycle and fail to consummate the sale. Accordingly, our results of operations for a particular period may suffer if the sales forecasted for a particular period are delayed or do not otherwise occur.


WE RELY ON OUR STRATEGIC MARKETING RELATIONSHIPS TO GENERATE CUSTOMER REFERRALS WHICH ACCOUNT FOR APPROXIMATELY HALF OF OUR REVENUE; IF WE DO NOT SUCCESSFULLY DEVELOP AND MAINTAIN THESE RELATIONSHIPS, OUR REVENUE WILL DECREASE.



    Historically, approximately half of our sales have depended on our strategic marketing relationships. We expect that revenue from sales of our software and services based on customer referrals generated through these relationships will continue to account for a significant portion of our revenue. The loss of a significant number of these relationships would cause our revenue to decrease. Most of our revenue from these relationships is derived from strategic marketing relationships with two types of entities: large software vendors and consulting firms. Large software vendors, such as Baan, J.D. Edwards, McKesson HBOC, Oracle, QAD and SAP, often recommend our products to their customers or provide us with customer referrals. Consulting firms, such as Deloitte Consulting, may recommend our software to their customers. Some of these organizations receive referral fees for these sales and others do not. We receive license fees from the customers in these sales. We expect that a limited number of our strategic marketing relationships, such as those with McKesson HBOC, will account for a substantial portion of our customer referrals and, therefore, revenue over time. Our strategic relationships are generally terminable by either party upon 30 to 90 days notice. Therefore, the continuation of these relationships is uncertain. Furthermore, software manufacturers may decide to promote technologies and standards that are not compatible with our software, or they may lose market share for their products, which would cause our revenues to decrease.


WE RELY IN PART ON THIRD PARTY RESELLER RELATIONSHIPS TO GENERATE REVENUE; IF WE DO NOT CONTINUE TO DEVELOP AND MAINTAIN THESE RELATIONSHIPS, OUR REVENUE WILL DECREASE.

    We intend to augment our indirect sales channel through additional third-party reseller arrangements. As a result, we will likely become more dependent on this type of relationship. We may not be able to successfully augment these arrangements, and the expansion of indirect resale methods, even if successful, may not increase revenue. As a result, we may incur expenses that do not promote the growth of our business.

WE INTEND TO MAKE ACQUISITIONS IN ORDER TO REMAIN COMPETITIVE IN OUR MARKETS; IF WE ARE UNABLE TO DO SO, OUR COMPETITIVE POSITION COULD BE WEAKENED.

    Though we have not yet entered into negotiations on any potential acquisitions, we intend to continuously evaluate our position within our industry, and we may acquire complementary technologies or businesses in the future. However, we may not be able to identify suitable acquisition candidates that are available for sale at reasonable prices. Due to consolidation trends within the technology industry, failure to adopt and successfully implement a long-term acquisition strategy could weaken our competitive position. If we are able to identify suitable acquisition candidates, we may elect to finance future acquisitions using some or all of the proceeds of this offering. We may also elect to finance future acquisitions with debt financing, which would increase our debt service requirements, or through the issuance of additional common or preferred stock, which could result in dilution to our shareholders. In addition, we may not be able to arrange adequate financing for any acquisitions on acceptable terms.

ACQUISITIONS MAY BE DIFFICULT TO INTEGRATE INTO OUR BUSINESS, MAY LIMIT OUR ABILITY TO MANAGE OUR OPERATIONS AND MAY RESULT IN ADVERSE ACCOUNTING TREATMENT.

    We may be unable to obtain a satisfactory return on our investments in acquisitions as a result of various factors, including:

       - difficulties in assimilating the operations, products, technology, information systems and personnel of the acquired company with our operations;

       - the diversion of our management's attention from other business concerns;

       - the impairment of relationships with our employees, affiliates and organizations with which we have strategic marketing relationships;

       - difficulties maintaining uniform standards, controls, procedures and policies;

       - our lack of direct prior experience in the markets of the acquired company; and

       - the loss of key employees of the acquired company.

    Future acquisitions may also involve large one-time write-offs and amortization expenses related to goodwill and other intangible assets.

WE RELY ON OUR ABILITY TO RETAIN OUR EXISTING KEY PERSONNEL AND ATTRACT ADDITIONAL KEY PERSONNEL; IF WE ARE UNABLE TO DO SO, WE MAY NOT BE ABLE TO EFFECTIVELY MANAGE AND EXPAND OUR BUSINESS.

    Our future performance depends on the continued service of our senior management, product development and sales personnel. The loss of the services of one or more of our key personnel could seriously harm our ability to manage and expand our business. In particular, we rely on the experience and knowledge of our founder and Chief Executive Officer,
C. Wayne Cape, who has provided Optio with management and leadership since its inception in 1981. None of these persons, including Mr. Cape, is bound by an employment agreement. We maintain "key person" life insurance in the amount of $1 million on Mr. Cape, but this amount likely would be inadequate to compensate us for the loss of his services.

    Our future success also depends on our continuing ability to attract, hire, train and retain a substantial number of highly skilled managerial, technical, sales, marketing and customer support personnel. We are particularly dependent on hiring additional personnel to increase our direct sales and research and development efforts. In addition, new hires frequently require extensive training before they achieve desired levels of productivity. For example, our first e-business software was introduced for general commercial sale in September 1999, and our sales force has limited experience selling it. We estimate that our salespeople will require at least three months to become effective at selling our e-business software and services. Competition for qualified personnel is intense and we may fail to retain our key employees or to attract or retain other highly qualified personnel. If we fail to attract and retain these personnel, we may not be able to effectively manage and expand our business.

WE FACE INTENSE COMPETITION IN OUR INDUSTRY; IF WE ARE UNABLE TO COMPETE SUCCESSFULLY, WE MAY NOT BE ABLE TO SELL OUR SOFTWARE AND SERVICES, WHICH WOULD HARM OUR OPERATING RESULTS.

    If we are unable to satisfy our customers requirements we may lose those customers to our competitors, which would harm our operating results. The market for our software and services is intensely competitive, fragmented and constantly changing. Our customers' requirements and the technology available to satisfy those requirements continually change. We expect competition to persist and intensify in the future.

    We believe our competitors fit into three segments. The first is custom software development. The second is comprised of output management solutions from organizations such as:

    - AFP Technology Ltd.;

    - Create!print International, Inc.;

    - Cypress Corporation;


    - Dazel Corporation, which is owned by The Hewlett-Packard Company;



    - New Dimension Software Ltd., which is owned by BMC Software, Inc.;


    - StreamServe, Inc.; and

    - Tivoli, which is owned by IBM Corporation.


    The third is comprised of e-business enablement organizations, which we believe we will compete with increasingly in the future, such as:


    - Actuate Software Corporation;

    - BlueGill Technologies Inc.;


    - BottomLine Technologies Inc.;


    - Brio Technology Inc.;

    - Extricity Software, Inc.;


    - Quest Software, Inc.; and


    - webMethods, Inc.

    We expect to face increased competition from our current competitors. In addition, new competitors, alliances among existing and future competitors, or acquisitions by or consolidations of our competitors may emerge and rapidly gain significant market share.

    Many of these companies, as well as some other competitors, have longer operating histories and significantly greater financial, marketing and other resources than we do. Many of these companies can also leverage extensive customer bases and adopt aggressive pricing policies to gain market share. In addition, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

    Competitive pressures may make it difficult to acquire and retain clients and may require us to reduce the price of our software. We cannot be certain that we will be able to compete successfully with existing or new competitors. If we fail to compete successfully, our business will be harmed. See "Business--Competition."

WE ARE CURRENTLY EXPANDING OUR INTERNATIONAL OPERATIONS; IF WE DO NOT EFFECTIVELY MANAGE THIS EXPANSION, OUR OPERATING RESULTS WILL BE HARMED.

    Substantially all of our current international revenue is derived from the operations of our two wholly-owned subsidiaries in France and Australia. Revenue from license and services to customers outside of North America were $986,000 in the year ended January 31, 1999, representing 5% of total revenue, and approximately $3.1 million in the nine months ended October 31, 1999, representing 13% of total revenue. Our expanding international operations may negatively affect our operating results because of the following factors:

       - difficulties in staffing and managing foreign operations;

       - potential losses or gains from currency fluctuation as a result of transactions and expenses being denominated in foreign currencies;

       - seasonal reductions in business activity in Europe;

       - increased financial accounting and reporting burdens and complexities and potentially adverse tax consequences;

       - delays in delivering language-specific versions of our software due to our limited experience in creating these versions;

       - compliance with a wide variety of complex foreign laws and treaties;

       - reduced protection for intellectual property rights in some countries; and

       - licenses, tariffs and other trade barriers.

    We plan to expand our international operations as part of our business strategy. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources and will place additional burdens on our management, administrative, operational and financial infrastructure. We cannot be certain that our operations in other countries will produce desired levels of revenue or profitability.

OUR SOFTWARE MAY SUFFER FROM DEFECTS OR ERRORS, WHICH MAY HARM ITS REPUTATION OR SUBJECT US TO PRODUCT LIABILITY CLAIMS.

    The software we offer is inherently complex. Despite testing and quality control, current versions, new versions or enhancements of our software may contain errors after commencement of commercial shipments. Any errors may harm the reputation of our software or subject us to product liability claims. Significant technical challenges also arise with our software because our customers purchase and deploy our software across a variety of computer platforms and integrate them with a number of third-party software applications and databases. Any defects or errors that are discovered after commercial release could result in the loss of revenue or delay in market acceptance of our software. Moreover, we could face significant product liability claims and higher development costs if our software contains undetected errors, if we fail to meet our customers' expectations or if a customer's system experiences failures following the implementation of our software, regardless of our responsibility for the failure. Although we maintain general liability insurance coverage, this coverage may not continue to be available on reasonable terms or at all, or may be insufficient to cover one or more large claims. In addition, a product liability claim, whether or not successful, could harm our business by increasing our costs and distracting our management.

THE THIRD PARTY SOFTWARE WE RELY ON MAY SUFFER FROM DEFECTS OR ERRORS OR MAY BECOME OBSOLETE, WHICH WOULD HARM OUR SALES.

    Our software contains components developed and maintained by third-party software vendors, and we expect that we will incorporate software from third-party vendors in our future software. We may not be able to replace the functionality provided by this third-party software if it becomes obsolete, defective or incompatible with future versions of our software or if it is not adequately maintained or updated. Any significant interruption in the availability of this third-party software or defects in this software could harm our sales unless and until we can secure an alternative source. In addition, we have entered into and plan to continue to enter into strategic relationships with other companies whereby we license our software for integration with their software. If the other company's software fails to meet customer expectations or causes a failure in its customers' systems, the reputation of our software could be harmed, even if our software performs in accordance with its functional specifications.

WE MAY EXPERIENCE DELAYS IN ENHANCING EXISTING SOFTWARE AND DEVELOPING NEW SOFTWARE; THESE DELAYS MAY AFFECT OUR COMPETITIVENESS AND CAUSE US TO LOSE MARKET SHARE.

    Our competitiveness and ability to maintain or increase our market share will depend, in part, on our ability to develop, test, sell and support enhancements to our current and new software on a timely basis in response to changing customer needs, competition, technological developments and emerging industry standards. Our failure to successfully adapt our software and services to this rapidly changing market could reduce our revenue and cause our operating results to suffer. The software industry is characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new product and service introductions. These developments could limit the marketability of our software and services and could render our software and services obsolete. We may not successfully identify new product opportunities or develop and bring new and enhanced products and services to the market in a cost-effective and timely manner. If we fail to release new software and upgrades on time or if they fail to achieve market acceptance, we may experience customer dissatisfaction, cancellation of orders and license agreements and loss of revenue.

WE RELY ON THIRD PARTIES TO PROVIDE PART OF OUR CONSULTING SERVICES; IF THESE THIRD PARTIES DO NOT PROVIDE SATISFACTORY SERVICE, OUR REPUTATION COULD BE HARMED AND OUR REVENUE FROM THESE SERVICES COULD DECREASE.

    We now contract with, and may increasingly contract with, third party providers to assist in providing our consulting services. Services provided by these third parties may include providing assistance to our customers in installing and implementing our software. If we are unable to continue contracting with third parties for these consulting services, or if these third parties do not meet the needs or expectations of our customers, our business and reputation may be harmed and we will have to perform these functions ourselves. Providing these services could place a significant strain on our internal consulting resources, and we may not be able to successfully perform these services on a timely and cost-effective basis.

WE MAY FAIL TO ESTABLISH A MARKET FOR OUR NEW E-BUSINESS SOFTWARE AND SERVICES, AND THEREFORE, THEY MAY NOT LEAD TO INCREASED REVENUE.


    We are currently developing new software to assist companies in business-to-business transactions over the Internet. To date, most of our revenue has been derived from software that was not originally designed to facilitate e-business, but rather to deliver customized information by fax, printer and e-mail. If a significant market for e-business software and services fails to develop, or if we are unable to develop broad market acceptance for our e-business software, our business in this area may not grow as rapidly as we anticipate. In addition, our limited operating history in the e-business market makes it difficult for us to evaluate our future prospects in this market. We may encounter risks and difficulties associated with our new e-business initiatives as often is the case with companies that introduce new products and services into rapidly evolving markets. Internet usage for e-business, and therefore the acceptance and adoption of our e-business software and services, may be inhibited for a number of reasons, including:


       - inadequate network infrastructure;

       - security concerns;

       - inconsistent quality of service;

       - unavailability of cost effective, high-speed access to the Internet;
         and

       - changes in government regulation of the Internet.


    We also believe that awareness of our software and its capabilities within this evolving market is still developing. While we have devoted significant resources to promoting awareness of our software and the problems this software addresses, these efforts may not be sufficient to build market awareness for our software.


DISPUTES REGARDING OUR INTELLECTUAL PROPERTY COULD NEGATIVELY IMPACT OUR ABILITY TO SELL OUR SOFTWARE AND SERVICES.

    We believe our ability to sell our software and services depends, in part, on protecting our proprietary intellectual property and favorably resolving intellectual property claims that may be brought against us. If we fail to do so, our ability to sell our software and services may be restricted, as a result of which our operating results would suffer.

    We rely on a combination of copyright, trademark and trade secret laws and contractual provisions to establish and protect our proprietary rights. We have applied for the federal registration of trademarks for "Optio" and "MedForms." We have also registered the domain name "optiosoftware.com." We have not filed any copyrights for our software.

    The steps we have taken to protect our proprietary rights may not be adequate, we may not be able to secure trademark or service mark registrations for our marks in the United States or in foreign countries and third parties may infringe upon or misappropriate our copyrights, trademarks, service marks, domain names and similar proprietary rights. In addition, effective copyright and trademark protection may be unenforceable or limited in foreign countries. Also, our competitors or others may adopt product or service names similar to ours, thereby impeding our ability to build brand identity and possibly leading to customer confusion. In addition, litigation may be necessary to enforce and protect our trade secrets, copyrights and other intellectual property rights. Any litigation would divert management resources, be expensive and may not effectively protect our intellectual property. Our inability to protect our marks adequately could harm our business.

    We may be subject to litigation for claims of infringement of the rights of others or to determine the scope and validity of the intellectual property rights of others. Furthermore, adverse determinations in litigation could result in the loss of proprietary rights, subject us to significant liabilities, require us to seek licenses from third parties, or prevent us from selling our services. If we are required to obtain new licenses from third parties, we may not be able to obtain them on commercially reasonable terms. Any of these results could reduce the acceptance of the Optio brand, which would cause our business to suffer.

                         RISKS RELATED TO OUR INDUSTRY

YEAR 2000 ISSUES PRESENT TECHNOLOGICAL RISKS AND COULD DISRUPT OUR BUSINESS.

    Software that records only the last two digits of the calendar year may not be able to distinguish whether "00" means 1900 or 2000. This may result in our software failing or creating erroneous results, causing:

       - delay or loss of revenue;

       - cancellation of customer contracts;

       - diversion of development resources;

       - damage to our reputation;

       - increased customer support and warranty costs; or

       - litigation costs.

    We believe that based on our assessments to date, material year 2000 issues that we have identified that are within our control can be corrected. However, our software is generally used with enterprise systems and third party applications which may not comply with Year 2000 requirements. As a result, demand for our software may decrease. We also face risks relating to the potential year 2000 non-compliance of institutions that provide services to us, merchants processing electronic transfer of funds, the FedWire system governing electronic funds transfers and the Federal Reserve system itself.

    We cannot assure you that Year 2000 issues will not be discovered in our software or internal computer systems, or in enterprise systems or third-party applications with which our software is used. If Year 2000 issues are discovered, we cannot assure you that our contingency plan will be adequate to deal with them effectively, or that the costs of making the software and systems Year 2000 ready will not harm our business. In addition, if Year 2000 issues arise, we may be subject to complaints by customers, and our reputation and revenue may suffer. We may also be required to defend our software or services in litigation or arbitration proceedings, or to negotiate resolutions of claims, based on Year 2000 issues. The costs of defending and resolving Year 2000-related disputes, regardless of the merits of these disputes, could harm our business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Impact of Year 2000 Computer Issues."

A SHIFT IN CUSTOMER FOCUS AND SPENDING TOWARD YEAR 2000 REMEDIATION MAY CAUSE OUR REVENUE TO DECLINE.

    The purchasing patterns of our customers and potential customers based on Year 2000 issues make it difficult to predict future sales of our software in the fourth quarter of 1999. Many customers may spend their limited financial and personnel resources remediating Year 2000 problems, thereby delaying or foregoing purchases of our software. This trend could reduce our revenue in 1999 and 2000.

WE OPERATE IN AN UNCERTAIN REGULATORY AND LEGAL ENVIRONMENT; NEW LAWS AND REGULATIONS RELATING TO THE INTERNET COULD HINDER OUR SALES, DELAY OUR INTRODUCTION OF NEW SOFTWARE AND SERVICES AND INCREASE OUR OPERATING EXPENSES, WHICH COULD HARM OUR OPERATING RESULTS.

    Laws and regulations directly applicable to Internet business transactions are becoming more prevalent. We cannot predict the impact that any of these laws will have on our business. If the current approach to, and level of, regulation of the Internet is materially altered, we may need to adapt our technology accordingly. Any required adaptation could cause us to spend significant amounts of time or money, which could be detrimental to our business.

                         RISKS RELATED TO OUR OFFERING

THERE HAS BEEN NO PRIOR MARKET FOR OUR COMMON STOCK, AND THE PRICE OF OUR COMMON STOCK MAY BE VOLATILE.

    Prior to this offering, you could not buy or sell our common stock publicly. While we anticipate that our common stock will trade on the Nasdaq National Market after the offering, an active public market may not develop or be sustained. Furthermore, our common stock may not remain eligible to trade on the Nasdaq National Market, which could result in an illiquid market for our common stock. In addition, the market price might fall below the initial public offering price. The initial public offering price may bear no relationship to the price at which the common stock will trade upon completion of this offering. The initial public offering price will be determined based on negotiations between us and the representatives of the underwriters, based on factors that may not be indicative of future market performance. The market for technology companies has experienced extreme price and volume volatility that have often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may harm our stock price, regardless of our operating performance. The trading prices of the stocks of many technology companies are at or near historical highs and reflect relative valuation levels substantially above historical levels. These trading prices and relative valuation levels may not be sustained.

OUR MANAGEMENT HAS BROAD DISCRETION AS TO THE USE OF PROCEEDS FROM THIS OFFERING; IF IT DOES NOT USE THESE PROCEEDS EFFECTIVELY, OUR FINANCIAL CONDITION WILL BE HARMED.


    Our management will have broad discretion in how we use the net proceeds of this offering. We currently expect to use the net proceeds from this offering to expand our business, including sales and marketing expenditures, to continue our product development, for potential future acquisitions, for repayment of debt and for general corporate purposes, including working capital. Investors will be relying on the judgment of our management regarding the application of the proceeds from this offering. A failure by our management to apply these proceeds effectively would cause our financial condition to suffer and could cause the market price of our common stock to decline. See "Use of Proceeds."


FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE.


    Sales of a substantial number of shares of our common stock in the public market following this offering could adversely affect the market price of our common stock. After this offering, 16,918,640 shares of our common stock will be outstanding. All of the shares sold in this offering will be freely tradable unless held by affiliates of Optio or by persons subject to other contractual or legal restrictions on resale. The remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements signed by the holder and will be available for sale in the public market as follows:


       - approximately 7,556,520 restricted shares will be eligible for sale 180 days after the date of this prospectus upon the expiration of lock-up agreements with the underwriters, subject to the provisions of Rule 144; and

       - approximately 4,362,120 restricted shares are eligible for sale as of the date of this prospectus in accordance with the provisions of Rule 144.

OUR MANAGEMENT AND AFFILIATES WILL CONTROL MORE THAN 56% OF OUR STOCK FOLLOWING THIS OFFERING AND WILL THEREFORE BE ABLE TO DETERMINE THE OUTCOME OF ANY SHAREHOLDER VOTE, INCLUDING APPROVAL OF A SALE OF OPTIO.

    Over 56% of our stock will be controlled by our management and affiliates after this offering; as a result, they can determine the outcome of any shareholder vote. This may discourage a potential acquirer from offering to purchase or otherwise attempting to obtain control of Optio, which in turn could reduce our stock price or prevent our shareholders from realizing a premium over our stock price. Following this offering, our officers, directors and affiliated persons will beneficially own approximately 11,946,950 shares of our common stock, including 4,301,300 shares subject to acquisition upon the exercise of options exercisable within 60 days. C. Wayne Cape, our Chief Executive Officer, will beneficially own following this offering approximately 9,636,950 shares of our common stock, including 2,256,300 shares subject to acquisition upon the exercise of options exercisable within 60 days. As a result, our officers, directors and affiliated persons will effectively be able to:

       - elect, or defeat the election of, our directors;

       - amend or prevent amendment of our Articles of Incorporation or Bylaws;

       - effect or prevent a merger, sale of assets or other corporate transaction; and

       - control the outcome of any other matter submitted to the shareholders for vote.

    Our public shareholders, for so long as they hold less than 50% of our common stock, will be unable to control the outcome of these transactions.

INVESTORS IN THIS OFFERING WILL SUFFER IMMEDIATE DILUTION.


    The initial public offering price is substantially higher than the as adjusted net tangible book value per share of our outstanding common stock immediately after the offering. Accordingly, purchasers of common stock in this offering will experience immediate and substantial dilution of approximately $6.53 in net tangible book value per share, or approximately 73% of the offering price, assuming the offering price is the midpoint of the proposed offering price range, or $9.00 per share. In contrast, existing shareholders paid an average price of $0.06 per share. Investors will incur additional dilution upon the exercise of outstanding stock options and warrants.


OUR ARTICLES OF INCORPORATION AND BYLAWS, AS WELL AS GEORGIA LAW, MAY PREVENT OR DELAY A FUTURE TAKEOVER, THUS PREVENTING INVESTORS FROM REALIZING A PREMIUM ON OUR STOCK PRICE.

    Our articles of incorporation, bylaws and Georgia law could make it more difficult for a third party to acquire us, even if a change in control would be beneficial to our shareholders. For example, our articles of incorporation and bylaws provide, among other things, that:

       - our board of directors, without shareholder approval, has the authority to issue preferred stock with rights superior to the rights of the holders of common stock;

       - shareholders must comply with advance notice provisions contained in our bylaws to make proposals at shareholder meetings and nominate candidates for election to our board of directors;

       - our board of directors is classified and directors have staggered terms; and

       - the shareholders may call a special meeting only upon request of 50% of the votes entitled to be cast on each issue to be considered at the special meeting.

    Georgia law also contains "business combination" and "fair price" provisions that may have the effect of delaying, deterring or preventing a change in control of Optio. See "Description of Capital Stock--Antitakeover Provisions of Our Articles of Incorporation, Bylaws and Georgia Law."

                           FORWARD LOOKING STATEMENTS

    This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about us, including, among other things:

       - our limited operating history in the e-business market and the uncertainty of our prospects in this area;

       - fluctuations in our quarterly operating results;

       - delays or losses of sales due to long sales and implementation cycles for our products;

       - the possibility of lower prices, reduced gross margins and loss of market share due to increased competition; and

       - increased demands on our resources due to continued growth.

    We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this prospectus might not occur. You should not place undue reliance on forward-looking statements.

                                USE OF PROCEEDS


    The net proceeds to Optio from the sale of the 5,000,000 shares of common stock offered by us in this offering, assuming the offering price is the midpoint of the proposed offering range, or $9.00 per share, after deducting offering expenses of approximately $1 million and the underwriting discounts and commissions, will be approximately $40.9 million, assuming no exercise of the underwriters' over-allotment option. The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock, to facilitate future access by us to public equity markets and to provide increased visibility and credibility in a marketplace where many of our current and potential competitors are or will be publicly-held companies. We expect to use the net proceeds from the offering to expand our business, including sales and marketing expenditures, to continue our product development, for potential future acquisitions, to repay the debt described below and for general corporate purposes, including working capital. We expect to use approximately $1,198,863 of all net proceeds to repay indebtedness to three former shareholders incurred in connection with the repurchase of their common stock on December 23, 1998. This indebtedness bears interest at 7% per annum and matures on July 1, 2001; we must repay this indebtedness pursuant to its terms and prepayment following the closing of this offering is mandatory in accordance with the promissory notes. See "Certain Transactions." As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the remaining net proceeds we will have upon completion of the offering. Accordingly, our management will have broad discretion in the application of the net proceeds.


    We may, if the opportunity arises, use an unspecified portion of the net proceeds to acquire or invest in complementary businesses, products and technologies. From time to time, in the ordinary course of our business, we expect to evaluate potential acquisitions of businesses, products or technologies. However, we have no present understandings, commitments or agreements with respect to any material acquisition or investment.

    Pending use of the net proceeds for the above purposes, we intend to invest these funds in short-term, interest-bearing, investment-grade securities and use these funds for general corporate purposes.

                                DIVIDEND POLICY

    Optio has never declared or paid any cash dividends on its capital stock. We currently intend to retain any future earnings and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of October 31, 1999. Our capitalization is presented on an actual basis and on an adjusted basis to reflect the sale of the shares in this offering and the repayment of indebtedness to three former shareholders of Optio incurred in connection with the repurchase of their common stock.

                                                                                            OCTOBER 31, 1999,
                                                                                       ---------------------------
                                                                                                          AS
                                                                                          ACTUAL       ADJUSTED
                                                                                       ------------  -------------
Current portion of notes payable to related parties..................................  $    840,000  $     173,000
Notes payable to related parties, less current portion...............................       532,000             --
Capital lease obligations, current and long-term.....................................        93,000         93,000
Shareholders' equity:
  Preferred stock, no par value; 20,000,000 shares authorized, none issued or
    outstanding......................................................................            --             --
  Common stock, no par value; 100,000,000 shares authorized; 11,918,640 shares issued
    and outstanding; 16,918,640 shares issued and outstanding as adjusted............     1,439,000     42,289,000
  Retained earnings..................................................................       171,000        171,000
  Accumulated other comprehensive income.............................................        29,000         29,000
  Unamortized stock compensation.....................................................      (351,000)      (351,000)
                                                                                       ------------  -------------
Total shareholders' equity...........................................................     1,288,000     42,138,000
                                                                                       ------------  -------------
Total capitalization.................................................................  $  2,753,000  $  42,404,000
                                                                                       ============  =============


    Upon the closing of the offering, our authorized capital will consist of 100,000,000 shares of common stock and 20,000,000 shares of preferred stock. We expect there to be 16,918,640 shares of common stock outstanding after the offering, which includes the adjustments described above. The outstanding shares as of October 31, 1999 exclude 9,599,785 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $0.70.


    You should read the capitalization table together with the sections of this prospectus entitled "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included in this prospectus.

                                    DILUTION

    As of October 31, 1999, Optio had a net tangible book value of approximately $898,000, or $0.08 per share of common stock. Net tangible book value per share represents the amount of total tangible assets of Optio reduced by its total liabilities, divided by the number of shares of common stock outstanding as of October 31, 1999. Assuming an initial public offering price of $9.00 per share, after giving effect to the receipt by Optio of the estimated net proceeds from the sale of the 5 million shares of common stock offered by Optio hereby, the as adjusted net tangible book value of Optio as of October 31, 1999 would have been approximately $41.8 million, or $2.47 per share. This represents an immediate increase in net tangible book value of $2.39 per share to existing shareholders and an immediate dilution of $6.53 per share to new investors. The following table illustrates this per share dilution:

Initial public offering price per share.......................             $    9.00
    Net tangible book value per share as of October 31,
      1999....................................................  $    0.08
    Increase per share attributable to new investors..........       2.39
                                                                ---------
As adjusted net tangible book value per share after this
  offering....................................................                  2.47
                                                                           ---------
Dilution per share to new investors...........................             $    6.53
                                                                           =========

    The following table sets forth as of October 31, 1999 the differences between existing shareholders and new investors with respect to the number of shares of common stock purchased from Optio, the total consideration paid and the average price per share paid:

                                     SHARES PURCHASED          TOTAL CONSIDERATION
                                 -------------------------  --------------------------   AVERAGE PRICE
                                    NUMBER       PERCENT       AMOUNT        PERCENT       PER SHARE
                                 ------------  -----------  -------------  -----------  ---------------
Existing shareholders..........    11,918,640          70%  $     717,000           2%     $    0.06
New investors..................     5,000,000          30%     45,000,000          98%     $    9.00
                                 ------------   ---------   -------------   ---------
  Total........................    16,918,640         100%  $  45,717,000         100%     $    2.70
                                 ============   =========   =============   =========


    Other than as noted above, the foregoing computations assume no exercise of stock options after October 31, 1999. As of October 31, 1999, options to purchase 9,599,785 shares of common stock were outstanding, with a weighted average exercise price of $0.70 per share. To the extent that the outstanding options to purchase common stock, or any options issued after October 31, 1999, are exercised, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

    The following table sets forth our selected financial data. You should read the selected financial data together with our financial statements and related notes and the section of the prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected financial data as of and for the years ended January 31, 1995, 1996, 1997, 1998 and 1999 have been derived from the audited financial statements of the Company. The statement of operations and per share data for the nine months ended
October 31, 1998 and 1999 and the balance sheet data as of October 31, 1999 were derived from unaudited financial statements which, in the opinion of management, include all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of results of operations. You should not rely on interim results as being indicative of results we expect for the full year.

                                                                                                                     NINE
                                                                                                                    MONTHS
                                                                                                                     ENDED
                                                                                                                    OCTOBER
                                                                        FISCAL YEAR ENDED JANUARY 31,                 31,
                                                            -----------------------------------------------------  ---------
                                                              1995       1996       1997       1998       1999       1998
                                                            ---------  ---------  ---------  ---------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
  Revenue:
    License fees..........................................  $   3,367  $   4,806  $   5,802  $   9,150  $  12,014  $   8,081
    Services, maintenance and other.......................      1,638       1984      3,200      4,419      7,525      4,999
                                                            ---------  ---------  ---------  ---------  ---------  ---------
      Total revenue.......................................      5,005      6,790      9,002     13,569     19,539     13,080
  Costs of revenue:
    License fees..........................................        469        589        642      1,088        913        574
    Services, maintenance and other.......................        815        981      1,814      2,214      4,089      2,719
                                                            ---------  ---------  ---------  ---------  ---------  ---------
      Total cost of revenue...............................      1,284      1,570      2,456      3,302      5,002      3,293
                                                            ---------  ---------  ---------  ---------  ---------  ---------
  Gross profit............................................      3,721      5,220      6,546     10,267     14,537      9,787
  Operating expenses:
    Sales and marketing...................................      2,067      2,470      3,674      5,901      7,534      5,004
    Research and development..............................        586        790        891      1,551      2,530      1,713
    General and administrative............................        727      1,175      1,143      1,886      2,884      1,654
    Depreciation and amortization.........................        715        761        144        806        975        688
                                                            ---------  ---------  ---------  ---------  ---------  ---------
      Total operating expenses............................      4,095      5,196      5,852     10,144     13,923      9,059
                                                            ---------  ---------  ---------  ---------  ---------  ---------
  Income (loss) from operations...........................       (374)        24        694        123        614        728
  Other income (expense):
    Interest income.......................................         24         76         71         32        104         64
    Interest expense......................................        (44)       (42)       (42)       (77)      (257)       (45)
    Other.................................................         --         --         --          8        (46)         9
                                                            ---------  ---------  ---------  ---------  ---------  ---------
                                                                   20         34         29        (37)      (199)        28
                                                            ---------  ---------  ---------  ---------  ---------  ---------
  Income (loss) before income taxes.......................       (394)        58        723         86        415        756
  Income tax expense (benefit)............................       (203)        48        304         64         99        181
                                                            ---------  ---------  ---------  ---------  ---------  ---------
  Net income (loss).......................................  $    (191) $      10  $     419  $      22  $     316  $     575
                                                            =========  =========  =========  =========  =========  =========
  Net income (loss) per share--basic......................  $   (0.02) $    0.00  $    0.03  $    0.00  $    0.03  $    0.04
  Net income (loss) per share--diluted....................  $   (0.02) $    0.00  $    0.03  $    0.00  $    0.02  $    0.03
  Weighted average shares outstanding--basic..............     12,095     12,095     12,380     12,891     12,825     12,928
  Weighted average shares outstanding--diluted............     12,095     14,991     15,478     16,424     17,305     16,753


                                                              1999
                                                            ---------
STATEMENT OF OPERATIONS DATA:
  Revenue:
    License fees..........................................  $  11,948
    Services, maintenance and other.......................     11,254
                                                            ---------
      Total revenue.......................................     23,202
  Costs of revenue:
    License fees..........................................        648
    Services, maintenance and other.......................      5,763
                                                            ---------
      Total cost of revenue...............................      6,411
                                                            ---------
  Gross profit............................................     16,791
  Operating expenses:
    Sales and marketing...................................      8,434
    Research and development..............................      2,529
    General and administrative............................      2,586
    Depreciation and amortization.........................        926
                                                            ---------
      Total operating expenses............................     14,475
                                                            ---------
  Income (loss) from operations...........................      2,316
  Other income (expense):
    Interest income.......................................         86
    Interest expense......................................        (96)
    Other.................................................         (1)
                                                            ---------
                                                                  (11)
                                                            ---------
  Income (loss) before income taxes.......................      2,305
  Income tax expense (benefit)............................      1,029
                                                            ---------
  Net income (loss).......................................  $   1,276
                                                            =========
  Net income (loss) per share--basic......................  $    0.11
  Net income (loss) per share--diluted....................  $    0.07
  Weighted average shares outstanding--basic..............     11,919
  Weighted average shares outstanding--diluted............     19,347

                                                                       AS OF JANUARY 31,
                                                     -----------------------------------------------------  AS OF OCTOBER 31,
                                                       1995       1996       1997       1998       1999           1999
                                                     ---------  ---------  ---------  ---------  ---------  -----------------
BALANCE SHEET DATA:
  Cash and cash equivalents........................  $     421  $   1,751  $   1,646  $   1,507  $   1,129      $   1,286
  Working capital (deficiency).....................        609        645        880       (152)    (1,650)          (857)
  Total assets.....................................      2,623      4,226      4,905      6,978     10,704         12,392
  Long-term debt, net of current portion...........        364        254        292        246      1,208            578
  Total shareholders' equity (deficit).............        692        702      1,320      1,624        (25)         1,288

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with the financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of the factors set forth in "Risk Factors" and elsewhere in this prospectus.

OVERVIEW


    We were incorporated in Georgia in 1981 as Technology Marketing, Inc., and changed our name to Xpoint Corporation in 1982. For most of our operating history, our primary business consisted of providing software and services that addressed organizations' need for customized information delivered via print, fax and e-mail to users of enterprise and healthcare applications. We have been profitable since 1996. We changed our name to Optio Software, Inc. in 1997. Over the past year, we have invested in all areas of our business with a particular emphasis on sales, marketing and research and development. To date, most of our revenue has been derived from software that was not originally designed to facilitate e-business, but rather to deliver customized information by fax, printer and e-mail. From March to May 1999, we began expanding our business plan to develop new software and services that would help our customers move from paper-intensive commerce to e-business. In June 1999, we tested our first e-business product, Optio e.ComPresent, which was then released in September 1999.


    We market and sell our software primarily through our direct sales force and certified resellers. As of October 31, 1999, we had 46 sales personnel and approximately 100 resellers. We also offer consulting services which provide our customers with implementation assistance and training. In order to better service our customers and support the growth of our consulting business, we have established the Optio Alliance Program. This program certifies independent consulting companies that help deliver our consulting services to our customer base. As of October 31, 1999, we had over 3,800 customers worldwide using our software and services. No single customer accounted for 10% or more of our revenue for the nine months ended October 31, 1999, or for the years ended January 31, 1999, 1998 or 1997. Our revenue was $23.2 million for the nine months ended October 31, 1999, and $19.5 million, $13.6 million and $9.0 million for the years ended January 31, 1999, 1998 and 1997, respectively.

    Our growth has, in part, been supplemented by acquisitions. On February 28, 1997 we acquired the assets of Devcom Mid-America, Inc. This acquisition strengthened our software offerings by providing us with a server-based fax solution. On August 26, 1998 we acquired the stock of Competence Software Europe S.A., which prior to the acquisition was a distributor of our software. This acquisition provided us entry into European markets. Both acquisitions were accounted for using the purchase method of accounting and the associated goodwill from these acquisitions is being amortized over three years. In May 1999 we entered the Asia Pacific market by establishing a subsidiary in Australia. By opening this office and acquiring Competence Software Europe, S.A., we further enhanced our presence in the worldwide marketplace.

    REVENUE RECOGNITION. We derive our revenue from the sales of software licenses, services and maintenance. We typically recognize license fee revenue on delivery of our software when:

       - we have a signed, noncancellable license agreement with the customer;

       - the license fee is fixed and determinable;

       - we can objectively allocate the total fee among all elements of the arrangement; and

       - the collection of the license fee is probable.

    Revenue from services, maintenance and other includes fees for consulting, implementation, training and technical support. We recognize revenue from services as they are performed. We recognize revenue from maintenance ratably over the term of our contract with the customer, typically one year.

    COSTS OF REVENUE. Costs of revenue from license fees consist of costs relating to the manufacturing, packaging and distribution of software and related documentation and third party license and referral fees. Costs of revenue from services, maintenance and other consists of personnel and direct expenses relating to the cost of providing consulting, implementation, training, technical support and allocable overhead. Costs of revenue from services, maintenance and other will vary depending on the mix of services we provide among consulting, implementation, training and support.

    SALES AND MARKETING. Sales and marketing expenses consist primarily of sales and marketing personnel compensation and benefits, direct expenditures such as travel, trade shows, direct mail, online marketing, advertising and promotion and allocable overhead.

    RESEARCH AND DEVELOPMENT. Research and development expenses consist primarily of salaries, benefits, equipment and allocable overhead for software engineers, pre-production quality assurance personnel, program managers and technical writers. Research and development expenses also include expenses associated with independent contractors we use to augment our research and development efforts. Research and development expenses relate to activities performed prior to commercial production of a product. To date we have not capitalized any development costs because our short development cycle has historically resulted in only immaterial amounts of development costs that were eligible for capitalization.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of salaries, benefits and related costs for executive, finance, administrative and human resource functions. General and administrative expenses also include legal, other professional fees and allocable overhead.


    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses consist of depreciation of our property and equipment and amortization of intangible assets related to acquisitions.


    AMORTIZATION OF DEFERRED STOCK COMPENSATION. We recorded deferred compensation of $406,000 during the nine months ended October 31, 1999 in connection with grants of employee share purchase options with exercise prices lower than the deemed fair market value of our common shares on the date of grant. We are amortizing this amount over the period in which the options vest, generally three to four years. We recognized $55,000 in compensation expense in the nine months ended October 31, 1999 and currently expect to recognize $86,000, $125,000, $125,000, $65,000 and $5,000 in the years ending January 31,
2000, 2001, 2002, 2003 and 2004, respectively.

RESULTS OF OPERATIONS

    The following table sets forth certain items from our statements of operations as a percentage of total revenue for the periods indicated.

                                                                                                            NINE MONTHS ENDED
                                                                         YEAR ENDED JANUARY 31,                OCTOBER 31,
                                                                  -------------------------------------  ------------------------
                                                                     1997         1998         1999         1998         1999
                                                                  -----------  -----------  -----------  -----------  -----------
Revenue:
    License fees................................................          64%          67%          61%          62%          52%
    Services, maintenance and other.............................          36           33           39           38           48
                                                                   ---------    ---------    ---------    ---------    ---------
        Total revenue...........................................         100          100          100          100          100
Costs of revenue:
    License fees................................................           7            8            5            4            3
    Services, maintenance and other.............................          20           16           21           21           25
                                                                   ---------    ---------    ---------    ---------    ---------
        Total cost of revenue...................................          27           24           26           25           28
                                                                   ---------    ---------    ---------    ---------    ---------
Gross profit....................................................          73           76           74           75           72
Operating expenses:
    Sales and marketing.........................................          41           44           38           38           36
    Research and development....................................          10           11           13           13           11
    General and administrative..................................          13           14           15           13           11
    Depreciation and amortization...............................           1            6            5            5            4
                                                                   ---------    ---------    ---------    ---------    ---------
        Total operating expenses................................          65           75           71           69           62
                                                                   ---------    ---------    ---------    ---------    ---------
Income from operations..........................................           8            1            3            6           10
Interest and other income.......................................          --           --           (1)          --           --
                                                                   ---------    ---------    ---------    ---------    ---------
Income before income taxes......................................           8            1            2            6           10
Income taxes....................................................           3            1           --            2            4
                                                                   ---------    ---------    ---------    ---------    ---------
Net income......................................................           5%          --%           2%           4%           6%
                                                                   =========    =========    =========    =========    =========

NINE MONTHS ENDED OCTOBER 31, 1999 AND 1998

REVENUE

    Total revenue increased 77% to $23.2 million for the nine months ended October 31, 1999 from $13.1 million for the nine months ended October 31, 1998.


    License fee revenue increased 48% to $11.9 million for the nine months ended October 31, 1999 from $8.1 million for the nine months ended October 31, 1998. The increase in license fee revenue was due to growing market acceptance of our software. Revenue from international operations was $3.1 million and approximately $411,000 for the nine months ended October 31, 1999 and 1998, respectively. License fee revenue represented 52% and 62% of total revenue for the nine months ended October 31, 1999 and 1998, respectively.



    Revenue from services, maintenance and other increased 125% to $11.3 million for the nine months ended October 31, 1999 from $5.0 million for the nine months ended October 31, 1998. This increase was due to an increase of $5.3 million in revenue from service engagements and an increase of $1.0 million in revenue from maintenance contracts. The increase in services and maintenance was due to increased sales of software licenses to our customers. Services revenue constituted 33% and 18% of total revenue for the nine month periods ended October 31, 1999, and 1998, respectively. The increase in services revenue as a percentage of total revenue in the nine months ended October 31, 1999 was due to an increased emphasis on sales of services. Maintenance revenue constituted 15% and 20% of total revenue for the nine month periods ended October 31, 1999, and 1998, respectively.

COSTS OF REVENUE

    Total costs of revenue increased 95% to $6.4 million for the nine months ended October 31, 1999 from $3.3 million for the nine months ended October 31, 1998. Total costs of revenue was 28% and 25% of total revenue for the nine months ended October 31, 1999 and 1998, respectively.

    Costs of revenue from license fees increased 13% to $648,000 for the nine months ended October 31, 1999 from $574,000 for the nine months ended
October 31, 1998. This increase was primarily due to referral fees paid to third party vendors which was $440,000 and $363,000 for the nine months ended
October 31, 1999 and 1998, respectively. Costs of revenue from license fees decreased as a percentage of revenue from license fees to 5% for the nine months ended October 31, 1999 from 7% for the nine months ended October 31, 1998.


    Costs of revenue from services and maintenance increased 112% to $5.8 million for the nine months October 31, 1999 from $2.7 million for the nine months ended October 31, 1998. The increase in cost of service, maintenance and other revenue was due to an increase in the number of personnel providing consulting, implementation, training and technical support to customers. Costs of revenue from services and maintenance decreased as a percentage of revenue from services and maintenance to 51% for the nine months ended October 31, 1999 from 54% for the nine months ended October 31, 1998.


OPERATING EXPENSES

    SALES AND MARKETING. Sales and marketing expenses increased 69% to $8.4 million for the nine months ended October 31, 1999 from $5.0 million for the nine months ended October 31, 1998. The growth in sales and marketing expenses was due to additional hiring as we expanded both our North American and international operations. Sales and marketing expenses decreased as a percentage of revenue to 36% for the nine months ended October 31, 1999 from 38% for the nine months ended October 31, 1998. We expect that sales and marketing expenses will continue to increase in absolute dollars as we continue to expand these operations.


    RESEARCH AND DEVELOPMENT. Research and development expenses increased 48% to $2.5 million for the nine months ended October 31, 1999 from $1.7 million for the nine months ended October 31, 1998. The growth in research and development expenses was due to additional hiring of research and development personnel to support our e-business software development efforts. Research and development expenses decreased as a percentage of total revenue to 11% for the nine months ended October 31, 1999 from 13% for the nine months ended October 31, 1998. We expect to continue to significantly increase research and development expenditures with a particular emphasis on projects related to expanding our e-business effort.



    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 56% to $2.6 million from $1.7 million for the nine months ended October 31, 1999 and 1998, respectively. The growth in general and administrative expenses was the result of increased costs associated with the growth of our business, including increased hiring of administrative personnel. General and administrative expenses decreased as a percentage of total revenue to 11% for the nine months ended October 31, 1999 from 13% for the nine months ended October 31, 1998. We expect general and administrative expenses will increase in absolute dollars as we continue to expand our business and begin to increase our administrative capability domestically as well as internationally.



    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses increased 35% to $926,000 for the nine months ended October 31, 1999 from $688,000 for the nine months ended October 31, 1998. Depreciation and amortization expenses increased due to the additional intangible asset amortization from the acquisition of Competence Software, S.A. and depreciation from capital expenditures. Depreciation and amortization decreased as a percentage of total revenue to 4% for the nine months ended October 31, 1999 from 5% for the nine months ended October 31, 1998.


INTEREST AND OTHER INCOME (LOSS)


    Interest and other income (loss) consists of earnings on cash and cash equivalents net of interest expense, foreign exchange gains and losses, and gains and losses on sale of property and equipment. Interest and other income
(loss) declined to a loss of $11,000 for the nine months ended October 31, 1999 from income of $28,000 for the nine months ended October 31, 1998. This decline was due primarily to interest expense of $74,000 related to debt financing of $3.3 million on a stock repurchase in December 1998. We paid $1.7 million on January 5, 1999 and with a remaining balance to be paid over ten quarters beginning April 1999. The balance of this indebtedness will be repaid with a portion of the proceeds of this offering. See "Use of Proceeds."


INCOME TAXES

    Income tax expense increased to $1,029,000 for the nine months ended
October 31, 1999 from $181,000 for the nine months ended October 31, 1998. The effective tax rates for the nine months ended October 31, 1999 and 1998 were 45% and 24%, respectively. Income taxes for the nine months ended October 31, 1999 have been calculated at the estimated effective tax rate for the year ending January 31, 2000. The 24% effective tax rate for the nine months ended
October 31, 1998 is principally the result of the benefit of a relatively high level of research and development credits compared to the level of pretax income.

COMPARISON OF FISCAL YEARS ENDED JANUARY 31, 1999, 1998 AND 1997

REVENUE

    Total revenue increased 44% to $19.5 million in 1999 from $13.6 million in 1998, and 51% to $13.6 million in 1998 from $9.0 million in 1997.

    License fee revenue increased 31% to $12.0 million in 1999 from $9.2 million in 1998, and 58% to $9.2 million in 1998 from $5.8 million in 1997. License fee revenue grew significantly due to growing market acceptance of our software, continued expansion of our sales and marketing organization, the introduction of our fax software and our expansion into international markets through acquisitions. License fee revenue constituted 61%, 67% and 64% of total revenue in 1999, 1998, and 1997, respectively.

    Revenue from services, maintenance and other increased 70% to $7.5 million in 1999 from $4.4 million in 1998, and 38% to $4.4 million in 1998 from $3.2 million in 1997. The increase in revenues from service, maintenance and other is due to increased sales of software licenses to our customers. Services revenue constituted 19%, 16% and 15% of total revenue in 1999, 1998 and 1997, respectively. Maintenance revenue constituted 19%, 15% and 17% of total revenue in 1999, 1998, and 1997, respectively.

COSTS OF REVENUE

    Costs of revenue from license fees decreased 16% to $913,000 in 1999 from $1.1 million in 1998, and increased 69% to $1.1 million in 1998 from $642,000 in 1997. The growth in costs of revenue from license fees during 1998 is primarily attributable to increases in the total referral fees paid to third party vendors in the amount of $826,000 in 1998 from $541,000 in 1997. Costs of revenue from license fees represented 8% of total license revenue in 1999, 12% in 1998 and 11% in 1997.


    Costs of revenue from services and maintenance increased 85% to $4.1 million in 1999 from $2.2 million in 1998, and increased 22% to $2.2 million in 1998 from $1.8 million in 1997. The increase was due to the increase in the number of personnel providing consulting, training and technical support to customers. Costs of revenue from services and maintenance represented 54%, 50% and 57% of total service and maintenance revenue in 1999, 1998 and 1997, respectively.


OPERATING EXPENSES


    SALES AND MARKETING. Sales and marketing expenses increased 28% to $7.5 million in 1999 from $5.9 million in 1998, and increased 61% to $5.9 million in 1998 from $3.7 million in 1997. This increase in sales and marketing expenses in 1999 was due to additional hiring as we expanded our sales and marketing operations. The increase in sales and marketing expenses in 1998 was due to increased sales commissions and advertising expenditures. The associated headcount in sales and marketing was 60, 46 and 43 for the years 1999, 1998 and 1997, respectively. Sales and marketing expenses represented 38% of total revenue in 1999, 44% in 1998 and 41% in 1997.



    RESEARCH AND DEVELOPMENT. Research and development expenses increased 63% to $2.5 million in 1999 from $1.6 million in 1998, and increased 74% to $1.6 million in 1998 from $891,000 in 1997. The growth in research and development expenses was due to additional hiring of research and development personnel. Research and development expenses represented 13%, 11% and 10% of total revenue in 1999, 1998 and 1997, respectively.


    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 53% to $2.9 million in 1999 from $1.9 million in 1998, and increased 65% to $1.9 million in 1998 from $1.1 million in 1997. The increase in general and administrative expenses was the result of increased costs associated with the growth of our business during these periods, including increased hiring of administrative personnel, as well as a $700,000 non-recurring charge in 1999 due to a stock repurchase. General and administrative expenses represented 15%, 14% and 13% of total revenue in 1999, 1998 and 1997, respectively.


    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses increased 21% to $975,000 in 1999 from $806,000 in 1998, and increased 460% to $806,000 in 1998 from $144,000 in 1997. The increase was due to intangible assets from acquisitions being amortized and depreciation from increased capital expenditures. Depreciation and amortization expenses represented 5%, 6% and 1% of total revenue in 1999, 1998 and 1997, respectively.


INTEREST AND OTHER INCOME (LOSS)


    Interest and other income declined to a loss of $199,000 in 1999 from a loss of $37,000 in 1998 which declined from a net gain of $29,000 in 1997. The principal reason for the decline was $173,000 of additional interest expense associated with indebtedness relating to our stock repurchase in January 1999.


INCOME TAXES

    Income tax expense increased 55% to $99,000 in 1999 from $64,000 in 1998, and decreased 79% to $64,000 in 1998 from $304,000 in 1997. The effective tax rates for the years ended 1999, 1998 and 1997 were 24%, 74% and 42%, respectively. The 24% effective tax rate for fiscal 1999 is principally the result of the benefit of a relatively high level of research and development credits compared to the level of pretax income. The 74% effective tax rate for fiscal 1998 is principally the result of the impact of non-deductible expenses in relation to the low level of pretax income.

QUARTERLY FINANCIAL RESULTS

    The following tables set forth the unaudited consolidated statements of operations data for the seven most recent quarters, as well as this data expressed as a percentage of total revenue for the quarters indicated. This data has been derived from unaudited interim consolidated financial statements that, in our opinion, have been prepared on a basis consistent with the Consolidated Financial Statements contained elsewhere in this prospectus. We believe that these statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such information when read in conjunction with the Consolidated Financial Statements and the related notes. This data may assist you in assessing the trends, including seasonality, affecting our operating results and the historical quarterly fluctuations of those results. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                               THREE MONTHS ENDED
                                              -------------------------------------------------------------------------------------
                                               APRIL 30,   JULY 31,   OCTOBER 31,  JANUARY 31,   APRIL 30,   JULY 31,   OCTOBER 31,
                                                 1998        1998        1998         1999         1999        1999        1999
                                              -----------  ---------  -----------  -----------  -----------  ---------  -----------
                                                                                 (IN THOUSANDS)
Revenue:
  License fees..............................   $   2,409   $   2,825   $   2,847    $   3,933    $   3,358   $   4,351   $   4,239
  Services, maintenance and other...........       1,279       1,607       2,113        2,526        3,026       3,822       4,406
                                               ---------   ---------   ---------    ---------    ---------   ---------   ---------
    Total revenue...........................       3,688       4,432       4,960        6,459        6,384       8,173       8,645
                                               ---------   ---------   ---------    ---------    ---------   ---------   ---------
Costs of revenue:
  License fees..............................         204         222         148          339          195         261         192
  Services, maintenance and other...........         821         869       1,029        1,370        1,524       1,996       2,243
                                               ---------   ---------   ---------    ---------    ---------   ---------   ---------
Total cost of revenue.......................       1,025       1,091       1,177        1,709        1,719       2,257       2,435
                                               ---------   ---------   ---------    ---------    ---------   ---------   ---------
Gross profit................................       2,663       3,341       3,783        4,750        4,665       5,916       6,210
                                               ---------   ---------   ---------    ---------    ---------   ---------   ---------
Operating expenses:
  Sales and marketing.......................       1,511       1,603       1,890        2,530        2,465       2,778       3,191
  Research and development..................         497         520         696          817          826         819         884
  General and administrative................         545         573         536        1,230          900         845         841
  Depreciation and amortization.............         208         209         271          287          298         308         320
                                               ---------   ---------   ---------    ---------    ---------   ---------   ---------
    Total operating expenses................       2,761       2,905       3,393        4,864        4,489       4,750       5,236
                                               ---------   ---------   ---------    ---------    ---------   ---------   ---------
Income (loss) from operations...............         (98)        436         390         (114)         176       1,166         974
Other income (expense), net.................           8          --          20         (227)          (6)         (9)          4
Income tax expense (benefit)................         (22)        105          98          (82)          68         508         453
                                               ---------   ---------   ---------    ---------    ---------   ---------   ---------
Net income (loss)...........................   $     (68)  $     331   $     312    $    (259)   $     102   $     649   $     525
                                               =========   =========   =========    =========    =========   =========   =========

                                                                           THREE MONTHS ENDED
                                               --------------------------------------------------------------------------
                                                APRIL 30,   JULY 31,   OCTOBER 31,  JANUARY 31,   APRIL 30,    JULY 31,
                                                  1998        1998        1998         1999         1999         1999
                                               -----------  ---------  -----------  -----------  -----------  -----------
PERCENTAGE OF TOTAL REVENUE:
Revenue:
  License fees...............................          65%         64%         57%          61%          53%          53%
  Services, maintenance and other............          35          36          43           39           47           47
                                                ---------   ---------   ---------    ---------    ---------    ---------
    Total revenue............................         100         100         100          100          100          100
Costs of revenue:
  License fees...............................           6           5           3            5            3            3
  Services, maintenance and other............          22          20          21           21           24           25
                                                ---------   ---------   ---------    ---------    ---------    ---------
Total cost of revenue........................          28          25          24           26           27           28
                                                ---------   ---------   ---------    ---------    ---------    ---------
Gross profit.................................          72          75          76           74           73           72
Operating expenses:
  Sales and marketing........................          41          36          38           39           38           34
  Research and development...................          13          11          14           13           13           10
  General and administrative.................          15          13          11           19           14           10
  Depreciation and amortization..............           6           5           6            5            5            4
                                                ---------   ---------   ---------    ---------    ---------    ---------
    Total operating expenses.................          75          65          69           76           70           58
                                                ---------   ---------   ---------    ---------    ---------    ---------
Income (loss) from operations................          (3)         10           7           (2)           3           14
Other income (expense), net..................          --          --          --           (3)          --           --
Income tax expense (benefit).................          (1)          2           2           (1)           1            6
                                                ---------   ---------   ---------    ---------    ---------    ---------
Net income (loss)............................          (2)%         8%          5%          (4)%          2%           8%
                                                =========   =========   =========    =========    =========    =========


                                                OCTOBER 31,
                                                    1999
                                               ---------------
PERCENTAGE OF TOTAL REVENUE:
Revenue:
  License fees...............................            49%
  Services, maintenance and other............            51
                                                  ---------
    Total revenue............................           100
Costs of revenue:
  License fees...............................             2
  Services, maintenance and other............            26
                                                  ---------
Total cost of revenue........................            28
                                                  ---------
Gross profit.................................            72
Operating expenses:
  Sales and marketing........................            37
  Research and development...................            10
  General and administrative.................            10
  Depreciation and amortization..............             4
                                                  ---------
    Total operating expenses.................            61
                                                  ---------
Income (loss) from operations................            11
Other income (expense), net..................            --
Income tax expense (benefit).................             5
                                                  ---------
Net income (loss)............................             6%
                                                  =========

    We have experienced year to year revenue growth with seasonal fluctuations in quarterly revenue. During our fourth fiscal quarter ended January 31, our revenue has typically increased as customers on a calendar fiscal year complete their capital spending plans and as our sales personnel pursue their annual revenue quotas. As a result of this seasonal peak in revenues in our fourth quarter, our revenues generally decline in the subsequent quarter ended
April 30.

    Our quarterly operating results have fluctuated in the past, and will continue to fluctuate in the future, as a result of a number of factors, many of which are outside our control. Some of these factors include:

       - variations in market acceptance of and demand for our software;

       - the size and timing of our customer orders;

       - increased expenses, whether related to sales and marketing, product development or administration;

       - delays in introducing new software or software enhancements;

       - new software introductions or changes in pricing policies by our competitors;

       - costs related to acquisitions of technologies or businesses;

       - the timing of releases of new versions of third-party software products that our products support; and

       - the amount and timing of expenditures related to expansion of our operations.

    Revenues increased during the quarter ended January 31, 1999 due to the Company's typical fourth quarter revenue increase, as described above. The increase in general and administrative expenses during the quarter ended January 31, 1999 is due to a $700,000 non-recurring charge that resulted from a stock repurchase. The increase in interest expense during the quarter ended January 31, 1999 is due to a $173,000 charge that also resulted from the stock repurchase.

    We expect that the quarterly fluctuations we have experienced in the past will continue in the future. See "Risk Factors--Our quarterly operating results may fluctuate in future periods; as a result, we may fail to meet expectations of investors and analysts and our stock price may decline."

LIQUIDITY AND CAPITAL RESOURCES

    Since inception, we have primarily financed our operations and met our capital expenditure requirements through cash flows from operations and short and long-term borrowings. At October 31, 1999 and 1998 we had $1.3 million and $2.2 million, respectively, of cash and cash equivalents. For the years ended January 31, 1999, 1998 and 1997 the cash and cash equivalents were $1.1 million, $1.5 million and $1.6 million.


    Cash flows provided by operating activities were $1.4 million and $2.0 million for the nine months ended October 31, 1999 and 1998, respectively. The decrease for the nine months ended October 31, 1999 was due to a return of accounts receivable balances to levels closer to historical levels after an unusual level of collections and prepayments during the nine months ended October 31, 1998. Cash flows provided by operating activities were $3.1 million, $1.1 million and $209,000 for the years ended January 31, 1999, 1998 and 1997, respectively. The increases year to year resulted from the significant increases in total revenue during these periods.


    Cash flows used in investing activities for the nine months ended
October 31, 1999 and 1998 were $576,000 and $1.1 million, respectively. Cash flows used in investing activities for the fiscal years ended January 31, 1999, 1998 and 1997 were $1.5 million, $578,000 and $419,000, respectively. The capital expenditures related primarily to the acquisition of computer software and equipment as well as furniture and fixtures used to support our growing employee base and the purchase and sale of marketable securities.

    For the nine months ended October 31, 1999 and 1998, the net cash used in financing activities was $700,000 and $188,000 respectively. Net cash used in financing activities for the years ended January 31, 1999 and 1998 was $2.0 million and $710,000, respectively, principally to repurchase stock and repay indebtedness. In the year ended January 31, 1997, net cash provided from financing activities was $105,000.

    We have notes payable to related parties as of October 31, 1999 amounting to $1,372,000, of which $840,000 is payable by October 31, 2000 and the remaining $532,000 is payable by August 31, 2001. The notes bear interest at rates ranging from 5% to 10%.


    We have a $2,000,000 line of credit from Premier Lending Corporation at a rate of prime plus 1% if the average daily loan balance during the month is greater than $1 million, and prime plus 2% if the average daily loan balance during the month is less than $1 million. At October 31, 1999, there was no outstanding balance under this line of credit. None of our credit agreements contain any material restrictions on our ability to make expenditures or dividends or require us to maintain any material financial ratios.


    We signed a lease for a new principal facility in March 1999. Lease payments under the agreement commence in November 1999 and continue for eighty-six months, resulting in aggregate lease expenses of approximately $300,000 per quarter. We have commitments for capital expenditures in 1999 of less than $100,000 related to the establishment of this facility, which we moved into in November 1999.

    As of October 31, 1999, future operating lease commitments for office space and equipment, excluding the lease of our principal facility, were $102,000 in the remainder of fiscal 2000, $384,000 in fiscal 2001, $276,000 in fiscal 2002, $103,000 in fiscal 2003, $101,000 in fiscal 2004 and $75,000 in fiscal 2005.

    As of October 31, 1999, future capital lease commitments for office equipment were $16,000 in the remainder of fiscal 2000, $53,000 in fiscal 2001, and $38,000 in fiscal 2002.

    We believe that our existing liquidity and capital resources, including the proceeds resulting from the sale of our common stock in this offering, together with cash generated from operations during fiscal 1999, will be sufficient to satisfy our cash requirements for at least the next twelve months. To the extent that these amounts are insufficient, we will be required to raise additional funds through equity or debt financing. There can be no assurance that we will be able to raise additional funds on favorable terms, or at all.

RECENT ACCOUNTING PRONOUNCEMENTS

    Prior to February 1, 1998, we recognized revenue in accordance with the American Institute of Certified Public Accountants ("AICPA") Statement of Position 91-1, SOFTWARE REVENUE RECOGNITION ("SOP 91-1"). In October 1997 the AICPA issued Statement of Position 97-2, SOFTWARE REVENUE RECOGNITION ("SOP 97-2"), which superseded SOP 91-1, to clarify guidance on applying generally accepted accounting principles to software transactions and to provide guidance on when revenue should be recognized and in what amounts for licensing, selling, leasing, or otherwise marketing computer software. Effective February 1, 1998, we adopted SOP 97-2, as amended by Statement of Position 98-4, "Deferral of the Effective Date of Certain Provisions of SOP 97-2. The adoption of this standard did not have a material effect on our methods of recognizing revenue.

    In March 1998, the AICPA issued Statement of Position 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition," which delayed for one year the effective date of the provisions within SOP 97-2 that set forth the definition of "vendor-specific objective evidence" of fair value. In December 1998, the AICPA issued Statement of Position 98-9 ("SOP 98-9"), "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions." SOP 98-9 extended the effective date to apply the definition of "vendor-specific objective evidence" of fair value under SOP 97-2 through fiscal years beginning on or before March 15, 1999 and introduced the requirement to recognize revenue using the "residual method" to value delivered elements of multiple-element contracts under certain circumstances. The provisions of SOP 98-9 will be adopted by Optio effective February 1, 2000. We are currently evaluating the impact of adopting SOP 98-9 but does not expect the adoption of this standard to have a material effect on the Company's methods of recognizing revenue.

    As of February 1, 1998, we adopted SFAS No. 130, REPORTING COMPREHENSIVE INCOME ("SFAS 130"). SFAS 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this statement had no impact on our net income or shareholders' equity (deficit). SFAS 130 requires unrealized gains or losses on our available-for-sale securities and the foreign currency translation adjustments, which prior to adoption were reported separately in shareholders' equity (deficit), to be included in other comprehensive income. The consolidated financial statements for the years ended January 31, 1997 and 1998 have been reclassified to conform to the requirements of SFAS 130.

    In 1997, the Financial Accounting Standards Board issued SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION
("SFAS 131"). We adopted SFAS 131 effective February 1, 1998. We have made the financial statement disclosures necessary to conform to SFAS 131, which has had no impact on our financial position or results of operations.

    In 1998, the AICPA issued Statement of Position 98-1, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPMENT OR OBTAINED FOR INTERNAL USE ("SOP 98-1"). We adopted SOP 98-1 effective February 1, 1999. The adoption of this standard did not have a material effect on our financial position or results of operations.

    In 1998, the Financial Accounting Standards Board issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES ("SFAS 133"), which established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure these instruments at fair value. SFAS 133 is expected to be effective for our fiscal year beginning February 1, 2001. We are is currently evaluating what impact, if any, SFAS 133 may have on its future consolidated financial statements.

IMPACT OF YEAR 2000 COMPUTER ISSUES

    Software that records only the last two digits of the calendar year may not be able to distinguish whether "00" means 1900 or 2000. This may result in software failures or the creation of erroneous results. Year 2000-related errors or defects that affect the operation of our software could result in:

       - delay or loss of revenue;

       - cancellation of customer contracts;

       - diversion of development resources;

       - damage to our reputation;

       - increased customer support and warranty costs; and

       - litigation costs.

    We also face risks relating to the potential year 2000 non-compliance with institutions that provide services to us, merchants processing electronic transfer of funds, the FedWire system governing electronic funds transfers and the Federal Reserve system itself. We believe that based on our assessments to date, material year 2000 issues that we have identified that are within our control can be corrected. The failure of Optio or third party hardware or software that is used by Optio or in conjunction with our products to be year 2000 compliant could harm Optio's financial position and results of operations.

OPTIO'S SOFTWARE.

    We designed our software to be year 2000 compliant. Year 2000 remediation efforts to Optio's software were minor due to Optio's awareness of year 2000 issues when our products were updated in October 1998. We tested our software in test environments intended to emulate a year 2000 environment. Testing was performed on the century date change as well as other critical date rollovers such as leap year using significant dates both before and after January 1, 2000. No significant problems were detected as a result of this testing.

    Success of our Year 2000 compliance efforts may also depend on the success of our customers in dealing with their Year 2000 issues. Our software is generally integrated into enterprise systems involving sophisticated hardware and complex software products, which may not be Year 2000 compliant. In addition, third party applications in which our software is embedded, or for which our software is separately licensed, may not comply with Year 2000 requirements, which may have an adverse impact on demand for our software. In some cases even earlier Year 2000 compliant versions of our software, while compatible with earlier, non-Year 2000 compliant versions of other software products with which our software is integrated, are not compatible with more recent Year 2000 compliant versions of other software products with which our software is integrated. While we do not believe we have any obligation under these circumstances because the older versions of our software were Year 2000 compliant, given that these customers are using older versions of our software, we can not assure you that we will not be subject to claims or complaints by our customers.

YEAR 2000 INTERNAL EFFORTS AND ISSUES.


    Our year 2000 project team has completed corporate-wide inventory of Optio internal applications and system software and of our computers. We have upgraded hardware and software deemed vital to our on-going business by the year 2000 project team to versions or releases identified by their vendors as year 2000 ready or compliant; implemented computer code changes for non-critical issues not affecting year 2000 compliance; and completed remediation of identified year 2000 issues in "mission critical" systems or systems that are vital to successful continuance of core business activities. We have not incurred significant incremental costs in order to comply with Year 2000 requirements for our products or internal systems, and we do not believe that we will incur significant incremental costs in the foreseeable future.

    We have completed our assessment of all relevant systems and remediation for all mission critical and core business systems. We also believe that third parties that integrate our products with theirs have addressed any material Year 2000 issues which might harm our business, but we cannot assure you of this fact. However we believe that it is not possible to determine with complete certainty that all year 2000 problems will occur or the severity, duration or financial consequences of these failures. As a result we expect that the following worst case scenarios could occur:

       - A significant number of operational inconveniences and inefficiencies for Optio, our services and our clients may divert our time and attention and financial and human resources from our ordinary business activities; and

       - A number of serious system failures that may require significant efforts by us to prevent or alleviate material business disruptions.

CONTINGENCY AND BUSINESS CONTINUITY PLANNING.

    We have identified the mission critical functions for our internal systems and have completed a contingency plan for unanticipated Year 2000 problems that arise with respect to those functions. This contingency plan includes the following components.

       - Our internal information technology staff will be on alert during the critical period of December 1999 and January 2000 to address any Year 2000 issues we encounter.

       - We intend to coordinate with our principal hardware and software vendors so we will know where to get help if our internal systems experience Year 2000 problems we cannot handle ourselves.

       - We plan to be prepared to shift to manual processing if key automated systems, such as our financial and accounting systems, should fail.

       - We will be continuing to test our internal systems for Year 2000 issues and expect to update our contingency plan to reflect the results of these tests.

    Despite the measures we are taking, we cannot assure you that Year 2000 issues will not be discovered in our software or internal software systems. If Year 2000 issues are discovered, we cannot assure you that our contingency plan will be adequate to deal with them effectively, or that the costs of making our software and systems Year 2000 ready will not have a material adverse effect on our business, operating results and financial condition. Although we have not been a party to any litigation or arbitration proceeding to date involving our software or services and related to Year 2000 compliance issues, there can be no assurance that we will not in the future be required to defend our software or services in such proceedings, or to negotiate resolutions of claims based on Year 2000 issues. The costs of defending and resolving Year 2000-related disputes, regardless of the merits of such disputes, would harm our business.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

    We provide our services to customers primarily in the United States and, to a lesser extent, in Europe and elsewhere throughout the world. As a result, our financial results could be affected by factors, such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. All sales are currently made in both U.S. dollars and local currencies. A strengthening of the U.S. dollar or the weakening of these local currencies could make our products less competitive in foreign markets. Our interest income and expense is sensitive to changes in the general level of U.S. interest rates. Based on our cash equivalents balance and the nature of our outstanding debt, we believe our exposure to interest rate risk is not material. The Company's available for sale marketable securities are carried at fair value and subject to the risks of general market fluctuations.

                                    BUSINESS

OVERVIEW


    We are a leading provider of software that customizes and delivers information to meet the business needs of an organization. Historically, our software delivered this customized information by fax, printer and e-mail. Recently, we released our e-business software, which helps organizations move beyond the inherent limitations of paper-intensive commerce such as high cost, inflexibility and limited delivery options and take advantage of the connective power of the Internet to conduct business more effectively. Using the Internet to conduct business is also known as e-business and includes the ability to publish business information to the Internet or exchange it with customers and suppliers to automate the buying and selling of goods and services. Information from a wide range of enterprise applications, databases and files is monitored and analyzed by our software in real-time, customized according to the business needs of an organization's customers, suppliers and partners and then delivered to the appropriate destination. These destinations support a variety of business purposes and range from the Internet, wireless devices and other information systems to printers, faxes and e-mail. Our software provides a comprehensive, cost-effective solution for organizations that need to enhance the benefits of their investments in existing information systems while taking advantage of the opportunities presented by e-business.


INDUSTRY BACKGROUND

GROWTH OF THE INTERNET AND ELECTRONIC BUSINESS

    Organizations are constantly seeking ways to use information to operate more productively and cost-effectively. To achieve these objectives, organizations must deliver focused, business ready information derived from a multitude of sources across the extended enterprise which includes employees, customers, suppliers and strategic partners. Competitive pressures have created a need for increasingly sophisticated and time-sensitive methods of information delivery both inside and outside of the enterprise. A growing number of organizations are using the Internet to compete more effectively and conduct business electronically. As a result, e-business has become critical for nearly every organization seeking to establish and maintain a competitive advantage.


    In embracing e-business, organizations are attempting to maximize the value of their business processes by using the Internet to conduct business electronically and reach a large number of geographically dispersed users across the extended enterprise. Some examples of e-business applications include the electronic distribution of information related to the procurement of goods and services, presentation of bills and collection of payments over the Internet and the viewing of reports and other company information utilizing web browsers. According to a report by International Data Corporation, or IDC, first published in June 1999, worldwide e-commerce alone represented a $50 billion market in 1998 and is expected to grow to $1.3 trillion by 2003. IDC estimates the market for e-commerce applications will grow from $444 million in 1998 to $13 billion in 2003.


    The growing business use of the Internet has provided enterprises with new opportunities and expanded requirements to move beyond the limitations of current paper-intensive processes. With the emergence of e-business, enterprises can leverage the convenience and economy of the Internet to achieve substantial efficiencies in their operations. At the same time, they are challenged to manage their transition from a paper-based to an e-business environment. Information now needs to be aggregated from a greater number of disparate sources, customized to satisfy a richer set of business objectives and delivered to a broader array of destinations through a variety of media. Sources of information include e-business applications, enterprise, legacy and custom applications, external databases and files; destinations include all members of the extended enterprise; and delivery media alternatives include the Internet, e-mail, printers, faxes and wireless devices.

TRADITIONAL APPROACHES TO MANAGING BUSINESS INFORMATION


    Over the past few decades, organizations have made significant investments in information systems to automate their business processes and efficiently manage information. Many organizations have invested in solutions like enterprise resource planning systems. Enterprise resource planning, or ERP, systems are information systems that automate and integrate the business processes of the departments within an organization. For example, ERP systems from vendors such as J.D. Edwards, Oracle, SAP and others now automate the financial, manufacturing and human resource functions of organizations. ERP installations require significant investments to license and maintain the software, install the appropriate infrastructure, re-engineer core business processes, transition legacy data, train employees and make necessary adjustments to the system to attain acceptable levels of operating efficiency. Despite the significant investments required, an increasing number of organizations are expected to install and enhance ERP systems in the future. According to AMR Research, total ERP application expenditures were $16.7 billion in 1998 and are expected to grow at a compounded annual growth rate of 32%, totaling $66.6 billion by 2003.


    These applications generate substantial amounts of information created by ongoing business transactions. As the volume of this information grows, organizations are challenged by the need to consolidate, customize and deliver this information to their employees, customers, suppliers and strategic partners in a timely fashion to drive revenue growth and profitability. When coupled with the challenge of leveraging the Internet as a medium for information delivery and supporting new e-business initiatives, organizations will require increasingly sophisticated and comprehensive solutions to meet their needs.

CURRENT METHODS FOR ACCESSING, CUSTOMIZING AND DELIVERING BUSINESS INFORMATION

    Currently, businesses address their increasingly complex information customization and delivery requirements primarily through the following solutions:

       - Custom software development, which provides a solution that is specific to the applications and information formats of a single organization. This approach requires significant investments of capital, time and human resources. It also tends to only focus on an organization's existing needs and, therefore, is highly inflexible and does not readily adapt to changes in the application, technology infrastructure or business processes.

       - Output management systems that generally address the delivery of documents or allow for a limited amount of customization, but fail to adequately leverage the connective power and universal access provided by the Internet.

       - E-business enabling solutions, which take advantage of the Internet as a platform for either delivering, viewing or exchanging information. These systems often focus on retrieving information from static databases which produces information that is less timely and dynamic. They may also provide limited support for more traditional delivery methods such as printed documents, fax and e-mail as dictated by the requirements of their customers, suppliers and partners or focus solely on report generation and distribution.

OPPORTUNITY FOR AN INTERNET-ENABLED INFORMATION ACCESS, CUSTOMIZATION AND
  DELIVERY SOLUTION

    The effectiveness of an organization's use of information is dependent on its ability to effectively meet the challenges of today's e-business environment. The requirements of the e-business model have exposed the shortcomings of relying on paper-intensive manual processes, ERP systems and other traditional software applications to manage the organization and delivery of customized information.

This e-business environment has created the need for a comprehensive solution that maximizes the power of the Internet and

       - gathers information on a real-time basis from multiple sources, including e-business, enterprise, legacy and custom applications, external databases and files;

       - evaluates the information to determine its suitability for business purposes;

       - customizes and formats the information to meet business objectives; and

       - provides timely delivery of the information to the appropriate destination.

THE OPTIO SOLUTION


    Organizations use our software to improve their communications with employees, customers, suppliers and partners. These communications include the viewing of business documents and reports over the Internet, e-business transactions, printed documents, faxes and e-mail. Organizations using our software can increase the efficiency of their procurement, purchasing, inventory, shipping and payment functions by integrating them into a single business process and producing customized information as required by its recipients. Applications that produce this information do not require modifications to interact with our software. As a result, our consulting services group can rapidly deploy our software and train our customers in its productive use.


    Our solutions benefit our customers by:


    EXTENDING THE REACH OF INFORMATION. Our software is designed to empower users by providing relevant, flexible information more quickly and cost-effectively than previously possible. For example, with our solution, an enterprise can aggregate real-time billing information from separate ERP and legacy systems in a single business process. This information can then be delivered in one or more forms such as printed documents or high volume fax. It can also be delivered as Electronic Data Interchange, or EDI, or as Extensible Markup Language, or XML, to other enterprise applications and systems. EDI is a predefined format used to exchange data and documents electronically and XML is a flexible language that allows organizations to define data and documents that are transmitted over the Internet. Information is delivered to enterprise information portals where people can securely view summary reports over the Internet and receive e-mail notifications of significant transactions. Our software can also format this information in ways suitable for delivery to wireless devices, including alphanumeric pagers and, in the future, personal digital assistants, or PDAs.


    MAXIMIZING EXISTING AND NEW TECHNOLOGY INVESTMENTS. Our software and services enable organizations to leverage the benefits of their investments in existing information technology infrastructure. By using our software, organizations are able to utilize information from existing enterprise and legacy applications throughout the extended enterprise without requiring extensive re-engineering. By leveraging these existing applications, our software offers an attractive value proposition. We believe that as enterprises increasingly embrace e-business initiatives and applications, our software will facilitate and optimize their efforts.


    ENABLING RAPID DEPLOYMENT AND USE. Our software can be installed quickly by our consultants or other third parties with whom we have implementation relationships without the need for extended on-site visits. The implementation time for our software at a customer site is typically two weeks. Our software is designed to recognize, interpret and utilize information from many applications including Baan, J.D. Edwards, McKesson HBOC, Oracle, QAD and SAP. This interoperability enables rapid deployment in these environments and reduces ongoing maintenance and training costs.


    OFFERING SCALABLE ARCHITECTURE. We design our software to scale effectively when implemented in geographically dispersed enterprise-wide deployments while maintaining system performance and availability. Our software supports networks composed of multiple operating systems including Windows NT, UNIX, OS/400 and a variety of applications, databases and services. Our software manages large quantities of information and supports thousands of users while at the same time minimizing the usage of network and computing resources. Our browser and Java user interfaces effectively leverage the power of the Internet, significantly reducing the need for client-side management and administration.

STRATEGY

    Our objective is to be the leading provider of software and services that help transition organizations from paper-intensive commerce to e-business. To achieve our objective, we intend to:

    ENHANCE PRODUCT OFFERINGS. We will continue to invest in research and development to improve and enhance our existing software offerings and introduce new software products designed to solve a greater range of problems for our customers. In particular, we intend to enhance and expand our software offerings to address the challenges and needs of e-business and to develop new software that solves problems associated with gathering, customizing, delivering and exchanging business information. We believe that maintaining and enhancing our software is important to our ability to expand our market share, retain existing customers and acquire new customers.

    EXPAND CUSTOMER AWARENESS THROUGH INCREASED MARKETING. We intend to devote significant resources to marketing efforts to increase customer and industry awareness of our software and services. These increased marketing efforts will include hiring additional marketing personnel, increasing brand awareness through advertising, launching a focused press and industry analyst campaign and expanding participation in related industry events. Through our marketing efforts, we intend to demonstrate the value of our software and services to enterprises and thereby increase our market share.

    EXTEND NETWORK OF STRATEGIC RELATIONSHIPS. We plan to extend our existing strategic network and develop new relationships with leading global systems integrators who specialize in implementing software solutions that support e-business, ERP and healthcare applications. We currently have over 20 strategic relationships. These include organizations that install the software purchased by our customers and provide services that address specific customer needs. Our relationships have allowed us to focus on our core competencies while leveraging their strengths to provide our customers with a complete information customization and delivery solution. We believe that these relationships will also continue to generate additional product sales opportunities.

    EXPAND WORLDWIDE SALES. We believe that international markets represent a significant growth opportunity as organizations seek global e-business solutions. We currently have a direct sales presence in North America, the United Kingdom, France, Australia and Singapore. We plan to continue to invest in our worldwide distribution capacity to increase market share and penetration. This investment will include expanding our direct sales force and establishing sales offices in other countries in Europe. In addition, we plan to engage local resellers and system integrators and establish joint marketing agreements with software companies in Japan and the balance of the Asia Pacific region.

    LEVERAGE OUR SIGNIFICANT CUSTOMER BASE. We believe our base of over 3,800 customers provides us with a significant opportunity for additional sales of current and future software, as well as ongoing maintenance revenue. A majority of our customers have not yet purchased our full suite of software or currently only use our software in specific business units or locations. We believe that we can sell more deeply into this customer base by expanding these partial deployments into enterprise-wide implementations as well as by cross-selling additional software and services.

    PURSUE STRATEGIC ACQUISITIONS. Our previous acquisitions have enhanced our business by expanding our product offerings and international presence. We intend to continue pursuing strategic acquisitions that would provide additional product or service offerings, additional industry expertise, a broader customer base or an expanded geographic presence. We currently have no definitive plans for any acquisition.

    EXTEND TECHNOLOGICAL LEADERSHIP. Optio's software architecture provides the foundation for us to develop new and innovative software and allows our applications to be easily adapted to new standards, protocols and platforms. This architecture enables us to interface with multiple operating systems, applications, business processes and data sources in a non-disruptive manner. We believe that our product capabilities significantly differentiate us from our competitors. We intend to advance our technological leadership by investing significantly in research and development and by acquiring and integrating complementary software and technologies.

SOFTWARE

    We provide suites of software products that enhance the performance and reliability of our customers' e-business, enterprise, legacy and custom applications. Our software enables the cost-effective, efficient delivery of highly customized information across the extended enterprise. Our software is divided into two suites: the Optio Enterprise Suite and the Optio Healthcare Suite.

    The Optio Enterprise Suite is designed to meet the needs of the general business marketplace. The Optio Healthcare suite is tailored to the special needs of the Healthcare marketplace.


    In each case our customers may purchase the entire suite or may purchase one or more of the software products that make up the suite. Most of the revenue derived from the Enterprise Suite is attributable to Optio DCS, and most of the revenue derived from the Healthcare Suite is attributable to MedForms. License revenue from the Enterprise Suite and the Healthcare Suite accounted for 88% and 12% of license revenue during the nine months ended October 31, 1999 and 82% and 12% of license revenue during the fiscal year ended January 31, 1999.

                                 THE OPTIO ENTERPRISE SUITE
--------------------------------------------------------------------------------------------
  OPTIODCS                        OptioDCS is software that forms the foundation of the
                                  Optio Enterprise Suite. It captures information from
                                  enterprise, legacy and other applications by monitoring
                                  transactions and output such as print streams. It then
                                  performs calculations and other data transformations,
                                  formats business information or e-commerce transactions
                                  and delivers them to printers, fax servers, e-mail
                                  servers, web servers, document archives and e-commerce
                                  servers.
  OPTIO E.COMPRESENT              Software that provides secure, browser-based presentation
                                  of customized information. Information can be grouped in
                                  pre-defined or user-specified folders for easy access. All information is fully indexed and supports familiar
                                  Internet search techniques. Users are alerted to the
                                  publication of new or updated information with
                                  subscription-based notifications that arrive via
                                  e-mail, pager, fax or printer. e.ComPresent facilitates
                                  the delivery
                                  of customized information to support e-business
                                  initiatives like
                                  report distribution, information portals, online bill
                                  presentment
                                  and self-service applications.
  OPTIO DESIGNSTUDIO              Windows based software that allows users to map, create,
                                  model from applications, databases and files, and create
                                  business rules and conditional logic to automate
                                  processing of the information and model the network of
                                  destinations to which the information is delivered. The
                                  design files it creates are then processed, in real time,
                                  by OptioDCS.
  OPTIOFAX                        Software that transmits and receives information using
                                  electronic fax standards and protocols to support business requirements for distributing enterprise information.
  OPTIO CHECKBOOK                 An application targeted to the financial payment needs of
                                  the enterprise. Optio Checkbook facilitates the layout of
                                  laser
                                  checks, eliminates the need for pre-printed check stock
                                  and provides positive pay reports to improve accuracy and
                                  reduce fraud.
  OPTIO ENTERPRISE PROCESSPACKS   Templates facilitating the design of the information
                                  customization
                                  and delivery requirements for popular ERP applications
                                  like Baan, J.D. Edwards, Oracle, QAD and SAP.

                                 THE OPTIO HEALTHCARE SUITE
--------------------------------------------------------------------------------------------
  OPTIO MEDFORMS                  Optio MedForms, which forms the foundation of the Optio
                                  Healthcare Suite, is targeted to meet the specialized
                                  requirements of healthcare enterprises. It captures
                                  information from healthcare information systems by
                                  monitoring transactions and output such as print streams.
                                  It then performs calculations and other data
                                  transformations, formats patient, clinical, diagnostic and business information and delivers it to printers, fax
                                  servers, e-mail servers, web servers and document
                                  archives.
  OPTIO MEDFORMSDR                Optio MedFormsDR provides routing, reorganization and
                                  reproduction of healthcare information on demand, allowing users throughout an enterprise to quickly and easily
                                  generate patient documents without expensive embossers or
                                  preprinted labels. Optio MedFormsDR's temporary data store provides access to vital patient information if the
                                  primary server is interrupted, which protects data
                                  integrity.
  OPTIO HL7/CONNECT               Optio MedForms HL7/Connect enhances Optio MedForms by
  (GENERALLY AVAILABLE DECEMBER   adding the capability to detect, process, and customize
  1999)                           HL7 messages. HL7 is a health care industry standard that
                                  allows health care information systems to exchange data.
                                  HL7/Connect
                                  provides intelligent support for healthcare organizations
                                  that have implemented the global HL7 industry standard for interoperability between Healthcare information systems.
  OPTIO E.COMPRESENT, OPTIOFAX,   Equivalent in functionality to that listed for the Optio
  OPTIO CHECKBOOK                 Enterprise Suite but targeted for the healthcare market.
  OPTIO HEALTHCARE PROCESSPACKS   Templates facilitating the design of the information
                                  customization and delivery requirements for specific areas of healthcare operations such as Admissions, Discharge and
                                  Transfer, Patient Accounting and Business Office and
                                  Diagnostic Clinic.

SERVICES

    CONSULTING. Our consulting services provide our customers with expertise and assistance in evaluating, planning and implementing our solutions. To ensure a successful implementation of our software, consultants assist customers with the evaluation, planning and design process, the initial installation of a system, the integration of our software with the customer's existing enterprise computing applications and ongoing training and upgrades. We believe that our consulting services enable rapid implementation of our software, ensure success with our solution, strengthen the customer relationship and add to our industry-specific knowledge base.

    While our consulting services are optional, substantially all of our customers utilize these services to facilitate the rapid implementation of our software. These services are billed on an hourly basis that varies based on the type of service provided. We plan to continue to increase the number of consultants to support anticipated growth in product implementations and upgrades.

    As of October 31, 1999, our consulting services group consists of 34 employees comprised of business consultants, systems analysts and technical personnel devoted to assisting customers in all phases of systems implementation including evaluation, planning and design, customer-specific configuring of modules and on-site implementation or conversion from existing systems. We may increasingly use third party consultants, such as those from major systems integrators, to assist in certain implementations.

    MAINTENANCE. We offer a comprehensive maintenance program which provides our customers with timely software upgrades offering increased functionality and technology advances that incorporate emerging e-business and other industry initiatives. We offer customer telephone support during normal business hours for 18% of the current software license fee per annum and 24 hour maintenance for 25% percent of the current software license fee per annum. As of October 31, 1999, a majority of our customers had subscribed to our comprehensive maintenance support program.

TECHNOLOGY

    Optio's software architecture provides the foundation for us to develop new and innovative software and allows our applications to be easily adapted to new standards, protocols and platforms. This architecture enables us to interface with multiple operating systems, applications, business processes and data sources in a non-disruptive manner. Our architecture also maximizes the benefit of today's complex enterprise networking environments, including the Internet and e-business applications.

    Our software utilizes visual design features that enable our customers to specify business rules that capture and manipulate information from their applications, create documents from that information and distribute these documents to the desired destinations. These capabilities provide our customers with the ability to deploy these and associated business rules to multiple application servers across their internal networks or to remote sites across the Internet.

    Business rules are specified in our Optio Document Customization Language, a special purpose programming language designed to solve the unique problem of information gathering and document customization and delivery. Our OptioDCS software is highly optimized to execute programs written using these business rules, giving it the ability to process large volumes of information. Its advanced design allows these business rules to control not only the flow of information through the system but to dynamically change which business rules are executed based on the information itself. This provides users with a high degree of control over the automatic creation, formatting and delivery of documents on a global basis.

    The software contains components for:

       - communicating with our visual design software;

       - collecting information from other enterprise application programs or databases;

       - performing calculations and other types of data transformations;

       - formatting the information into human-readable documents, e-business documents or database transactions;

       - distributing information to a wide variety of digital destinations including web servers, fax servers, e-mail servers, alphanumeric pagers, printers, document archives and e-commerce application servers;

       - maintaining and executing recipient specified rules for information notification and document delivery; and

       - securely controlling the distribution and processing of information between multiple computers within the same network and over the Internet.

    Our software supports many industry standards for document formats, document delivery and data access from enterprise databases and other data sources. Our software also supports many of the proprietary formats of documents and information produced by the software of third parties with whom we have strategic relationships and other enterprise application software vendors.

    The software generates human-readable documents that include a variety of graphical design elements. E-business documents are generated as Electronic Data Interchange files or as any of the commercial document standard formats that use XML. Our XML support enables our software to work with existing or future e-business applications.

TECHNICAL ADVANTAGES

    Optio's technology provides our users with the following advantages:

       - TRANSPARENCY. Optio's technology works with the existing business processes of an enterprise and is completely transparent to the user.

       - PRESERVATION OF APPLICATION BUSINESS LOGIC. Enterprise applications use many business rules to validate and control business information. Our software works directly with the information produced by the execution of these business rules, which preserves the value and integrity of the original application business logic and security and maintains the consistency of the information.

       - ABILITY TO WORK WITH TIME SENSITIVE DATA. Our software works with business data as it is generated, not only after it has been stored in a database. Applications can therefore process time sensitive information much more effectively, getting the right information to the right person at the right time.

       - POWERFUL LANGUAGE. Optio's Document Customization Language enables our software to address many complicated business information processing problems requiring large volumes of data. This same language allows our software to address many problems in the areas of e-business and information delivery that other programming languages and application servers cannot.

       - EASE OF USE. The visual design approach used by Optio DesignStudio harnesses the power of Optio's Document Customization Language and puts it into the hands of less technical users without limiting access to the power of our technology.

       - SCOPE OF SOLUTION. The ability of our software to handle a wide variety of information sources, document formats and digital destinations, without requiring third party software.

       - SECURE INTERNET ARCHITECTURE. Our software utilizes a proprietary technology built on industry standards which allow our software to securely distribute and control the processing of information on the Internet.

SALES AND MARKETING

    To date, approximately 80% of our revenue has been generated through our direct sales force. As of October 31, 1999 we had 41 domestic sales representatives that are divided into teams that:

    - directly market to potential customers based on the ERP system that they are implementing or have implemented;

    - directly market to potential customers in the healthcare industry; and

    - sell to resellers and distributors.

    The domestic sales force is split between our East Coast and West Coast offices. As of October 31, 1999 our international sales organization, focused on Europe and the Asia Pacific region, was comprised of five sales representatives. Important resellers or distributors of our products include Epicor Software Corporation, NxTrend Technology, Inc. and Ross Systems Inc. We also benefit from sales referred to us under commercial relationships with Baan and McKesson HBOC. We plan to continue to invest significantly in expanding our sales, support, services and marketing organizations.

    The sales cycle typically begins with the generation of a sales lead or the receipt of a request for proposal from a prospective customer. The sales lead or request for proposal is followed by the qualification of the lead or prospect, an assessment of the customer's requirements, a formal response to any request for proposal, presentations and product demonstrations and contract negotiation. The sales cycle can vary substantially from customer to customer but can require as few as 30 to 40 days with customers that are currently implementing ERP systems or as long as 90 to 120 days with customers that have existing ERP systems that are looking to customize and optimize their information.

    Our marketing programs are focused on creating awareness as well as lead generation and customer references for our software. We conduct a comprehensive marketing program that includes advertising, public relations and direct marketing efforts focused on key executives, decision-makers and influencers, industry analysts and users. We regularly participate in joint marketing programs with vendors and consultants such as trade shows, user groups, newsletters and industry publications. We seek to jointly educate and inform their customers and sales force and leverage these relationships with new customers through their logo programs. We intend to continue to pursue additional strategic marketing programs.

STRATEGIC RELATIONSHIPS

    We have strategic relationships with third parties that help us market, sell, implement, support and enhance our solutions that include:

    RESELLER RELATIONSHIPS. We have relationships with approximately 100 resellers who market and resell our software as a component of their own solutions and to provide software related education, implementation and customization services as well. These resellers have their own software solutions that typically address a specific market sector and they utilize our software to enhance the functionality of their own solution. Our software may be sold along with their own solutions under the original Optio brand name or embedded within the reseller's software and relabeled with their own name. Because resellers who embed our products within their solutions provide substantially all of the sales and marketing efforts and the initial support services with respect to this embedded software, they receive price discounts on our software.

    IMPLEMENTATION RELATIONSHIPS. We have relationships with 15 consulting organizations to provide value added services that assist our customers in implementing our software. We train and test these organizations' consultants to install and use our software and certify them once they have demonstrated their proficiency in delivering complete solutions that meet the needs of our customers. Once the solution is implemented they will also train their customers in its proper use.

    REFERRAL RELATIONSHIPS. We have relationships with Baan and McKesson HBOC to refer prospects to us that may have an interest in licensing our solution. As part of a defined process, we validate that we are not currently working with that prospect and if we secure a licensing agreement with that prospect within a fixed period of time, we will pay a referral compensation. Referral fees are typically in the range of 10-20% of the license fee. In the past, these referral relationships have resulted in significant revenues and we expect that they will continue to do so in the foreseeable future.


    VENDOR RELATIONSHIPS. We have relationships with six major ERP and healthcare software vendors, which are Baan, J.D. Edwards, McKesson HBOC, Oracle, QAD and SAP, whereby we have demonstrated that our solutions are compatible with their applications and provide complimentary functionality. As a result these vendors will include descriptions of our products' key features and benefits in their directories which are published periodically and on their web site. We can also feature their logos in our advertising and promotional materials, participate in vendor sponsored trade shows, marketing programs and other events. In the past, these vendor relationships have resulted in significant revenues and we expect that they will continue to do so in the foreseeable future.


CUSTOMERS


    Our customers consist of enterprises across a broad spectrum of industries, and include a number of organizations focused on the medical and healthcare industry. As of October 31, 1999, we licensed our products for use by more than 3,800 customers, which we believe makes us a leading provider of information customization and delivery software relative to our competitors.


    The following table sets forth a representative list of our current customers that have purchased at least $70,000 in products and services from us since July 1, 1996:

                                   ENTERPRISE

       American Management Association                  Indianapolis Power & Light
             American Red Cross                             Matsushita Avionics
         Cam Car Textron Corporation                               Mylex
           Champion International                                   QAD
               Cummins Engine                                 Reynolds Metals
               Dekalb Genetics                                 Schlumberger
                Dresser Rand                                        SCO
                Florida Rock                                 Sealand Services
                Fore Systems                         TCI Cable Management Corporation
              Hoechst Celanese                                  Tyson Foods
                 Home Depot

                                   HEALTHCARE

        Bethania Regional Health Care                        O'Conner Hospital
         Carolinas Healthcare System                      Somerset Medical Center
           Citizens Medical Center                       Spartanburg County Health
        John F Kennedy Medical Center                 St. Peters University Hospital
              Lourdes Hospital                         Tallahassee Memorial Medical
           Medical College of Ohio                       Texas Childrens' Hospital
            Mercer Medical Center                          Unity Health Systems
          Merit Care Health Systems               University of Pittsburgh Medical Center
        New Britain General Hospital                     West Tennessee Healthcare

    No single customer accounted for 10% or more of our total revenue during the nine months ended October 31, 1999 or any of the fiscal years in the three year period ended January 31, 1999. Our top five customers in the aggregate accounted for 6.0%, 12.2% and 17.1% of our total revenue in the nine months ended
October 31, 1999 and each of fiscal years ended January 31, 1999 and 1998, respectively.

    The following case studies illustrate how customers may use our software and services to address their information access, customization and delivery requirements.

    PORT HURON HOSPITAL. With approximately 1,200 employees and 173,000 outpatient visits annually, Port Huron Hospital, a 186-bed hospital with four off-campus community centers in St. Clair county Michigan, required the use of several forms and documents to operate the facility and record patient information. The hospital implemented our healthcare solution to ensure enterprise-wide document standardization; lower costs by eliminating pre-printed forms; and increase flexibility to respond to constantly changing requirements for patient information. Equally important to them was Optio's seamless integration to their McKesson HBO & Company STAR applications and their need for a solution that automatically distributed information throughout the facility. Within the first year of using our software, the hospital has realized a savings in excess of $80,000 by automating their accounting department to create customized AP and payroll checks, payroll advices and other documents. Due to the savings, the hospital will be implementing our solution in several other departments and projects annual savings as much as $250,000.

    SCHLUMBERGER, LTD.  The Resource Management Services group of
Schlumberger Ltd., a Fortune 500 international technical products and services company, provides business analysis and consulting, system integration, product design and manufacturing. With more than 15,000 employees in over 30 countries, the company wanted to integrate its enterprise applications with a single-vendor solution that customized and distributed purchase order, request for quotation, invoicing and payment information. The objective was to ensure worldwide standardization of business information, while improving business processes to aid in its future growth. Our solution, implemented in 38 sites throughout 14 countries, allows Schlumberger to take information generated by its enterprise applications and deliver customized business-critical documents and reports to a variety of digital destinations, including laser and thermal printers and fax servers. Benefits include improved response times to customer, supplier and vendor requests, improved utilization of current information technology infrastructure and worldwide coverage for all implementations.

    THE HOME DEPOT, INC. Founded in 1978 in Atlanta, Georgia, The Home Depot is North America's largest home improvement retailer, with 860 stores in the United States and Canada and with plans to operate over 1,300 stores by the end of fiscal 2001. The Home Depot is credited as being the leading innovator in the home improvement industry, and has been ranked by Fortune magazine as America's Most Admired Retailer for four consecutive years. In a company-wide initiative to improve customer service, The Home Depot wanted to decrease customer transaction time and ensure customer satisfaction through the delivery of accurate, legible special order documents while focusing on internal process improvements by eliminating manual procedures for gathering and entering key information. Our solutions are being used in over 800 stores in the United States and Latin America to produce customized special order information, eliminating handwritten orders. As a result, the company has improved its internal efficiencies by streamlining processes; lowering costs by eliminating the need for pre-printed special order forms; improving customer service with decreased customer transaction time; leveraging existing hardware technology and streamlining migration to internationalized systems.

COMPETITION


    The market for our software and services is intensely competitive, quickly evolving and subject to rapid technological change. We expect competition to intensify in the future. Our potential competitors vary in size and in the scope and breadth of the products and services offered. We see our competitors fitting into three separate areas. The first is custom software development. The second is comprised of output management solutions from organizations such as:


    - AFP Technology;

    - Create!print;

    - Cypress;


    - Dazel, which is owned by Hewlett-Packard;



    - New Dimension, which is owned by BMC;


    - StreamServe; and

    - Tivoli, which is owned by IBM.

The third is comprised of e-business enablement organizations, which we believe we will compete with increasingly in the future, such as:


    - Actuate Software;

    - BlueGill Technologies;

    - BottomLine Technologies;

    - Brio Technology;

    - Extricity Software;

    - Quest Software; and

    - webMethods.


In addition, some of the companies with which we currently have strategic relationships could become competitors in the future, such as J.D. Edwards, McKesson HBOC, Oracle and SAP.



    We believe that we are differentiated relative to our competitors due to our software's ability to combine information customization capabilities, output management capabilities and e-business enablement capabilities in one solution. We believe that none of our competitors provide all of this functionality in a single solution. We believe that we also compete on the basis of our software's ability to operate across multiple operating systems. With respect to the Optio Healthcare Suite, we believe that we compare favorably to our competitors because we offer a vertically-oriented solution to address the needs of the healthcare marketplace.


    We believe that the principal competitive factors present in our market include:

       - a significant base of reference customers;

       - a breadth and depth of product functionality;

       - cost of solution;

       - product quality; and

       - performance, customer service, core technology, product features, ease of implementation and extent of value derived from solution.

    Although we believe that our products and services currently compete favorably with respect to each of these factors, our market is evolving rapidly. We may not be able to maintain our competitive position against current and potential competitors.

    Many of our competitors and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources than us, significantly greater name recognition and a larger current base of customers. In addition, many of our competitors have well-established relationships with our current and potential customers and have extensive knowledge of our industry. In the past, we have lost potential customers to competitors for various reasons, including price and related discounts. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

INTELLECTUAL PROPERTY

    We distribute our products under software license agreements, which generally grant our clients perpetual licenses to use, rather than own, our products. These licenses contain various provisions protecting our ownership and the confidentiality of the underlying technology. The software is protected from unauthorized use through electronic activation keys tied to the system on which the software is licensed to operate. Our source code, or the intellectual property underlying our software, is protected as a trade secret and as unpublished copyrighted work. We have registered "Optio" and "MedForms" as trademarks in the United States.

    We protect our proprietary rights by relying on copyright, trade secret, trademark, confidentiality procedures and contractual provisions. Some of our software, documentation and other written materials are protected under the federal copyright law. We also rely on trade secret laws of the state of Georgia and the states in which we do business to protect our software designs and other proprietary information. In addition, non-disclosure agreements contained in our employment contracts protect our proprietary information from disclosure by current and former employees.

    We have not applied for any U.S. patents. It is possible that any patent applications we file in the future will not result in the issuance of patents and that any patents issued may later be successfully challenged. It is also possible that we may not develop proprietary products or technologies that are patentable, that any patent issued to us may not provide us with any competitive advantages, or that the patents of others will seriously harm our ability to do business.

    Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop similar technology, duplicate our products or design around patents issued to us or our other intellectual property.

    There has been a substantial amount of litigation in the software and Internet industries regarding intellectual property rights. It is possible that in the future third parties may claim that we or our current or potential future products infringe their intellectual property. We expect that software product developers and providers of e-commerce solutions will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could seriously harm our business.

EMPLOYEES


    As of October 31, 1999, we had 165 employees in the United States, comprised of 33 in research and development, 65 in sales and marketing, 53 in consulting and other services, and 14 in finance and administration. We also have 15 employees in Europe and 4 in Australia. We have never had a work stoppage and none of our employees are represented under collective bargaining agreements. We consider our employee relations to be good.


FACILITIES

    We currently occupy 62,000 square feet of office space in our Alpharetta, Georgia headquarters. Offices are also located in California, France and the UK, providing us with an additional 11,000 square feet.

LEGAL PROCEEDINGS

    Optio is not a party to any material legal proceeding.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY PERSONNEL

    The following table sets forth information about the executive officers and directors of Optio:

NAME                                            AGE                                 POSITION
------------------------------------------  -----------  ---------------------------------------------------------------

C. Wayne Cape.............................          45   Chairman of the Board of Directors, Chief Executive Officer and
                                                           President
G. Robert Beck............................          41   Senior Vice President, Sales and Client Services
F. Barron Hughes..........................          41   Chief Financial Officer, Secretary and Treasurer
Daryl G. Hatton...........................          37   Chief Technology Officer
Steven E. Kaye............................          47   Vice President, Strategic Marketing
John L. Kopcke............................          44   Vice President, Development
Mark White................................          38   Vice President, Information Systems
David Dunn-Rankin(1)(2)...................          41   Director
Mitchel J. Laskey(1)(2)...................          49   Director

------------------------

(1) Member of Compensation Committee

(2) Member of Audit Committee

    C. WAYNE CAPE, the founder of Optio, has served as Chief Executive Officer and President of Optio since its inception in 1981. Mr. Cape became Chairman of the Board on September 1999. Prior to launching Optio, Mr. Cape was an employee at Digital Communication Associates from 1974 to 1981 where he served in a variety of technical, sales and regional sales management positions.

    G. ROBERT BECK has served as Senior Vice President, Sales and Client Services of Optio since April 1996. From January 1996 to April 1996, Mr. Beck worked as an independent consultant for Sales Builders, Inc., an Atlanta based sales and consulting management organization. From 1992 to December 1995, Mr. Beck also served as President of U.S. Operations for Cray Systems, a UK based provider of application software for tour operators, and from 1989 to 1992, Mr. Beck served as Vice President of Sales for Computron
Technologies, Inc., a leading provider of financial workflow solutions, which is now a publicly traded company.

    F. BARRON HUGHES has served as Chief Financial Officer and Secretary of Optio since September 1994. Prior to joining Optio, Mr. Hughes served as Chief Financial Officer of Millennium Healthcare, Inc. from 1991 to September 1994 and served as Chief Financial Officer of HealthQuest, Inc., a subsidiary of HBO & Co. which provides health information solutions, from 1985 to 1991.


    DARYL G. HATTON has served as Chief Technology Officer for Optio since February 1997. From October 1993 to February 1997, he served as Director of Research for Optio. From 1988 through 1993, Mr. Hatton was a co-founder and president of Pacific Genesys Development, Inc., a Canadian corporation in the electronic forms software development industry, which was acquired by Optio in 1993. Prior to that, Mr. Hatton was Vice President of Product Development for Modatech Systems, Inc., a publicly traded software developer of sales force automation solutions.



    STEVEN E. KAYE is Vice President of Strategic Marketing for Optio. Mr. Kaye joined Optio in May 1999. Prior to joining Optio, Mr. Kaye served as Vice President of Marketing at Softlab, Inc., a BMW AG company, from February 1998 to April 1999. Softlab is a vendor of application development strategies and a provider of knowledge based solutions. From June 1996 to February 1998, Mr. Kaye served as Senior Vice President of Business Development for
KnowledgeX, Inc., a provider of knowledge management software solutions, which was acquired by IBM in 1998. From December 1994 to April 1996, Mr. Kaye served as Vice President of Products and Technology for Deloitte Consulting's SAP practice and was also Vice President of ISV/OEM Sales for KnowledgeWare, Inc.

    JOHN L. KOPCKE is Vice President of Development for Optio. Mr. Kopcke joined Optio in March 1999. Mr. Kopcke is responsible for our product development organization, including managing and overseeing all future product development for existing solutions and research and development for new product introductions. Prior to joining Optio, Mr. Kopcke was Chief Technology Officer at Softlab, Inc. from January 1996 to March 1999. Prior to that, Mr. Kopcke served as Chief Technology Officer for Pilot Software, Inc. from June 1991 to January 1996. From 1987 to 1991, Mr. Kopcke served as President and founder of Kopcke and Associates, a software development company specializing in specification implementation of software for software companies. Kopcke and Associates was acquired by Pilot Software, Inc. in October 1996.



    MARK WHITE has served as Vice President of Information Systems of Optio since February 1998. From March 1993 to February 1998, Mr. White served as the Director of Development for Optio. From September 1990 to March 1993, Mr. White served as Vice President of Operations for Millard Wayne, Inc., a physician practice software company.



    DAVID DUNN-RANKIN has served as a Director and a member of the Compensation and Audit Committees of Optio since October 1999. He has served as Chief Executive Officer for The UniLink Group, LLC since October 1997. From June 1995 to September 1997, he served as a partner at Bridges & Dunn-Rankin, a certified public accounting and consulting firm.



    MITCHEL J. LASKEY has served as a Director and a member of the Compensation and Audit Committees of Optio since October 1999. He has served as President and Chief Executive Officer of Dynamic Healthcare Technologies, Inc. since May 1996. From August 1994 to May 1996, he served as President and Chief Operating Officer of Dynamic Healthcare Technologies, Inc. From 1992 to 1994, he served as Chairman and Chief Executive Officer of Dynamic Technical Resources, Inc., a healthcare information services and consulting firm.



    JAMES J. FELCYN, JR., age 57, has served as Vice President, Chief Financial Officer and Treasurer of Citrix Systems, Inc. since July 1994. Mr. Felcyn serves as a director of Smith Gardner and Associates, Inc., a provider of application solutions for e-commerce and mail order transactions, and Equinox
Systems, Inc., a provider of connectivity solutions for remote access and multi-user applications. We intend to add Mr. Felcyn to our board of directors within 90 days after the date of this prospectus. It will be necessary for us to appoint Mr. Felcyn or another independent director within the 90 day time period in order to maintain our listing on the Nasdaq Stock Market. Our failure to appoint this director could result in the delisting of our common stock.


TERMS OF DIRECTORS AND EXECUTIVE OFFICERS

    Our board of directors consists of three directors, C. Wayne Cape, David Dunn-Rankin and Mitchel J. Laskey. At each annual meeting of shareholders, directors will be elected for a three-year term to succeed the directors whose terms are then expiring. There are no family relationships between any of our directors or executive officers. The executive officers serve at the pleasure of our board of directors.

COMMITTEES OF THE BOARD OF DIRECTORS

    The members of our audit committee are David Dunn-Rankin and Mitchel J. Laskey. The audit committee reviews the scope and timing of our audit services and any other services our independent auditors are asked to perform, the auditor's report on our financial statements following completion of their audit and their policies and procedures with respect to internal accounting and financial control. In addition, the audit committee makes annual recommendations to the board of directors for the appointment of independent auditors for the following year.

    The members of our compensation committee are David Dunn-Rankin and Mitchel
J. Laskey. The compensation committee reviews and evaluates the compensation and benefits of all our officers, reviews general policy matters relating to compensation and benefits of employees of Optio and makes recommendations concerning these matters to our board of directors. The compensation committee also administers our stock option plans.


    During fiscal year 1999, C. Wayne Cape, the founder and CEO, discharged the duties customarily performed by a compensation committee. In setting his compensation during fiscal year 1999, Mr. Cape considered Optio's achievement of its revenue growth goals for the prior fiscal year.


COMPENSATION OF DIRECTORS

    Non-employee directors receive a fee of $1,000 per meeting for their service as directors. Employee directors are not compensated for their service as directors. We reimburse each director for reasonable out-of-pocket expenses incurred in attending meetings of our board of directors and any of our committees.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    There are no compensation committee interlocks.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE.

    The following table sets forth for fiscal 1999 all compensation received for services rendered to Optio in all capacities by our chief executive officer and each of the other four most highly compensated executive officers whose salary and bonus exceeded $100,000 in fiscal 1999. These officers are referred to in this prospectus as the named executive officers. No individual who would otherwise have been includable in this table on the basis of salary and bonus earned during fiscal 1999 has resigned or otherwise terminated his employment during fiscal 1999. The compensation table excludes other compensation in the form of perquisites and other personal benefits that constitutes the lesser of $50,000 or 10% of the total annual salary and bonus earned by each of the named executive officers in fiscal 1999.

                           SUMMARY COMPENSATION TABLE

                                                                                     ANNUAL COMPENSATION
                                                                            -------------------------------------
                                                                                                        OTHER
NAME AND PRINCIPAL POSITION                                                   SALARY      BONUS     COMPENSATION
--------------------------------------------------------------------------  ----------  ----------  -------------
C. Wayne Cape
  Chairman of the Board, Chief Executive Officer and President............  $  210,000  $   36,750    $  73,658
G. Robert Beck
  Senior Vice-President, Sales and Client Services........................     156,250      30,625      103,957
F. Barron Hughes
  Chief Financial Officer, Secretary and Treasurer........................     105,312      20,000           --

OPTION GRANTS IN LAST FISCAL YEAR

    The following table sets forth all individual grants of stock options during the year ended January 31, 1999, to each of the named executive officers:

                                                                                                  POTENTIAL REALIZABLE
                                                   INDIVIDUAL GRANTS                                VALUE AT ASSUMED
                           -----------------------------------------------------------------        ANNUAL RATES OF
                           NUMBER OF                                                                  STOCK PRICE
                           SECURITIES   PERCENT OF TOTAL     EXERCISE                               APPRECIATION FOR
                           UNDERLYING    OPTIONS GRANTED      OR BASE                                OPTION TERM(1)
                            OPTIONS      TO EMPLOYEES IN     PRICE PER       EXPIRATION       ----------------------------
NAME                        GRANTED        FISCAL YEAR         SHARE            DATE               5%             10%
-------------------------  ----------  -------------------  -----------  -------------------  -------------  -------------
C. Wayne Cape............   2,000,000            49.0%       $     .80   February 9, 2008     $  11,320,103  $  28,687,364
G. Robert Beck...........     500,000            12.0%       $     .80   February 9, 2008         2,830,026      7,171,841
F. Barron Hughes.........     400,000             9.8%       $     .80   February 9, 2008         2,264,021      5,737,473

------------------------

(1) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on the midpoint of the range of the initial public offering price ($9.00) instead of the fair market value for accounting purposes and assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. These assumptions are mandated by the rules of the Securities and Exchange Commission and are not intended to forecast future appreciation of Optio's stock price. The potential realizable value computation is net of the applicable exercise price, but does not take into account federal or state income tax consequences and other expenses of option exercises or sales of appreciated stock. Actual gains, if any, are dependent upon the timing of such exercise and the future performance of Optio's common stock. The rates of appreciation in this table may not be achieved. This table does not take into account any appreciation in the price of the common stock to date.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR-END OPTION VALUES

    No named executive officer exercised any stock option during fiscal 1999. The following table summarizes the value of the outstanding options held by the named executive officers at January 31, 1999.


                                                            NUMBER OF SECURITIES         VALUE OF UNEXERCISED
                                                                 UNDERLYING                  IN-THE-MONEY
                                                             UNEXERCISED OPTIONS          OPTIONS AT FISCAL
                                                             AT FISCAL YEAR-END              YEAR-END(1)
                                                          -------------------------  ----------------------------
NAME                                                      EXERCISABLE UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
--------------------------------------------------------  ----------  -------------  -------------  -------------
C. Wayne Cape...........................................   2,000,000     1,000,000   $  17,174,000   $ 8,200,000
G. Robert Beck..........................................     375,000       875,000   $   3,150,000   $ 7,250,000
F. Barron Hughes........................................     400,000       500,000   $   3,520,000   $ 4,160,000


------------------------

(1) Based on the estimated fair market value of Optio's common stock of $9.00 per share, the mid-range of the initial public offering price, less the exercise price payable upon exercise of these options.

STOCK OPTION AND OTHER COMPENSATION PLANS

    STOCK INCENTIVE PLAN. Our stock incentive plan was adopted by our board of directors on January 1, 1997 and approved by our shareholders on December 23, 1997. The aggregate number of shares of our common stock reserved for issuance under the stock incentive plan was increased effective November 17, 1997 and is currently 12,500,000. The purpose of the stock incentive plan is to provide incentives for key employees, officers, consultants and directors to promote our success and to enhance our ability to attract and retain the services of such persons. Options granted under the stock incentive plan may be either options intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986 or nonqualified stock options. The stock incentive plan also provides for the grant of stock appreciation rights and restricted stock awards.

    The stock incentive plan is administered by our board of directors, which has the authority to interpret the stock incentive plan and take other action as it deems equitable. Our board of directors has absolute discretion under the stock incentive plan to determine to which employees and key persons stock incentives shall be granted, when these grants shall be made, and the number of shares of common stock subject to these grants.

    Our board of directors determines, at the time of the grant, when options issued under the plan can be exercised. The board of directors also determines the exercise price for options issued under the plan. Options issued under the plan expire ten years after the date of grant, unless our board of directors sets an earlier date.

    Exercise prices for incentive stock options may not be less than the fair market value per share of common stock on the date of grant, or 110% of the fair market value in the case of incentive stock options granted to any person who owns our stock possessing 10% or more of the total voting power of all of our capital stock. Exercise prices for non-qualified stock options may be less than the fair market value per share, but must be at least $0.01 per share. Until there is an established market for our common stock, the board of directors, at its discretion, determines the fair market value of a share of common stock.

    In the event of change of control, our board of directors has absolute discretion to accelerate the vesting of all options that have not vested as of the date of change in control or to arrange for the successor entity to assume all of the rights and obligations under the plan. If an option holder's employment is terminated for cause following the exercise of his options, Optio has the right to repurchase the shares at the exercise price for ninety days following such termination.


    As of October 31, 1999, options to purchase 9,599,785 shares of our common stock were outstanding under the stock incentive plan at a weighted average exercise price of $0.70 per share. 500,000 shares of common stock have been issued upon exercise of options granted under the stock incentive plan.


    DIRECTORS' STOCK OPTION PLAN. Our board of directors adopted our directors' stock option plan on October 15, 1999. 300,000 shares of our common stock are reserved for issuance pursuant to the plan. Only members of our board of directors who are not employees of Optio are eligible to receive option grants under the directors' plan. The directors' plan only provides for the grant of options which do not qualify under Section 422 of the Internal Revenue Code.

    The directors' plan is administered by our board of directors, which has the authority to interpret the directors' plan and to take such other actions in the administration and operation of the directors' plan as it deems equitable. The board of directors may delegate its authority under the directors' plan to a committee appointed by the board consisting of not less than two directors.

    Upon initially becoming an eligible director, a director is entitled to receive an option to purchase 10,000 shares of our common stock. As of the end of each completed fiscal year of service as an eligible director following adoption of the directors' plan, a director shall be granted an option to purchase 5,000 shares of our common stock. Each person who qualified as an eligible director as of the effective date of the directors' plan received an option to purchase 10,000 shares of our common stock as of the effective date of the directors' plan.

    All options granted under the directors' plan are fully vested as of the date of grant and have an exercise price equivalent to the fair market value of the underlying shares. Options granted under the directors' plan may not have terms exceeding ten (10) years from the date of grant. Options granted under the directors' plan are not transferable or assignable except by will or by the laws of descent and distribution and are exercisable, during the optionee's lifetime, only by the optionee.

    As of October 15, 1999, options to purchase 20,000 shares of our common stock were outstanding under the directors' plan at an exercise price equal to the per-share price of our common stock being sold in this offering, and no shares of our common stock have been issued upon exercise of options granted under the directors' plan.

    NON-PLAN OPTIONS. In addition to options granted under the stock incentive plan and the directors' plan, as of October 31, 1999, options to purchase an aggregate of 3,767,500 shares of our common stock at a weighted average exercise price of $0.27 were outstanding.

    401(K) PROFIT SHARING PLAN. We maintain a 401(k) profit sharing plan which is intended to be a tax-qualified contribution plan under Section 401(k) of the Internal Revenue Code. Pursuant to the 401(k) plan, participants may contribute, subject to certain Internal Revenue Code limitations, up to 15% of eligible compensation, as defined, to the 401(k) plan. Employees are eligible for this arrangement upon completion of first three calendar months of employment. We will match contributions made by employees pursuant to the 401(k) plan at a rate of 75% of the participant's contributions, up to 5% of the eligible compensation being contributed after the participant's first three months of employment, subject to certain Internal Revenue Code limitations. All of our employees who have completed two years of service with us consisting of at least 1,000 hours of employment are eligible for the matching contribution. We may make an additional contribution to participants' 401(k) plans each year at the discretion of our board of directors. The portion of a participant's account attributable to his or her own contributions is 100% vested. The portion of the account attributable to Company contributions (including matching contributions) vests over 6 years of service with us. Distributions from the 401(k) plan may be made in the form of a lump-sum cash payment or in installment payments.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

    Our articles of incorporation provide that the liability of our directors for monetary damages shall be eliminated to the fullest extent permissible under Georgia law and that we may indemnify our officers, employees and agents to the fullest extent permitted under Georgia law.

    Our bylaws provide that we must indemnify our directors against all liabilities to the fullest extent permitted under Georgia law and that we must advance all reasonable expenses incurred in a proceeding where the director was either a party or a witness because he or she was a director.

    We have entered into agreements that require us to indemnify our directors and our officers to the full extent permitted under Georgia law. In addition, we have agreed to defend, hold harmless and indemnify our directors and our officers against any obligation to pay a judgment, penalty, fine, expenses and settlement amounts in connection with any action, suit or proceeding brought by reason of the fact that he or she is a director or officer, as the case may be, of Optio or is serving, at the request of Optio, as a director, officer, employee, agent or consultant of another entity. No indemnification will be provided for any misappropriation of any Optio business opportunity, any act or omission involving intentional misconduct or a knowing violation of law, any transaction from which an improper personal benefit was received and other types of liability under Georgia law. Further, Optio will pay expenses incurred by directors and officers in defending any covered action, suit or proceeding in advance of the final disposition of such action, suit or proceeding. We believe that these agreements, as well as the provisions contained in our articles and bylaws described above, are necessary to attract and retain qualified persons as directors and officers.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors of Optio pursuant to the provisions of our charter documents, Georgia law or the agreements described above, Optio has been advised that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                              CERTAIN TRANSACTIONS

RELATED PARTY TRANSACTIONS.

    We loaned $48,800 to C. Wayne Cape on a non interest basis in ten advances from October 15, 1986 to May 9, 1995. This loan is due and payable upon demand and is unsecured. Mr. Cape has made no payments on this loan.


    On December 31, 1988, we loaned $30,000 to C. Wayne Cape, pursuant to a promissory note. This note bears interest at 10% per annum and it is unsecured. The principal and interest under the note were due and payable on December 30, 1990; however, we have not requested payment. To date, Mr. Cape has made no payments pursuant to the note and the outstanding balance of principal plus interest as of October 31, 1999 was $62,500.


    Mr. Cape has agreed to repay each of these loans with the proceeds he receives, if any, from selling shares of common stock pursuant to the underwriters' over-allotment option or, if these proceeds are insufficient, then within one year from the date of closing of this offering.

    The outstanding balance of principal plus interest on other interest bearing notes receivable from shareholders as of October 31, 1999 was $7,700.

    We loaned $600,000 to David Dunn-Rankin, a director of Optio, in six advances from August 6, 1998 to February 19, 1999. This loan bears interest at 9% per annum. Mr. Dunn-Rankin is required to make annual interest payments on October 13 of each year, and the principal is due and payable in full on October 13, 2001. This loan is secured by Mr. Dunn-Rankin's options to acquire 500,000 shares of Optio common stock at an exercise price of $0.60 per share. This loan was originally convertible into equity of The Unilink Group, LLC, a technology company controlled by Mr. Dunn-Rankin; however, we did not elect to convert in the time frame agreed with Mr. Dunn-Rankin.


    We have a $2,000,000 line of credit from Premier Lending Corporation. At October 31, 1999, there is no outstanding balance on this loan. Mr. Cape has personally guaranteed this loan. We intend to refinance this loan after completion of this offering and terminate Mr. Cape's personal guarantee.



    On May 1, 1998, the Company issued a note payable for $50,000 to Carol Carey, an employee, in exchange for 75,000 shares of the Company's common stock.



    On December 23, 1998, we repurchased 1,646,590 shares of our common stock that were previously owned by Gordon Terris, Bonnie Malstrom and Clarence Rydberg. These shareholders exercised dissenters' rights in connection with an amendment to our Articles of Incorporation. At the time of the settlement, Mr. Terris, Ms. Malstrom and Mr. Rydberg held approximately 6.1%, 5.6% and 3.6%, respectively, of our outstanding capital stock. We agreed to pay Mr. Terris $1,318,393, evidenced by a promissory note for the full amount, which is secured by 603,360 shares of our common stock. Mr. Terris had been paid $879,556 in principal and accrued interest as of October 31, 1999. We agreed to pay
Ms. Malstrom $1,221,884, evidenced by cash payment of $60,000 and a promissory note for $1,161,884, which is secured by 543,230 shares of our common stock.
Ms. Malstrom had been paid $755,022 in principal and accrued interest as of October 31, 1999. We agreed to pay Mr. Rydberg $802,500, evidenced by a promissory note for the full amount, which is secured by 500,000 shares of our common stock. Mr. Rydberg had been paid $535,382 in principal and accrued interest as of October 31, 1999. All of these promissory notes bear interest at 7% per annum and require equal quarterly principal payments. All the common stock held as security for these promissory notes is held in escrow and will be released as payments are made. The notes will be required to be paid in full from the proceeds of this offering and all common stock held in escrow will be released to us for cancellation.


    We have agreed to provide indemnification to our executive officers and directors which may require us to indemnify officers and directors against liabilities that may rise by reason of their status or service as officers or directors, other than liabilities arising from willful misconduct of a culpable nature, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. See "Management--Limitation of Liability and Indemnification of Officers and Directors."

    All future transactions, including loans, if any, between us and our officers, directors and principal shareholders and their affiliates and any transactions between us and any entity with which our officers, directors or principal shareholders are affiliated will be subject to the approval of a majority of our board of directors, including the majority of the independent and disinterested outside directors of the board of directors and must be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                             PRINCIPAL SHAREHOLDERS

    The following table sets forth information with respect to the beneficial ownership of our common stock as of October 31, 1999 and as adjusted to reflect the sale of the common shares that are being sold by Optio in this offering with respect to:

    - each named executive officer;

    - each of our directors;

    - each shareholder known by us to be the beneficial owner of more than 5% of the outstanding shares of common stock; and

    - all of our executive officers and directors as a group.

    Unless otherwise indicated, the address of each person listed is c/o Optio Software, Inc., 3015 Windward Plaza, Windward Fairways II, Alpharetta, Georgia 30005.

                                                                                          PERCENT BENEFICIALLY
                                                             NUMBER OF
                                                               SHARES                           OWNED(1)
                                              ----------------------------------------  ------------------------
    NAMED EXECUTIVE OFFICERS, DIRECTORS                       SUBJECT TO                  BEFORE        AFTER
            AND 5% SHAREHOLDERS               ACTUALLY OWNED  ACQUISITION    TOTAL       OFFERING     OFFERING
--------------------------------------------  --------------  ----------  ------------  -----------  -----------
C. Wayne Cape...............................      7,380,650(2)  2,256,300(3)    9,636,950(2)(3)       68.0%       50.3%
G. Robert Beck..............................             --      687,500       687,500         5.5%         3.9%
F. Barron Hughes............................         40,000      500,000       540,000         4.3%         3.1%
David Dunn-Rankin...........................             --      510,000       510,000         4.1%         2.9%
Mitchel J. Laskey...........................             --       10,000        10,000           *            *
Charles Carey (4)...........................      1,938,770      250,000     2,188,770        18.0%        12.8%
All directors and executive officers as a
  Group (9 persons).........................      7,645,650    4,301,300    11,946,950        73.7%        56.3%

------------------------

*   Less than 1% of the outstanding common stock.

(1) For purposes of calculating the percentage beneficially owned, the number of shares of common stock deemed outstanding prior to the offering consists of 11,918,640 shares outstanding as of October 31, 1999 together with shares underlying options that are exercisable by these shareholders within 60 days of October 31, 1999. The number of shares of common stock deemed outstanding after this offering includes an additional 5,000,000 shares that are being offered for sale by Optio in this offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person or group who has or shares voting and investment power with respect to these shares and includes shares subject to issuances upon the exercise of options which may be exercised within 60 days following October 31, 1999.

(2) This number includes 89,130 shares held by Mr. Cape's wife.

(3) This number includes 6,300 shares subject to options exercisable within 60 days following October 31, 1999 held by Mr. Cape's wife.

(4) Mr. Carey's address is 215 Bellamy Street, Homer, Georgia 30547.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    The authorized capital stock of Optio consists of 100,000,000 shares of common stock, no par value per share, and 20,000,000 shares of preferred stock, no par value per share. The following description of our capital stock, articles of incorporation and bylaws is only a summary and does not purport to be complete. For a full understanding of these documents and the terms of our capital stock, you should read the original documents, which are included as exhibits to the Registration Statement of which this prospectus is a part, and by the provisions of applicable law.

COMMON STOCK

    As of October 31, 1999, there were 11,918,640 shares of Optio common stock outstanding held of record by 24 shareholders. This number takes into account a 5-for-1 stock split on October 15, 1999. There will be 16,918,640 shares of common stock outstanding, assuming no exercise of outstanding options after October 31, 1999, after giving effect to the split and to the sale of common stock offered to the public in this offering. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. There are no cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available for the payment of dividends. In the event of a liquidation, dissolution or winding up of Optio, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable.

PREFERRED STOCK

    As of October 31, 1999, there were no shares of Optio's preferred stock outstanding. Pursuant to Optio's articles of incorporation, the board of directors is authorized, subject to limitations prescribed by law, without further shareholder approval, to issue, from time to time, up to an aggregate of 20,000,000 shares of preferred stock in one or more series, and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions on the shares of this preferred stock, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of Optio. There are no outstanding shares of preferred stock and no series have been designated.

ANTITAKEOVER PROVISIONS OF OUR ARTICLES OF INCORPORATION, BYLAWS AND GEORGIA LAW

    CLASSIFIED BOARD AND REMOVAL OF DIRECTORS. Optio's articles of incorporation provide for Optio's board of directors to be elected, initially, to staggered one, two and three year terms and, thereafter, for successive three year terms. Also, the directors may only be removed from office for cause, which requires the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of common stock of Optio entitled to vote at an election of directors.

    CONSIDERATION OF INTEREST OF NON-SHAREHOLDER CONSTITUENCIES. In discharging the duties of their respective positions and in determining what is believed to be in the Optio's best interest, the board of directors, and individual directors, in addition to considering the effects of any action would have on

Optio or its shareholders, may, to the extent permitted by applicable Georgia law, consider the interests of the employees, customers, suppliers and creditors of Optio and its subsidiaries, the communities in which offices or other establishments of Optio and its subsidiaries are located, and all other factors which our directors may consider pertinent. This provision of Optio's articles of incorporation solely grants discretionary authority to the directors and does not give rights to any other constituency.

    The preceding provisions of our articles of incorporation may be changed only upon the affirmative vote of holders of at least a 66 2/3% of the outstanding shares of our common stock.

OPTIO'S AMENDED AND RESTATED BYLAWS

    SHAREHOLDER MEETINGS. Under Optio's bylaws, the shareholders may call a special meeting only upon the request of holders of at least 50% of votes entitled to be cast on each issue proposed to be considered at the special meeting. Additionally, the board of directors, the chairman of the board, the chief executive officer or the president of Optio may call special meetings of shareholders.

    REQUIREMENTS FOR ADVANCE NOTIFICATION OF SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS. Optio's bylaws establish an advance notice procedure for the nomination, other than by or at the direction of the board of directors or a committee thereof, of candidates for election as directors, as well as for other shareholder proposals to be considered at shareholders meetings. Notice of shareholder proposals and director nominations must be given timely in writing to Optio's Secretary before the meeting at which such matters are to be acted upon or directors are to be elected. Such notice, to be timely, must be received at Optio's principal executive offices with respect to shareholder proposals and elections to be held at the annual meeting not less than 60 days before the date of the meeting at which the director(s) are to be elected; however, if less than 70 days notice or prior public disclosure of the date of the scheduled meeting is given or made, notice by the shareholder, to be timely, must be delivered or received not later than the close of business on the tenth day following the earlier of the day on which notice of the date of the meeting is mailed to shareholders or public disclosure of the date of such meeting is made.

    Notice to Optio from a shareholder who intends to present a proposal or to nominate a person for election as a director at a shareholders' meeting must contain certain information about the shareholder giving such notice and, in the case of director nominations, all information that would be required to be included in a proxy statement soliciting proxies for the election of the proposed nominee (including such person's written consent to serve as a director if so elected). If the presiding officer at the meeting determines that a shareholder's proposal or nomination is not made in accordance with the procedures set forth in the articles of incorporation, such proposal or nomination, at the direction of such presiding officer, may be disregarded. The notice requirement for shareholder proposals contained in the articles of incorporation does not restrict a shareholder's right to include proposals in Optio's annual proxy materials pursuant to rules promulgated under the Securities Exchange Act of 1934. In addition, the articles of incorporation provide that upon consummation of this offering, shareholders may take action only at a duly called and held meeting and may not take action by written consent.

PROVISIONS OF GEORGIA LAW

    GEORGIA BUSINESS COMBINATION STATUTE. Optio has elected in its bylaws to be subject to provisions of Georgia law prohibiting various business combinations involving shareholders that own 10% or more of the outstanding shares of Optio for a period of five years after the shareholder acquired such shares. Notwithstanding the statute's restrictions, the business combination may proceed if it is approved by Optio's board of directors or results in the shareholder owning 90% or more of Optio's outstanding shares, excluding shares held by directors and executive officers. A "business combination" includes, among other things, a merger or consolidation involving Optio and the shareholder and the sale of 10% or more of Optio's assets.

    GEORGIA FAIR PRICE STATUTE. Optio has elected in its bylaws to be subject to provisions of Georgia law which require that business combinations with shareholders that own 10% or more of the outstanding shares of Optio which do not meet certain pricing criteria must be approved by the directors and shareholders of Optio who are not affiliated or associated with the shareholder. The fair price statute does not require this approval of a business combination if the cash, stock and other property received by Optio's shareholders in the transaction is the same for all shareholders and is not less than the highest of a number of values assigned to the shares of Optio based on trading prices and liquidation values.

    The provisions of the articles of incorporation, the bylaws and Georgia law described above contain provisions that may have the effect of delaying, deferring or preventing a non-negotiated merger or other business combination involving Optio. These provisions are intended to encourage any person interested in acquiring Optio to negotiate with and obtain the approval of the board of directors in connection with the transaction. Many of these provisions may, however, discourage a future acquisition of Optio not approved by the board of directors in which shareholders might receive an attractive value for their shares or that a substantial number or even a majority of Optio's shareholders might believe to be in their best interest. As a result, shareholders who desire to participate in this type of transaction may not have the opportunity to do so. These provisions could also discourage bids for the common stock at a premium, as well as create a depressive effect on the market price of the common stock.

    These charter provisions and provisions of Georgia law may have the effect of delaying, deterring or preventing a change of control of Optio.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the common stock is SunTrust Bank, Atlanta.

NASDAQ NATIONAL MARKET LISTING

    We have applied for the listing of Optio's common stock on the Nasdaq National Market under the symbol "OPTO."

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has been no public market for Optio's common stock, and there can be no assurance that a significant public market for the common stock will be developed or be sustained after this offering. Sales of substantial amounts of common stock in the public market after this offering, or the possibility of these sales occurring, could adversely affect prevailing market prices for the common stock or the future ability of Optio to raise capital through an offering of equity securities.

    After this offering, Optio will have outstanding an aggregate of 16,918,640 shares of common stock. Of these shares, the 5,000,000 shares being sold in this offering will be freely tradeable in the public market without restriction under the Securities Act, unless these shares are held by "affiliates" of Optio, as that term is defined in Rule 144 under the Securities Act or by persons subject to other contractual or legal restrictions on resale. The remaining 11,918,640 shares of common stock outstanding upon completion of this offering will be "restricted securities," as that term is defined in Rule 144 under the Securities Act. The restricted securities were issued and sold by Optio in private transactions in reliance upon exemptions from registration under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration, such as Rules 144, 144(k) or 701 under the Securities Act, which are summarized below.

    All of the executive officers, directors, selling shareholders and certain management shareholders of Optio, who collectively hold an aggregate of 7,556,520 restricted shares of Optio, have entered into "lock-up" agreements with Merrill Lynch in which they have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any of these shares for a period of 180 days from the date of this prospectus. We have also entered into an agreement with Merrill Lynch that Optio will not offer, sell or otherwise dispose of common stock for a period of 180 days from the date of this prospectus.

    Taking into account the lock-up agreements, the number of shares that will be available for sale in the public market under the provisions of Rules 144, 144(k) and 701 will be as follows:

    - no restricted shares will be eligible for sale as of the date of this prospectus; and

    - approximately 7,556,520 restricted shares will be eligible for sale
      180 days after the date of this prospectus upon the expiration of lock-up agreements with the underwriters subject to the provisions of Rule 144.

    Following the expiration of the lock-up periods and subject to applicable vesting periods, shares issued upon exercise of options granted by Optio prior to the date of this prospectus will also be available for sale in the public market pursuant to Rule 701 under the Securities Act. Rule 701 permits resales of these shares in reliance upon Rule 144 but without compliance with its restrictions, including the holding period requirement, imposed under Rule 144. In general, under Rule 144 as in effect at the closing of this offering, beginning 90 days after the date of this prospectus, a person or persons whose shares of Optio are aggregated who has beneficially owned restricted shares for at least one year including the holding period of any prior owner who is not an affiliate of Optio would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of common stock, or approximately 169,186 shares immediately after this offering, or the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale. Sales under Rule 144 are also subject to manner of sale and notice requirements and to the availability of current public information about Optio. Under Rule 144(k), a person who is not deemed to have been an affiliate of Optio at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner who is not an affiliate of Optio, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

    Optio intends to file, after the effective date of this offering, a registration statement on Form S-8 to register approximately 16,267,500 shares of common stock issuable upon the exercise of outstanding stock options or reserved for issuance under our stock option plan. This registration statement will become effective automatically upon filing. Shares issued under the foregoing plans, after the filing of a registration statement on Form S-8, may be sold in the open market, subject, in the case of option holders, to the Rule 144 limitations applicable to affiliates, the above-referenced lock-up agreements and vesting restrictions imposed by Optio.

                                  UNDERWRITING

GENERAL

    We intend to offer our common stock through a number of underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co., Inc., and The Robinson-Humphrey Company, LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among our company, the selling shareholders and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters severally and not jointly has agreed to purchase from our company, the number of shares of common stock set forth opposite its name below.

                                                                                   NUMBER OF
             UNDERWRITER                                                             SHARES
---------------------------------------------------------------------------------  ----------
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated...........................................................
Bear, Stearns & Co., Inc.........................................................
The Robinson-Humphrey Company, LLC...............................................

                                                                                   ----------
          Total..................................................................   5,000,000
                                                                                   ==========

    In the purchase agreement, the several underwriters have agreed, subject to the terms and conditions set forth in that agreement, to purchase all of the shares of common stock being sold under the terms of the agreement if any of the shares of common stock being sold under the terms of the agreement are purchased. In the event of a default by an underwriter, the purchase agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

    We and the selling shareholders have agreed to indemnify the underwriters against some liabilities, including some liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

    The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

    The representatives have advised us and the selling shareholders that the underwriters propose initially to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus, and to certain dealers at a price less a concession not in excess of
$               per share of common stock. The underwriters may allow, and such dealers may
reallow, a discount not in excess of $           per share of common stock to
certain other dealers. After the initial public offering, the public offering price, concession and discount may change.

    The following table shows the per share and total public offering price, the underwriting discount to be paid by us and the selling shareholders to the underwriters and the proceeds before expenses to us and the selling shareholders. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment option.

                                                                                                             WITHOUT
                                                                                          PER SHARE          OPTION
                                                                                      -----------------  ---------------
Public offering price...............................................................
Underwriting discount...............................................................
Proceeds, before expenses, to Optio.................................................
Proceeds, before expenses, to the selling shareholders..............................

                                                                                           WITH
                                                                                          OPTION
                                                                                      ---------------
Public offering price...............................................................
Underwriting discount...............................................................
Proceeds, before expenses, to Optio.................................................
Proceeds, before expenses, to the selling shareholders..............................

    The expenses of the offering, exclusive of the underwriting discount, are estimated at $1,000,000 and are payable by us.

OVER-ALLOTMENT OPTION

    We and the selling shareholders have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of 750,000 additional shares of our common stock at the public offering price set forth on the cover page of this prospectus, less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of our common stock offered hereby. To the extent that the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of our common stock proportionate to such underwriter's initial amount reflected in the foregoing table.

RESERVED SHARES

    At our request, the underwriters have reserved for sale, at the initial public offering price, up to 250,000 of the shares sold by Optio in this offering to be sold to some of our directors, officers, employees, distributors, dealers, business associates and related persons. The number of shares of our common stock available for sale to the general public will be reduced to the extent that those persons purchase the reserved shares. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of the offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

NO SALES OF SIMILAR SECURITIES

    We, our executive officers and directors, all of the selling shareholders and certain management shareholders prior to this offering have agreed, with certain exceptions, without the prior written consent of Merrill Lynch on behalf of the underwriters for a period of 180 days after the date of this prospectus, not to directly or indirectly:

    - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of our common stock or securities convertible into or exchangeable or exercisable for or repayable with our common stock, whether now owned or later acquired by the person executing the agreement or with respect to which the person executing the agreement later acquires the power of disposition, or file a registration statement under the Securities Act relating to any shares of our common stock; or

    - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of our common stock whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise.

QUOTATION OF THE NASDAQ NATIONAL MARKET

    We expect our common stock to be approved for quotation on the Nasdaq National Market, subject to official notice of issuance, under the symbol "OPTO."

    Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us and the representatives and the lead managers. The factors to be considered in determining the initial public offering price, in addition to prevailing market conditions, are the valuation multiples of publicly traded companies that the representatives and the lead managers believe to be comparable to us, certain of our financial information, the history of, and the prospects for, our company and the industry in which we compete, and an assessment of our management, its past and present operations, the prospects for, and timing of, future revenue of our company, the present state of our development, and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours. An active trading market may not develop for our common stock, and our common stock may not trade in the public market subsequent to the offering at or above the initial public offering price.

    The underwriters do not expect sales of the common stock to any accounts over which they exercise discretionary authority to exceed 5% of the number of shares being offered in this offering.

PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

    Until the distribution of our common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase our common stock. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of our common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock.

    If the underwriters create a short position in our common stock in connection with the offering, i.e., if they sell more shares of our common stock than are set forth on the cover page of this prospectus, the representatives may reduce that short position by purchasing our common stock in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

    The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares of our common stock in the open market to reduce the underwriters' short position or to stabilize the price of our common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases. The imposition of a penalty bid might also have an effect on the price of our common stock to the extent that it discourages resales of our common stock.

    Neither our company nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither our company nor any of the underwriters makes any representation that the representatives or the lead managers will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

    The validity of our common stock offered hereby will be passed upon for us by Morris, Manning & Martin LLP, Atlanta, Georgia. Certain legal matters relating to our common stock will be passed upon for the underwriters by Willkie Farr & Gallagher, New York, New York.

                                    EXPERTS


    Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at January 31, 1998 and 1999, and for each of the three years in the period ended January 31, 1999, as set forth in their reports. We have included our financial statements and schedule, in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.


                             ADDITIONAL INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus is only a part of the registration statement and does not contain all of the information included in the registration statement. Further information with respect to Optio and the common stock offered hereby can be found in the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. Documents filed as an exhibit to the registration statement, and all descriptions in this prospectus, are qualified in all respects by reference to the registration statement. The registration statement and the exhibits and schedules thereto may be inspected without charge at the public reference room maintained by the Securities and Exchange Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Securities and Exchange Commission: Seven World Trade Center, Room 1400, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the public reference section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, Room 1024, at prescribed rates. The public may obtain information on the operation of the Securities and Exchange Commission's public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330. In addition, Optio is required to file electronic versions of these documents with the Securities and Exchange Commission through the Securities and Exchange Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. The Securities and Exchange Commission maintains an Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. Information concerning Optio is also available for inspection at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

    Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the Securities and Exchange Commission's public reference rooms and the Securities and Exchange Commission's web site, which is described above.

                              OPTIO SOFTWARE, INC.
                         INDEX TO FINANCIAL STATEMENTS

                                                                                                             PAGE
                                                                                                            NUMBER
                                                                                                          -----------
Report of Independent Auditors..........................................................................         F-2
Consolidated Balance Sheets as of January 31, 1998 and 1999 and October 31, 1999 (unaudited)............         F-3
Consolidated Statements of Income for the years ended January 31, 1997, 1998, and 1999 and the
  nine-month periods ended October 31, 1998 and 1999 (unaudited)........................................         F-4
Consolidated Statements of Shareholders' Equity (Deficit) for the years ended January 31, 1997, 1998,
  and 1999 and the nine-month period ended October 31, 1999 (unaudited).................................         F-5
Consolidated Statements of Cash Flows for the years ended January 31, 1997, 1998 and 1999 and the
  nine-month periods ended October 31, 1998 and 1999 (unaudited)........................................         F-6
Notes to Consolidated Financial Statements..............................................................         F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Optio Software, Inc.

    We have audited the accompanying consolidated balance sheets of Optio Software, Inc. as of January 31, 1998 and 1999, and the related consolidated statements of income, shareholders' equity (deficit), and cash flows for each of the three years in the period ended January 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Optio
Software, Inc. at January 31, 1998 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 1999 in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

March 19, 1999, except for
Note 15, as to which the date is
October 15, 1999
Atlanta, Georgia

                              OPTIO SOFTWARE, INC.

                          CONSOLIDATED BALANCE SHEETS


                                                                                     JANUARY 31,
                                                                              -------------------------  OCTOBER 31,
                                                                                 1998          1999          1999
                                                                              -----------  ------------  ------------
                                                                                                         (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................................  $ 1,507,000  $  1,129,000  $  1,286,000
  Marketable securities.....................................................       74,000       372,000       317,000
  Accounts receivable, less allowance for doubtful accounts of $89,000,
    $118,000, and $197,000 (unaudited), respectively........................    3,066,000     5,691,000     7,212,000
  Prepaid expenses and other current assets.................................      123,000       239,000       562,000
  Income tax receivable.....................................................           --       171,000            --
  Deferred income taxes.....................................................      150,000       175,000       176,000
                                                                              -----------  ------------  ------------
Total current assets........................................................    4,920,000     7,777,000     9,553,000

Property and equipment:
  Furniture and equipment...................................................    1,266,000     1,886,000     2,460,000
  Accumulated depreciation..................................................     (378,000)     (833,000)   (1,366,000)
                                                                              -----------  ------------  ------------
                                                                                  888,000     1,053,000     1,094,000
Other assets:
  Notes receivable from related party.......................................           --       525,000       600,000
  Note receivable and advances to shareholders..............................      120,000       116,000       119,000
  Deferred income taxes.....................................................      151,000       297,000       501,000
  Intangible assets, net of accumulated amortization of $435,000, $953,000,
    and $1,401,000 (unaudited), respectively................................      869,000       838,000       390,000
  Other.....................................................................       30,000        98,000       135,000
                                                                              -----------  ------------  ------------
Total assets................................................................  $ 6,978,000  $ 10,704,000  $ 12,392,000
                                                                              ===========  ============  ============

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..........................................................  $   707,000  $    696,000  $  1,261,000
  Accrued expenses..........................................................    1,063,000     1,860,000     1,574,000
  Income taxes payable......................................................      229,000            --       232,000
  Current portion of notes payable to related parties.......................      170,000       913,000       840,000
  Current portion of capital lease obligations and note payable to bank.....      176,000        45,000        47,000
  Deferred revenue..........................................................    2,727,000     5,913,000     6,456,000
                                                                              -----------  ------------  ------------
Total current liabilities...................................................    5,072,000     9,427,000    10,410,000

Notes payable to related parties, less current portion......................      140,000     1,124,000       532,000
Capital lease obligations and note payable to bank, less current portion....      106,000        84,000        46,000
Deferred revenue............................................................       36,000        94,000       116,000

Shareholders' equity (deficit):
  Preferred stock, no par value; 20,000,000 shares authorized, none
    issued or outstanding...................................................           --            --            --
  Common stock, no par value:
    100,000,000 shares authorized; 12,930,230, 11,918,640 and 11,918,640
    (unaudited) shares issued and outstanding, respectively.................      704,000     1,033,000     1,439,000
  Retained earnings (accumulated deficit)...................................      953,000    (1,105,000)      171,000
  Accumulated other comprehensive (loss) income.............................      (33,000)       47,000        29,000
  Unamortized stock compensation............................................           --            --      (351,000)
                                                                              -----------  ------------  ------------
Total shareholders' equity (deficit)........................................    1,624,000       (25,000)    1,288,000
                                                                              -----------  ------------  ------------
Total liabilities and shareholders' equity (deficit)........................  $ 6,978,000  $ 10,704,000  $ 12,392,000
                                                                              ===========  ============  ============


                            SEE ACCOMPANYING NOTES.

                              OPTIO SOFTWARE, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                                  NINE-MONTH PERIOD
                                                             YEAR ENDED JANUARY 31,               ENDED OCTOBER 31,
                                                    ----------------------------------------  -------------------------
                                                        1997          1998          1999         1998          1999
                                                    ------------  ------------  ------------  -----------  ------------
                                                                                                     (UNAUDITED)
Revenue:
  License fees....................................  $  5,802,000  $  9,150,000  $ 12,014,000  $ 8,081,000  $ 11,948,000
  Services, maintenance, and other................     3,200,000     4,419,000     7,525,000    4,999,000    11,254,000
                                                    ------------  ------------  ------------  -----------  ------------
                                                       9,002,000    13,569,000    19,539,000   13,080,000    23,202,000
Costs of revenue:
  License fees....................................       642,000     1,088,000       913,000      574,000       648,000
  Services, maintenance, and other................     1,814,000     2,214,000     4,089,000    2,719,000     5,763,000
                                                    ------------  ------------  ------------  -----------  ------------
                                                       2,456,000     3,302,000     5,002,000    3,293,000     6,411,000
                                                    ------------  ------------  ------------  -----------  ------------
                                                       6,546,000    10,267,000    14,537,000    9,787,000    16,791,000
Operating expenses:
  Sales and marketing.............................     3,674,000     5,901,000     7,534,000    5,004,000     8,434,000
  Research and development........................       891,000     1,551,000     2,530,000    1,713,000     2,529,000
  General and administrative......................     1,143,000     1,886,000     2,884,000    1,654,000     2,586,000
  Depreciation and amortization...................       144,000       806,000       975,000      688,000       926,000
                                                    ------------  ------------  ------------  -----------  ------------
                                                       5,852,000    10,144,000    13,923,000    9,059,000    14,475,000
                                                    ------------  ------------  ------------  -----------  ------------
Income from operations............................       694,000       123,000       614,000      728,000     2,316,000

Other income (expense):
  Interest income.................................        71,000        32,000       104,000       64,000        86,000
  Interest expense................................       (42,000)      (77,000)     (257,000)     (45,000)      (96,000)
  Other...........................................            --         8,000       (46,000)       9,000        (1,000)
                                                    ------------  ------------  ------------  -----------  ------------
                                                          29,000       (37,000)     (199,000)      28,000       (11,000)
                                                    ------------  ------------  ------------  -----------  ------------
Income before income taxes........................       723,000        86,000       415,000      756,000     2,305,000
Income tax expense................................       304,000        64,000        99,000      181,000     1,029,000
                                                    ------------  ------------  ------------  -----------  ------------
Net income........................................  $    419,000  $     22,000  $    316,000  $   575,000  $  1,276,000
                                                    ============  ============  ============  ===========  ============
Net income per share-basic........................  $       0.03  $       0.00  $       0.03  $      0.04  $       0.11
                                                    ============  ============  ============  ===========  ============
Net income per share-diluted......................  $       0.03  $       0.00  $       0.02  $      0.03  $       0.07
                                                    ============  ============  ============  ===========  ============
Weighted average shares outstanding--basic........    12,380,356    12,890,904    12,824,532   12,928,056    11,918,640
                                                    ============  ============  ============  ===========  ============
Weighted average shares outstanding--diluted......    15,477,556    16,423,952    17,304,829   16,753,206    19,347,356
                                                    ============  ============  ============  ===========  ============

                            SEE ACCOMPANYING NOTES.

                              OPTIO SOFTWARE, INC.

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                                                                                 ACCUMULATED
                                                                    RETAINED        OTHER                          TOTAL
                                              COMMON STOCK          EARNINGS    COMPREHENSIVE    UNAMORTIZED   SHAREHOLDERS'
                                        ------------------------  (ACCUMULATED      INCOME          STOCK         EQUITY
                                          SHARES       AMOUNT       DEFICIT)        (LOSS)      COMPENSATION     (DEFICIT)
                                        -----------  -----------  ------------  --------------  -------------  -------------
Balance at February 1, 1996...........   12,095,230  $   190,000   $  512,000     $       --     $        --    $   702,000
  Comprehensive income (loss), net of
    tax:
    Net income........................           --           --      419,000             --              --        419,000
    Unrealized loss on marketable
      securities available for sale...           --           --           --        (15,000)             --        (15,000)
                                                                                                                -----------
  Comprehensive income................                                                                              404,000
  Issuance of common stock............      335,000      214,000           --             --              --        214,000
                                        -----------  -----------   ----------     ----------     -----------    -----------
Balance at January 31, 1997...........   12,430,230      404,000      931,000        (15,000)             --      1,320,000
  Comprehensive income (loss), net of
    tax:
    Net income........................           --           --       22,000             --              --         22,000
    Unrealized loss on marketable
      securities available for sale...           --           --           --        (18,000)             --        (18,000)
                                                                                                                -----------
  Comprehensive income................                                                                                4,000
  Issuance of common stock............      500,000      300,000           --             --              --        300,000
                                        -----------  -----------   ----------     ----------     -----------    -----------
Balance at January 31, 1998...........   12,930,230      704,000      953,000        (33,000)             --      1,624,000
  Comprehensive income, net of tax:
    Net income........................           --           --      316,000             --              --        316,000
    Foreign currency translation
      adjustment......................           --           --           --          1,000              --          1,000
    Unrealized gain on marketable
      securities available for sale...           --           --           --         79,000              --         79,000
                                                                                                                -----------
  Comprehensive income................                                                                              396,000
  Issuance of common stock:
    Acquisition of business...........      200,000      160,000           --             --              --        160,000
    Exercise of stock options and
      related
      tax benefit.....................      500,000      301,000           --             --              --        301,000
    Issuance to employee..............       10,000       15,000           --             --              --         15,000
  Purchase and retirement of common
    stock.............................   (1,721,590)    (147,000)  (2,374,000)            --              --     (2,521,000)
                                        -----------  -----------   ----------     ----------     -----------    -----------
Balance at January 31, 1999...........   11,918,640    1,033,000   (1,105,000)        47,000              --        (25,000)
  Comprehensive income (loss), net of
    tax:
    Net income........................           --           --    1,276,000             --              --      1,276,000
    Foreign currency translation
      adjustment......................           --           --           --          2,000              --          2,000
    Unrealized loss on marketable
      securities available for sale...           --           --           --        (20,000)             --        (20,000)
                                                                                                                -----------
  Comprehensive income................                                                                            1,258,000
  Compensation related to stock option
    grants............................           --      406,000           --             --        (351,000)        55,000
                                        -----------  -----------   ----------     ----------     -----------    -----------
Balance at October 31, 1999
  (unaudited).........................   11,918,640  $ 1,439,000   $  171,000     $   29,000     $  (351,000)   $ 1,288,000
                                        ===========  ===========   ==========     ==========     ===========    ===========

                            SEE ACCOMPANYING NOTES.

                              OPTIO SOFTWARE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                               NINE-MONTH PERIOD ENDED
                                                               YEAR ENDED JANUARY 31,                OCTOBER 31,
                                                        -------------------------------------  ------------------------
                                                           1997         1998         1999         1998         1999
                                                        -----------  -----------  -----------  -----------  -----------
                                                                                                     (UNAUDITED)
OPERATING ACTIVITIES
Net income............................................  $   419,000  $    22,000  $   316,000  $   575,000  $ 1,276,000
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation........................................      144,000      366,000      457,000      316,000      473,000
  Amortization of intangible assets...................           --      440,000      518,000      369,000      448,000
  Provision for doubtful accounts.....................       72,000      373,000      227,000      123,000      358,000
  Gain on sale of marketable securities...............           --           --      (55,000)          --           --
  Non-cash compensation and interest..................           --           --      888,000           --       55,000
  Deferred income taxes...............................        1,000     (225,000)    (199,000)    (143,000)    (191,000)
  Change in assets and liabilities:
    Accounts receivable...............................     (404,000)  (1,028,000)  (2,581,000)    (175,000)  (1,926,000)
    Prepaid expenses and other assets.................       (5,000)      67,000     (116,000)     (56,000)    (389,000)
    Accounts payable..................................      200,000      (36,000)    (156,000)    (529,000)     440,000
    Accrued expenses..................................     (554,000)     125,000      742,000       46,000     (148,000)
    Income taxes payable..............................      (89,000)     252,000     (115,000)     (14,000)     417,000
    Deferred revenue..................................      425,000      793,000    3,136,000    1,537,000      582,000
                                                        -----------  -----------  -----------  -----------  -----------
Net cash provided by operating activities.............      209,000    1,149,000    3,062,000    2,049,000    1,395,000

INVESTING ACTIVITIES
Purchase of marketable securities.....................      (79,000)     (27,000)    (302,000)    (215,000)    (147,000)
Proceeds from sale of marketable securities...........           --           --      166,000           --      169,000
Purchases of property and equipment...................     (340,000)    (544,000)    (571,000)    (382,000)    (520,000)
Advances to shareholders..............................           --       (7,000)       4,000        5,000       (3,000)
Advances to related party.............................           --           --     (525,000)    (300,000)     (75,000)
Acquisition of business, net of cash acquired.........           --           --     (223,000)    (237,000)          --
                                                        -----------  -----------  -----------  -----------  -----------
Net cash used in investing activities.................     (419,000)    (578,000)  (1,451,000)  (1,129,000)    (576,000)

FINANCING ACTIVITIES
Payments of notes payable to related parties, capital
  lease obligations, and note payable to bank.........     (109,000)    (710,000)  (2,028,000)    (188,000)    (700,000)
Proceeds from exercise of stock options...............           --           --        1,000           --           --
Issuance of common stock..............................      214,000           --           --           --           --
Other.................................................           --           --        5,000           --           --
                                                        -----------  -----------  -----------  -----------  -----------
Net cash provided by (used in) financing activities...      105,000     (710,000)  (2,022,000)    (188,000)    (700,000)
Impact of foreign currency rate fluctuations on cash..           --           --       33,000      (11,000)      38,000
Net increase (decrease) in cash and cash equivalents..     (105,000)    (139,000)    (378,000)     732,000      119,000
Cash and cash equivalents at beginning of year........    1,751,000    1,646,000    1,507,000    1,507,000    1,129,000
                                                        -----------  -----------  -----------  -----------  -----------
Cash and cash equivalents at end of year..............  $ 1,646,000  $ 1,507,000  $ 1,129,000  $ 2,228,000  $ 1,286,000
                                                        ===========  ===========  ===========  ===========  ===========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for interest..............................  $    30,000  $    48,000  $   221,000  $    44,000  $    97,000
                                                        ===========  ===========  ===========  ===========  ===========
  Cash paid for income taxes..........................  $   392,000  $   127,000  $   416,000  $   305,000  $   662,000
                                                        ===========  ===========  ===========  ===========  ===========


                            SEE ACCOMPANYING NOTES.

                              OPTIO SOFTWARE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               JANUARY 31, 1999 AND OCTOBER 31, 1999 (UNAUDITED)

1. DESCRIPTION OF BUSINESS

    Optio Software, Inc. (the "Company") is engaged primarily in the development, sale and support of document customization software to companies located principally in the United States and Europe. The industry in which the Company operates is subject to rapid change due to development of new technologies and products. Effective March 11, 1997 the Company changed its name from XPoint Corporation to Optio Software, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    The financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

FOREIGN CURRENCY TRANSLATION

    The financial statements of the Company's French subsidiary have been translated into United States dollars in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, FOREIGN CURRENCY TRANSLATION, which generally provides for the use of current exchange rates in translating financial statements. The foreign currency translation adjustment is included in shareholders' equity (deficit).

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION

    The Company typically recognizes software license fee revenue from sales to end users as well as from sales to resellers and distributors upon delivery when there is persuasive evidence of an arrangement, the fee is fixed and determinable and collection of the license fee is probable. For sales to resellers and distributors, products are delivered either directly to the end user or to the reseller when the reseller has an identified end user. No customers have the right to return products purchased. When contracts requiring significant production, modification or customization are entered into, contract revenue is recognized on a percentage of completion basis using actual costs incurred as a percentage of expected total costs. Revenue from maintenance contracts is recognized on a pro-rata basis over the term of each contract, and revenue from other services, principally training, is recognized as the services are performed. Deferred revenue represents payments received in advance of recognizing the related revenue.

    Prior to February 1, 1998, the Company recognized revenue in accordance with the American Institute of Certified Public Accountants ("AICPA") Statement of Position 91-1, SOFTWARE REVENUE RECOGNITION ("SOP 91-1"). In October 1997 the AICPA issued Statement of Position 97-2, SOFTWARE REVENUE RECOGNITION ("SOP 97-2"), which superseded SOP 91-1, to clarify guidance on applying generally accepted accounting principles to software transactions and to provide guidance on when revenue should be recognized and in what amounts for licensing, selling, leasing, or otherwise marketing computer software. Effective February 1, 1998, the Company adopted SOP 97-2, as amended by Statement of Position 98-4, "Deferral of the Effective Date of Certain Provisions of SOP 97-2." Such adoption did not have a material effect on the Company's methods of recognizing revenue.

                              OPTIO SOFTWARE, INC.

               JANUARY 31, 1999 AND OCTOBER 31, 1999 (UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
ADVERTISING COSTS

    Advertising costs are expensed in the period incurred. Total advertising expense amounted to approximately $447,000, $887,000, and $1,147,000 during the years ended January 31, 1997, 1998 and 1999, and $948,000 (unaudited) and $1,092,000 (unaudited), for the nine-month periods ended October 31, 1998 and 1999, respectively.

CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

MARKETABLE SECURITIES

    The Company's investments in marketable securities are classified as available-for-sale and are carried at fair value. Unrealized holding gains and losses on these investments are reported as a separate component of accumulated other comprehensive income, which is included in shareholders' equity (deficit), and are not reported in earnings until realized or until a decline in fair value below cost is deemed to be other than temporary. The aggregate costs of marketable securities held as of January 31, 1998 and 1999 and October 31, 1999 are $107,000, $297,000, and $277,000 (unaudited), respectively.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Depreciation expense is calculated over the estimated useful lives of the related assets (generally three to five years) using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Amortization of assets recorded under capital leases is included with depreciation expense.


INTANGIBLE ASSETS



    Intangible assets represent the excess of cost over the fair value of net tangible assets acquired and include goodwill and other intangible assets, principally the value of an existing customer base acquired. Intangible assets are being amortized using the straight-line method over periods of three years for goodwill and the other intangible assets.


INCOME TAXES

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Such amounts are measured using enacted tax rates and laws that are expected to be in effect when the differences reverse.

EMPLOYEE STOCK OPTIONS

    The Company accounts for stock based awards using the intrinsic value method under Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES ("APB 25") and related interpretations. The pro forma effect on the accompanying statements of income of applying the fair value method under SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, is presented in Note 8.

                              OPTIO SOFTWARE, INC.

               JANUARY 31, 1999 AND OCTOBER 31, 1999 (UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
COMPREHENSIVE INCOME

    As of February 1, 1998, the Company adopted SFAS No. 130, REPORTING COMPREHENSIVE INCOME ("SFAS 130"). SFAS 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this statement had no impact on the Company's net income or shareholders' equity (deficit). SFAS 130 requires unrealized gains or losses on the Company's available-for-sale securities and the foreign currency translation adjustments, which prior to adoption were reported separately in shareholders' equity (deficit), to be included in other comprehensive income. The consolidated financial statements for the years ended January 31, 1997 and 1998 have been reclassified to conform to the requirements of SFAS 130. Unrealized gains on marketable securities as of January 31, 1999 and October 31, 1999 are net of income taxes of $28,000 and $14,000 (unaudited), respectively.

NEW ACCOUNTING PRONOUNCEMENTS

    In March 1998, the AICPA issued Statement of Position 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition," which delayed for one year the effective date of the provisions within SOP 97-2 that set forth the definition of "vendor-specific objective evidence" of fair value. In December 1998, the AICPA issued Statement of Position 98-9 ("SOP 98-9"), "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions." SOP 98-9 extended the effective date to apply the definition of "vendor-specific objective evidence" of fair value under SOP 97-2 through fiscal years beginning on or before March 15, 1999 and introduced the requirement to recognize revenue using the "residual method" to value delivered elements of multiple-element contracts under certain circumstances. The provisions of SOP 98-9 will be adopted by the Company effective February 1, 2000. The Company is currently evaluating the impact of adopting SOP 98-9 but does not expect the adoption of this standard to have a material effect on the Company's methods of recognizing revenue.

    In 1997, the Financial Accounting Standards Board issued SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION
("SFAS 131"). The Company adopted SFAS 131 effective February 1, 1998. The Company has made the financial statement disclosures necessary to conform to SFAS 131, which has had no impact on the Company's financial position or results of operations.

    In 1998, the AICPA issued Statement of Position 98-1, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPMENT OR OBTAINED FOR INTERNAL USE ("SOP 98-1"). The Company adopted SOP 98-1 effective February 1, 1999. The adoption of this standard did not have a material effect on the Company's financial position or results of operations.

    In 1998, the Financial Accounting Standards Board issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES ("SFAS 133"), which established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure these instruments at fair value. SFAS 133 is expected to be effective for the Company's fiscal year beginning February 1, 2001. The Company is currently evaluating what impact, if any, SFAS 133 may have on its consolidated financial statements.

UNAUDITED FINANCIAL STATEMENTS

    The accompanying unaudited financial statements for the nine-month periods ended October 31, 1998 and 1999 have been prepared on substantially the same basis as the audited financial statements and

                              OPTIO SOFTWARE, INC.

               JANUARY 31, 1999 AND OCTOBER 31, 1999 (UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) include all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the financial information set forth therein.

3. FINANCIAL INSTRUMENTS

CONCENTRATION OF CREDIT RISK

    Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, trade accounts receivable, and receivables from related parties.

    The Company maintains cash and cash equivalents at various financial institutions. Company policy is designed to limit exposure at any one institution. The Company performs periodic evaluations of the relative credit standing of those financial institutions which are considered in the Company's investment strategy.

    Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company's customer base. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Receivables generally are due within 30 days, and management records estimates of expected credit losses and returns of products sold. Bad debt expense for the years ended January 31, 1997, 1998 and 1999 and for the nine-month periods ended
October 31, 1998 and 1999 amounted to $72,000, $373,000, $227,000, $123,000, and
$358,000, respectively. Credit risk with respect to the note receivable from related party is limited as the note is secured by options to purchase 500,000 shares of the Company's common stock.

    The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, receivables from related parties, accounts payable and long-term debt approximate their fair value. The fair values of marketable equity securities are based on quoted market prices.

                              OPTIO SOFTWARE, INC.

               JANUARY 31, 1999 AND OCTOBER 31, 1999 (UNAUDITED)

4. NOTES PAYABLE TO RELATED PARTIES

    Notes payable to related parties consisted of the following:

                                                                                 JANUARY 31,         OCTOBER 31,
                                                                           ------------------------  ------------
                                                                              1998         1999          1999
                                                                           ----------  ------------  ------------
                                                                                                     (UNAUDITED)
Note payable to a shareholder resulting from the purchase of Devcom
  Mid-America, Inc. (see Note 10), in the original amount of $379,000 due in monthly installments of $11,000 including interest at 10%, through
  February 2000..........................................................  $  257,000  $    141,000   $   45,000
Notes payable to a shareholder and employee for the purchase of
  Competence Software Europe, S.A. (See Note 10) in the original amount of $150,000 due in two annual payments of $75,000 and accruing interest
  at 5%..................................................................          --       150,000       75,000
Notes payable to three former shareholders and employees for the purchase of common stock and options to purchase common stock (see Note 9), in the original amount of $3,283,000, of which $1,612,000 was paid in
  January 1999, with the remaining balance due in quarterly installments
  of $183,000 including interest at 7%, through July 2001................          --     1,671,000    1,199,000
Other notes payable to related parties...................................      53,000        75,000       53,000
                                                                           ----------  ------------   ----------
                                                                              310,000     2,037,000    1,372,000
Less current portion.....................................................     170,000       913,000      840,000
                                                                           ----------  ------------   ----------
                                                                           $  140,000  $  1,124,000   $  532,000
                                                                           ==========  ============   ==========

    Aggregate future maturities of notes payable to related parties at January 31, 1999 are as follows:

2000............................................................  $ 913,000
2001............................................................    767,000
2001............................................................    357,000
                                                                  ---------
                                                                  $2,037,000
                                                                  =========

                              OPTIO SOFTWARE, INC.

               JANUARY 31, 1999 AND OCTOBER 31, 1999 (UNAUDITED)

5. NOTE PAYABLE TO BANK, CAPITAL LEASES, AND LINES OF CREDIT

    The Company had a note payable to a bank in the original amount of $550,000 due in monthly installments of $11,000 including interest at prime plus .75% (9.0% at January 31, 1998), which became fully paid in November 1998. The note was secured by substantially all assets, and personally guaranteed by the majority shareholder. The outstanding balance of this note was $144,000 as of January 31, 1998.

    The Company also leases telecommunications and computer equipment under capital leases. Assets under capital leases included in property and equipment are as follows:

                                                              JANUARY 31,        OCTOBER 31,
                                                         ----------------------  ------------
                                                            1998        1999         1999
                                                         ----------  ----------  ------------
                                                                                 (UNAUDITED)
Equipment..............................................  $  178,000  $  215,000   $  212,000
Less accumulated amortization..........................      39,000      85,000      123,000
                                                         ----------  ----------   ----------
                                                         $  139,000  $  130,000   $   89,000
                                                         ==========  ==========   ==========

    Future minimum lease payments under capital leases consist of the following at January 31, 1999:

2000...............................................................  $  63,000
2001...............................................................     53,000
2002...............................................................     38,000
                                                                     ---------
Total minimum lease payments.......................................    154,000
Less amounts representing interest.................................    (25,000)
                                                                     ---------
Present value of net minimum lease payments........................    129,000
Less current portion...............................................    (45,000)
                                                                     ---------
                                                                     $  84,000
                                                                     =========

    On May 9, 1997, the Company entered into a line of credit with a bank under which it could borrow up to $1,500,000 subject to certain limitations, through May 11, 1998. The line bore interest at the prime rate (8.25% at January 31, 1998). As of January 31, 1998, there were no borrowings outstanding under the line.

    On January 31, 1999, the Company entered into a line of credit with a bank under which it may borrow up to $2,000,000 subject to certain limitations, through January 31, 2001. The line bears interest at the prime rate plus one to two percent based on the balance outstanding under the line of credit (8.75% to 9.75% at January 31, 1999). Virtually all assets have been pledged as collateral under the line of credit. As of January 31, 1999 and October 31, 1999, there were no borrowings outstanding under the line.

6. OPERATING LEASES

    The Company leases office and warehouse space under operating leases. Rent expense under the Company's operating leases was approximately $168,000, $253,000, and $314,000 during the years ended January 31, 1997, 1998, and 1999.

                              OPTIO SOFTWARE, INC.

               JANUARY 31, 1999 AND OCTOBER 31, 1999 (UNAUDITED)

6. OPERATING LEASES (CONTINUED)
    Future minimum lease payments under noncancellable operating leases, with initial terms of at least one year at the time of inception, are as follows at January 31, 1999:

2000..............................................................  $ 504,000
2001..............................................................    284,000
2002..............................................................    176,000
2003..............................................................      3,000
2004..............................................................      1,000
                                                                    ---------
                                                                    $ 968,000
                                                                    =========

    In March 1999, the Company entered into a new lease agreement which provides office space for the Company over a 86 month period beginning November 1, 1999 in exchange for annual lease payments ranging from $1,115,000 to $1,230,000.

7. INCOME TAXES

    The provisions for income taxes are summarized below:

                                                                                     YEAR ENDED JANUARY 31,
                                                                               ----------------------------------
                                                                                  1997        1998        1999
                                                                               ----------  ----------  ----------
Current:
  Federal....................................................................  $  210,000  $  222,000  $  120,000
  State......................................................................      28,000      39,000      44,000
  Foreign....................................................................      65,000      28,000     134,000
                                                                               ----------  ----------  ----------
                                                                                  303,000     289,000     298,000
Deferred:
  Federal....................................................................       1,000    (202,000)   (178,000)
  State......................................................................          --     (23,000)    (21,000)
                                                                               ----------  ----------  ----------
                                                                                    1,000    (225,000)   (199,000)
                                                                               ----------  ----------  ----------
Total........................................................................  $  304,000  $   64,000  $   99,000
                                                                               ==========  ==========  ==========

    Pre-tax income attributable to foreign and domestic operations is summarized below:

                                                                 YEAR ENDED JANUARY 31,
                                                           ----------------------------------
                                                              1997        1998        1999
                                                           ----------  ----------  ----------
Canadian operations......................................  $  131,000  $       --  $       --
French operations........................................          --          --     337,000
U.S. operations..........................................     592,000      86,000      78,000
                                                           ----------  ----------  ----------
                                                           $  723,000  $   86,000  $  415,000
                                                           ==========  ==========  ==========

                              OPTIO SOFTWARE, INC.

               JANUARY 31, 1999 AND OCTOBER 31, 1999 (UNAUDITED)

7. INCOME TAXES (CONTINUED)
    A reconciliation of the provision for income taxes to the statutory federal income tax rate is as follows:

                                                                                     YEAR ENDED JANUARY 31,
                                                                               -----------------------------------
                                                                                  1997        1998        1999
                                                                               ----------  ----------  -----------
Statutory rate of 34% applied to pre-tax income..............................  $  246,000  $   29,000  $   141,000
State income taxes, net of Federal tax benefit...............................      25,000       7,000        8,000
Foreign taxes................................................................      19,000      28,000       20,000
Research and development tax credits.........................................     (21,000)    (56,000)    (116,000)
Other, net...................................................................      35,000      56,000       46,000
                                                                               ----------  ----------  -----------
                                                                               $  304,000  $   64,000  $    99,000
                                                                               ==========  ==========  ===========

    Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                                                  JANUARY 31
                                                                                            ----------------------
                                                                                               1998        1999
                                                                                            ----------  ----------
Deferred income tax assets:
  Goodwill amortization...................................................................  $  135,000  $  289,000
  Payroll related accruals................................................................      89,000     104,000
  Allowance for doubtful accounts.........................................................      33,000      43,000
  Deferred revenue........................................................................      14,000      36,000
  Other, net..............................................................................      39,000      28,000
                                                                                            ----------  ----------
Total deferred income tax assets..........................................................     310,000     500,000
Deferred income tax liabilities:
  Tax over book depreciation..............................................................       9,000          --
  Unrealized changes in marketable securities.............................................          --      28,000
                                                                                            ----------  ----------
Total deferred income tax liabilities.....................................................       9,000      28,000
                                                                                            ----------  ----------
Net deferred tax asset....................................................................  $  301,000  $  472,000
                                                                                            ==========  ==========

                              OPTIO SOFTWARE, INC.

               JANUARY 31, 1999 AND OCTOBER 31, 1999 (UNAUDITED)

8. STOCK OPTIONS

    Effective January 1, 1997, the Company adopted a stock incentive plan (the "Plan") for employees and key persons which provides for the issuance of stock incentives covering up to 12,500,000 shares of common stock. The Plan provides for the grant of incentive stock options, non-qualified stock options, restricted stock awards and stock appreciation rights. The terms and conditions of stock incentives granted under the Plan, including the number of shares, the exercise price and the time at which such options become exercisable are determined by the Board of Directors. The term of options granted under the Plan may not exceed 10 years and generally vest over periods ranging from three to five years. A summary of stock option activity is as follows:


                                                                                          EXERCISE       WEIGHTED
                                                                             NUMBER         PRICE         AVERAGE
                                                                               OF            PER         EXERCISE
                                                                             SHARES        OPTION          PRICE
                                                                           ----------  ---------------  -----------
Outstanding options at February 1, 1996..................................   3,500,000   $0.002-$0.20     $    0.07
  Options granted........................................................   2,192,500    $0.60-$0.64     $    0.60
                                                                           ----------
Outstanding options at January 31, 1997..................................   5,692,500    $0.002-0.64     $    0.27
  Options granted........................................................     975,000    $0.60-$0.80     $    0.65
  Options canceled.......................................................    (375,000)   $0.03-$0.60     $    0.27
                                                                           ----------
Outstanding options at January 31, 1998..................................   6,292,500   $0.002-$0.80     $    0.34
  Options granted........................................................   4,099,940    $0.80-$1.50     $    0.80
  Options exercised......................................................    (500,000)     $0.002        $   0.002
  Options canceled.......................................................    (790,040)   $0.10-$0.80     $    0.22
                                                                           ----------
Outstanding options at January 31, 1999..................................   9,102,400   $0.002-$1.50     $    0.56
  Options granted (unaudited)............................................   1,362,595    $1.00-$9.00     $    1.66
  Options canceled (unaudited)...........................................    (865,210)   $0.60-$1.50     $    0.75
                                                                           ----------
Outstanding options at October 31, 1999 (unaudited)......................   9,599,785   $0.002-$9.00     $    0.70
                                                                           ==========
Exercisable options at January 31, 1998..................................   3,840,000   $0.002-$0.80     $    0.22
                                                                           ==========
Exercisable options at January 31, 1999..................................   4,625,000   $0.002-$0.80     $    0.39
                                                                           ==========


    The following table summarizes information concerning options outstanding and exercisable as of January 31, 1999:

                 OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
------------------------------------------------------  ---------------------------
                              WEIGHTED
                               AVERAGE      WEIGHTED
                              REMAINING      AVERAGE                   WEIGHTED
  EXERCISE       NUMBER      CONTRACTUAL    EXERCISE      NUMBER        AVERAGE
   PRICES      OUTSTANDING      LIFE          PRICE     EXERCISABLE EXERCISE PRICE
-------------   ---------     ---------     ---------   ----------     ---------
  $0.002-0.20   2,350,000           .77     $    0.07    2,250,000     $    0.07
   $0.60-0.80   6,727,400          6.32     $    0.73    2,375,000     $    0.69
   $0.80-1.50      25,000           .03     $    1.50           --            --
                ---------                               ----------
                9,102,400          7.05     $    0.56    4,625,000     $    0.39
                =========                               ==========

    The Company has reserved 12,500,000 shares of common stock for issuance upon exercise of stock options.

                              OPTIO SOFTWARE, INC.

               JANUARY 31, 1999 AND OCTOBER 31, 1999 (UNAUDITED)

8. STOCK OPTIONS (CONTINUED)
    The Company has elected to follow APB 25 in accounting for its stock options because, as discussed below, the alternative fair value accounting provided for under Statement 123 requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of the Company's stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recorded.

    Pro forma information regarding net income is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method. The fair value for these options was estimated at the date of grant using the minimum value method with the following weighted-average assumptions for the years ended January 31, 1997, 1998 and 1999: risk-free interest rates of 6.71%, 6.28%, and 5.61%, respectively; no dividend yield; volatility of .01; and an expected life of the options of 6 years.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The weighted-average fair value of options granted during the year ended
January 31, 1997 equaled $0.29 per share. The weighted-average fair value of options granted during the year ended January 31, 1998 equaled $0.20 for options whose exercise price equaled the estimated stock value on the grant date and $0.15 for options whose exercise price exceeded the estimated stock value on the grant date. The weighted average fair value of options granted during the year ended January 31, 1999 equaled $0.23 per share. The Company's pro forma information as determined using the fair value method of accounting of Statement 123, was as follows:

                                                                   YEAR ENDED JANUARY 31
                                                             ---------------------------------
                                                                1997        1998       1999
                                                             ----------  ----------  ---------
Pro forma net income (loss)................................  $  314,000  ($  31,000) $  89,000
Pro forma net income (loss) per share--basic...............        0.03        0.00       0.01
Pro forma net income (loss) per share--diluted.............        0.02        0.00       0.01

    Since Statement 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 2000.

    The Company recorded deferred compensation of $406,000 during the nine-month period ended October 31, 1999 in connection with grants of employee share purchase options with exercise prices lower than the deemed fair market value per share of the Company's common stock on the date of grant. Such amounts are being amortized over the period in which the options vest, generally three to four years, and accordingly, $55,000 in compensation expense was recognized in the nine-month period ended October 31, 1999.

9. SHAREHOLDERS' EQUITY (DEFICIT)

    On May 1, 1998, the Company issued a note payable for $50,000 to an employee in exchange for 75,000 shares of the Company's common stock. Shareholders' equity (deficit) was reduced by the $50,000 repurchase price.

    In December 1998, the Company entered into an agreement (the "Agreement") with two of its former key employees and a former advisor (the "Former Shareholders"), whereby the Company paid cash of $60,000 and issued notes payable totaling $3,283,000 in exchange for 1,646,590 shares of the Company's common stock, forfeiture of options to purchase 500,000 shares of the Company's common stock, and

                              OPTIO SOFTWARE, INC.

               JANUARY 31, 1999 AND OCTOBER 31, 1999 (UNAUDITED)

9. SHAREHOLDERS' EQUITY (DEFICIT) (CONTINUED) accrued interest of $173,000. Shareholders' equity (deficit) was reduced by the $7.50 per share purchase price for the 1,646,590 repurchased shares.

    The Company recorded compensation expense of $700,000, which is included in general and administrative expenses for the year ended January 31, 1999, as a result of the $1.40 per share price paid to the Former Employees for the options to purchase 500,000 shares of the Company's common stock. The $1.40 price paid represents the estimated fair value of a share of the Company's common stock of $1.50 less the $0.10 per share exercise price of these options.

    During the year ended January 31, 1999, the holder of certain non-qualified options covering 500,000 shares of the Company's common stock exercised such options in exchange for the exercise price of $0.002 per share. As a result the Company recorded a tax benefit of $300,000 in common stock relative to the difference between the estimated fair value of the Company's common stock on the exercise date of $1.50 per share and the exercise price paid of $0.002 per share.

    In connection with the Agreement, the Company executed an escrow agreement between the Former Employees and a bank whereby the shares of common stock purchased by the Company shall be held in escrow as security for the repayment of the issued promissory notes. The escrowed shares shall be released from escrow as payments are made on the notes. Such escrowed shares remaining in escrow at January 31, 1999 are not included as outstanding shares of common stock.

10. ACQUISITIONS


    On February 28, 1997 the Company acquired all the assets and assumed all the liabilities of Devcom Mid-America, Inc. ("Devcom"). The purchase price amounted to $1,671,000 consisting of 500,000 shares of the Company's common stock valued at $300,000 and assumed liabilities (including notes payable) of $1,371,000. The transaction was accounted for using the purchase method of accounting and all assets and liabilities were recorded at fair value. The excess of purchase price over the assets acquired is recorded as goodwill of approximately $1,285,000 which is being amortized over a three-year period. The results of operations of Devcom have been included in the Company's income statement since the effective date of the transaction.


    The following represents the unaudited pro forma consolidated results of operations for the year ended January 31, 1997, assuming the above acquisition of Devcom had occurred at the beginning of the year immediately preceding the year of acquisition:

                                                                                  YEAR-ENDED
                                                                                  JANUARY 31
                                                                                     1997
                                                                                 -------------
Net revenue....................................................................  $  10,624,000
Net loss.......................................................................       (137,000)
Pro forma net loss per share--basic and diluted................................          (0.01)

    The pro forma consolidated results of operations for the year ended January 31, 1998 was not materially different from the Company's consolidated results of operations for the year ended January 31, 1998.

    These unaudited pro forma consolidated results do not purport to be indicative of the results or trends that actually would have been obtained if the operations were combined during the period presented, and is not intended to be a projection of future results or trends.

                              OPTIO SOFTWARE, INC.

               JANUARY 31, 1999 AND OCTOBER 31, 1999 (UNAUDITED)

10. ACQUISITIONS (CONTINUED)
    On August 26, 1998, the Company acquired all the outstanding shares of Competence Software Europe, S.A ("Competence"), a software product distributor in Europe for consideration valued at approximately $730,000 consisting of notes payable of $150,000, 200,000 shares of the Company's common stock valued at $160,000 and cash and related acquisition costs of approximately $351,000 and $69,000 respectively. In accordance with the purchase agreement, the Company may have to pay additional amounts of up to $100,000 as part of the purchase price, if certain aggregate gross revenue thresholds are achieved during the twenty-two month period ending January 31, 2000. If the revenue thresholds are met, payment will be due in February 2000. In connection with the transaction, the Company and the seller (the "Seller") entered into a shareholder agreement whereby the Seller, who received 200,000 shares of the Company's common stock as part of the purchase price, is subject to certain restrictions on the transfer or sale of shares, including the Company's right of first refusal to purchase shares to be sold.


    The transaction was accounted for using the purchase method of accounting and its results have been included in the Company's income statement since the effective date of the acquisition. The Company recorded intangible assets of approximately $487,000 which represents the excess of the purchase price over the fair value of assets acquired. The intangible assets were further allocated $150,000 to the existing customer base, which is being amortized over three years, and $337,000 to goodwill, which is being amortized over three years.


    The following represents the unaudited pro forma consolidated results of operations for the years ended January 31, 1998 and 1999, assuming the above acquisition of Competence had occurred at the beginning of the year of acquisition and the beginning of the year for the immediately preceding period:

                                                                                        YEAR ENDED JANUARY 31
                                                                                     ----------------------------
                                                                                         1998           1999
                                                                                     -------------  -------------
Net revenue........................................................................  $  14,167,000  $  19,899,000
Net income.........................................................................       (115,000)       262,000
Pro forma net (loss) income per share--basic and diluted...........................          (0.01)          0.02

    These unaudited pro forma consolidated results do not purport to be indicative of the results or trends that actually would have been obtained if the operations were combined during the periods presented, and is not intended to be a projection of future results or trends.

11. EMPLOYEE BENEFIT PLAN

    The Company has a combined profit sharing and 401(k) plan (the "Plan") which covers substantially all employees meeting specified age and length-of-service requirements. The Company may make a discretionary matching contribution each year. The Company recognized expense related to the Plan of approximately $82,000, $136,000 and $127,000 during the years ended January 31, 1997, 1998 and
1999 respectively.

12. RELATED PARTY TRANSACTIONS

    The Company has notes receivable and advances to shareholders for general personal purposes of $120,000, $116,000, and $119,000 (unaudited) at January 31, 1998 and 1999 and October 31, 1999, respectively. Included in these amounts are notes amounting to $40,000, $35,000, and $35,000 as of January 31, 1998 and 1999 and October 31, 1999, respectively, which bear interest between 9.5% and 10% with the principal and interest thereon due upon demand. The remaining advances do not accrue interest

                              OPTIO SOFTWARE, INC.

               JANUARY 31, 1999 AND OCTOBER 31, 1999 (UNAUDITED)

12. RELATED PARTY TRANSACTIONS (CONTINUED) and are due upon demand. The advances and note receivable are classified as long-term as the shareholders do not intend to repay the balances within the next fiscal year.

    During the year ended January 31, 1999, the Company advanced $525,000 for general personal purposes to an individual who is a director of the Company and who holds options to purchase 100,000 shares of the Company's common stock. At January 31, 1999 and October 31, 1999, $525,000 and $600,000 (unaudited), respectively, was owed to the Company from this individual as a result of these advances. Such advances are secured by the options held by the individual.

13. NET INCOME PER SHARE

    Net income per share has been computed in accordance with SFAS 128 which requires disclosure of basic and diluted earnings per share. Basic earnings per share excludes any dilutive effects of stock options. Diluted earnings per share includes the impact of potentially dilutive securities.

    The following table sets forth the computation of basic and diluted net income per share:

                                                                                          NINE-MONTH PERIOD
                                                   YEAR ENDED JANUARY 31                  ENDED OCTOBER 31
                                        -------------------------------------------  ----------------------------
                                            1997           1998           1999           1998           1999
                                        -------------  -------------  -------------  -------------  -------------
                                                                                             (UNAUDITED)
Net income............................  $     419,000  $      22,000  $     316,000  $     575,000  $   1,276,000
                                        =============  =============  =============  =============  =============
Weighted average shares
  outstanding--basic..................     12,380,356     12,890,904     12,824,532     12,928,056     11,918,640
Effect of dilutive stock options......      3,097,200      3,533,048      4,480,297      3,825,150      7,428,716
                                        -------------  -------------  -------------  -------------  -------------
Weighted average shares
  outstanding--diluted................     15,477,556     16,423,952     17,304,829     16,753,206     19,347,356
                                        =============  =============  =============  =============  =============
Net income per share--basic...........  $        0.03  $        0.00  $        0.03  $        0.04  $        0.11
                                        =============  =============  =============  =============  =============
Net income per share--diluted.........  $        0.03  $        0.00  $        0.02  $        0.03  $        0.07
                                        =============  =============  =============  =============  =============


14. SEGMENT AND GEOGRAPHIC INFORMATION



    The Company operates in four geographic areas: the United States, France, the United Kingdom, and Australia. Each of these geographic areas are similar in regard to the nature of the products and services provided, the nature of production processes used, the type of customer served, the method of product and service delivery used, and the nature of the regulatory environment; therefore, the Company has aggregated these geographic areas for financial reporting purposes.

                              OPTIO SOFTWARE, INC.

               JANUARY 31, 1999 AND OCTOBER 31, 1999 (UNAUDITED)


14. SEGMENT AND GEOGRAPHIC INFORMATION (CONTINUED)

    Revenues and long-lived assets by geographic areas are as follows:


                                                                                         NINE-MONTH PERIOD
                                                  YEAR ENDED JANUARY 31                  ENDED OCTOBER 31
                                        ------------------------------------------  ----------------------------
                                            1997          1998           1999           1998           1999
                                        ------------  -------------  -------------  -------------  -------------
                                                                                            (UNAUDITED)
REVENUES
United States.........................  $  9,002,000  $  13,569,000  $  18,553,000  $  12,669,000  $  20,144,000
France................................            --             --        986,000        411,000      2,181,000
United Kingdom and Australia..........            --             --             --             --        877,000
                                        ------------  -------------  -------------  -------------  -------------
Total.................................  $  9,002,000  $  13,569,000  $  19,539,000  $  13,080,000  $  23,202,000
                                        ============  =============  =============  =============  =============

LONG-LIVED ASSETS, AT PERIOD END
United States.........................                $   1,757,000  $   1,784,000                 $   1,406,000
France................................                           --        107,000                        76,000
United Kingdom and Australia..........                           --             --                         2,000
                                                      -------------  -------------                 -------------
Total.................................                $   1,757,000  $   1,891,000                 $   1,484,000
                                                      =============  =============                 =============


    Revenues are attributed to countries based on the location of the sales office.

15. SUBSEQUENT EVENTS

    On August 2, 1999, the Company granted options to purchase 12,500 shares of common stock at an exercise price of $1.70 per share. The Company will record deferred compensation of $129,000 during August 1999 in connection with such grant as such options were granted at exercise prices lower than the deemed fair market value per share of the Company's common stock on the date of grant. Such amount will be amortized over the period in which the options vest.

    On October 8, 1999, the Company amended its articles of incorporation, increasing the number of authorized shares of common stock from 10,000,000 to 100,000,000 shares and authorizing 20,000,000 shares of no par value preferred stock, the terms and preferences of which may be designated without further shareholder approval upon future issuance. These changes have been reflected in these financial statements.

    On October 15, 1999, the Company's Board of Directors declared a 5-for-1 common stock split. All common stock and option information, weighted average shares and net income per share information has been retroactively restated to reflect the stock split.

    On October 15, 1999, the Company adopted a Directors' Stock Option Plan for directors of the Company who are not officers or employees of the Company. The Plan provides for issuance of options to purchase the Company's common stock at an exercise price equal to the fair market value on the date of grant and expiring 10 years after issuance. The options will become fully vested as of the date of issuance. The Company has reserved 300,000 shares of the Company's common stock for issuance under the plan. Also on October 15, 1999, the Company granted options to purchase 20,000 shares of common stock at an exercise price of $12.00 per share to directors under the Plan.

                            DESCRIPTION OF GRAPHICS
                              OPTIO SOFTWARE, INC.

    The Information Value Chain

    At the bottom of the graphic are three nested rectangles. The outermost rectangle is labeled "E-Business", the middle rectangle is labeled "Industry-Specific Applications" and the innermost rectangle is labeled "Company-Wide Applications."

    Within the innermost rectangle is an aligned group of five arrow-shaped polygons oriented to point from left to right and labeled "Front Office, Sales, Manufacturing, Supply Chain, Back Office."

    Extending upward from the outermost rectangle are three arrows oriented lower-left to upper right at an approximate 45 degree angle. They point to an image superimposed on an ellipse that depicts a grouping of various different documents which is labeled "Customized Business to Business Information."

    Extending upward from the image of the documents are three arrows oriented lower-left to upper right at an approximate 45 degree angle. Above the arrows is a group of six aligned, labeled images that, from left to right, depict the following;

    - A graphic of a printer that is labeled "Printers"

    - A graphic of a fax machine that is labeled 'Fax"

    - A graphic of the reverse side of an envelope with a lower-case sans serif letter "e" superimposed on it that is labeled "E-Mail"

    - A graphic of a stylized sphere (or globe) with a horizontal ring around its circumference at the midline. The globe is labeled with the letters "WWW" and the entire graphic is labeled "Browsers"

    - A graphic of a computer workstation with a monitor. On the screen of the monitor is a lower case sans serif letter "e" that is labeled "External Systems"

    - A graphic of a stylized alphanumeric pager that is labeled "Wireless Devices."

    Extending upward from the image of the documents are three arrows oriented lower-left to upper right at an approximate 45 degree angle. Above the arrows is a group of five aligned, circular images that depict different persons performing business related task that are labeled "Staff, Customer, Supplier, Partner, Investor."

    Above the five images in red, sans serif type are the words, "The Information Value Chain."

    The caption at the bottom of the page states the following:

    "The quality of a company's relationships with customers, suppliers and partners is directly dependent upon the quality of the information it uses to communicate.

    Up until the early 1990's, information was processed by separate systems dedicated to functions such as sales, manufacturing and the back office. Company-wide applications helped integate all of these separate systems and industry-specific applications helped tailor them for industries like healthcare, automotive and electronics. E-business requires that all of these applications leverage the Internet to conduct business.

    The real-time nature of e-business requires that highly customized information, tailored to the needs of customers, suppliers and partners, be delivered seamlessly to one or more digital destinations. Optio's Enterprise and Healthcare Suites provide a solution that fulfills this requirement."

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    Through and including             (the 25(th) day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                5,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                 -------------

                              P R O S P E C T U S
                               ------------------

                              MERRILL LYNCH & CO.

                            BEAR, STEARNS & CO. INC.

                         THE ROBINSON-HUMPHREY COMPANY

                               DECEMBER   , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

    ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Securities and Exchange Commission registration fee.............  $  15,346
National Association of Securities Dealers, Inc. fee............  $   6,020
Nasdaq Stock Market listing fee.................................  $   5,000
Accountants' fees and expenses..................................  $ 300,000
Legal fees and expenses.........................................  $ 300,000
Blue Sky fees and expenses......................................  $   5,000
Transfer Agent's fees and expenses..............................  $   5,250
Printing and engraving expenses.................................  $ 178,000
Miscellaneous...................................................  $ 185,384
                                                                  ---------
      Total Expenses............................................  $1,000,000
                                                                  =========

------------------------


    ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS


    Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws limit personal liability for breach of the fiduciary duty of our directors to the fullest extent provided by the General Corporation Law of the State of Georgia. Such provisions provide that no director of Optio
Software, Inc. shall have personal liability to us or to our shareholders for monetary damages for breach of fiduciary duty of care or other duty as a director. However, such provisions shall not eliminate or limit the liability of a director

    - for any breach of the director's duty of loyalty to us or our shareholders;

    - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation or law;

    - for voting or assenting to unlawful distributions; or

    - for any transaction for which the director derived an improper personal benefit.

    Any amendment, modification or repeal of such provisions will not eliminate or reduce the effect of such provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment, repeal or adoption of such an inconsistent provision. If the General corporation Law of the State of Georgia is subsequently amended to provide for further limitations on the personal liability of directors of corporations for breach of duty of care or other duty as a director, then the personal liability of the directors of Optio Software, Inc. will be so further limited to the greatest extent permitted by the General corporation law of the State of Georgia.


    Section 6 of the Underwriting Agreement filed as Exhibit 1.1 hereto also contains certain provisions pursuant to which certain officers, directors and controlling persons of the Company may be entitled to be indemnified by the underwriters named therein.


    ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES


    On February 28, 1997, we issued 500,000 shares of our common stock to Devcom Mid-America, Inc. in connection with the acquisition of all of its assets in a transaction exempt from registration under Section 4(2) of the Securities Act. On August 26, 1998, we issued 200,000 shares of our common stock to the sole shareholder of Competence Software Europe, S.A. in connection with the acquisition of all of the outstanding shares of Competence Software
Europe, S.A. in a transaction exempt from registration under Section 4(2) of the Securities Act.

    On November 1, 1998, we issued 10,000 shares of our common stock to an employee in a transaction exempt from registration under Section 4(2) of the Securities Act and Rule 701 under the Securities Act.

    In January, 1999, we issued 500,000 shares of our common stock to a former employee pursuant to the exercise of an option in a transaction exempt from registration under Section 4(2) of the Securities Act and Rule 701 under the Securities Act.


    ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE



    (a) Exhibits



  EXHIBIT
  NUMBER                                                   DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------

       1.1** Form of Underwriting Agreement.
       3.1** Amended and Restated Articles of Incorporation of the Registrant.
       3.2** Amended and Restated Bylaws of the Registrant.
       4.1** See Exhibits 3.1 and 3.2 for provisions of the Amended and Restated Articles of Incorporation and
             Amended and Restated Bylaws of the Registrant defining rights of the holders of Common Stock of the
             Registrant.
       4.2** Specimen Stock Certificate.
       5.1** Opinion of Morris, Manning & Martin, Counsel to the Registrant, as to the legality of the shares being registered.
      10.1** Optio Software, Inc. Stock Incentive Plan dated as of January 1, 1997.
      10.2** Optio Software, Inc. Outside Director Stock Option Plan dated as of October 13, 1999.
      10.3** Lease Agreement by and between Weeks Realty, L.P. and X-Point Corporation dated March 18, 1996.
      10.4** Sublease Agreement by and between HBO & Company and Optio Software, Inc. dated March 22, 1999.
      10.5** Promissory note by and between Optio Software, Inc. and Premier Lending Corporation dated January 31,
             1999.
      10.6** Equipment Security Agreement by and between Optio Software, Inc. and Premier Lending Corporation dated
             January 31, 1999.
      10.7** Security Agreement by and between Optio Software, Inc. and Premier Lending Corporation dated
             January 31, 1999.
      10.8** Guaranty Agreement by and between Optio Software, Inc. and Premier Lending Corporation dated
             January 31, 1999.
      10.9** Promissory note by and between Optio Software, Inc. and David Dun-Rankin dated October 13, 1999.
     10.10** Stock Option Pledge and Security Agreement by and between Optio Software, Inc. and David Dunn-Rankin dated October 13, 1999.
     10.11** Promissory note by and between Optio Software, Inc. and C. Wayne Cape dated December 31, 1998.
      21.1** List of Subsidiaries.
      23.1   Consent and Report of Ernst & Young LLP.
      23.2** Consent of Morris, Manning & Martin (included in Exhibit 5.1).
      24.1** Powers of Attorney (included on signature page).
      27.1** Financial Data Schedule.

  EXHIBIT
  NUMBER                                                   DESCRIPTION
 ---------   --------------------------------------------------------------------------------------------------------
      99.1   Consent of James J. Felcyn, Jr.
      99.2   Consent of Port Huron Hospital.
      99.3   Consent of Schlumberger, Ltd.
      99.4   Consent of The Home Depot, Inc.


------------------------

**  Previously filed.


(b) Financial Statement Schedule



    Schedule II -- Valuation and Qualifying Accounts


ITEM 17. UNDERTAKINGS

    (a) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (c) The Registrant hereby undertakes that:

        (i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

        (ii) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia on the 6th day of December, 1999.


                                OPTIO SOFTWARE, INC.

                                BY:  /S/ C. WAYNE CAPE
                                     -----------------------------------------
                                     C. Wayne Cape
                                     President and Chief Executive Officer

    Pursuant to the requirements of the Securities Act, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------

                                President, Chief Executive
      /s/ C. WAYNE CAPE           Officer and Director
------------------------------    (Principal Executive        December 6, 1999
        C. Wayne Cape             Officer)

                                Chief Financial Officer
     /s/ F. BARRON HUGHES         (Principal Financial and
------------------------------    Accounting Officer),        December 6, 1999
       F. Barron Hughes           Secretary and Treasurer

              *                 Director
------------------------------                                December 6, 1999
      David Dunn-Rankin

              *                 Director
------------------------------                                December 6, 1999
      Mitchel J. Laskey


*By:       /s/ C. WAYNE CAPE
           --------------------------------------
           C. Wayne Cape
           Attorney-in-Fact